Exhibit 99.1

Northgate Minerals Corporation

Why Northgate?

2010 Annual Report

Because we’re different.

Northgate is a *different* kind of gold company. Like our peers, we operate mines and we produce gold. But we believe we have created a **unique formula** for building long-term shareholder value. Our accomplishments have laid the groundwork for a very bright future—a future we believe will propel us to deliver superior returns.

We invite you to learn more about what makes us *different* and how we are forging ahead with the right formula to maximize value for our shareholders.

Robust.

We have a robust three-year growth profile, targeting production of 350,000 ounces of gold in 2013. And we fully expect to add more.

Proven.

We have a history of operational excellence, having repeatedly transformed projects and operations into world-class assets.

Stable.

Location, location, location. We choose to do business in politically and socially predictable, mining-friendly jurisdictions with traditionally low regulatory risk.

Responsible.

We strive to make a difference through the safety of our employees, sound environmental practices and improve the quality of life in a way that is both good for local economic development and our stakeholders.

Northgate Minerals Corp.
Annual Report 2010
Page 1

At a glance

We currently own and operate two underground gold mines in Australia. We are adding a third, world-class mine to our portfolio in northern Ontario. And later this year, we will be exploring the opportunity for the development of a fourth mine in northern British Columbia.

Young-Davidson, Ontario, Canada
100% owned property acquired in November 2005. Currently building a financially robust, long-life gold mine in northern Ontario, located approximately 60 kilometres ("km") west of Kirkland Lake. The mine is targeting average annual production of 180,000 ounces per year at a net cash cost of $400 per ounce. The first gold pour is scheduled for 2012.

Fosterville, Victoria, Australia
100% owned and operated, the Fosterville mine is an underground gold mine that produces approximately 100,000 ounces of gold annually. The mine is located just east of Bendigo, 150 km north of Melbourne and is currently the largest gold producer in the state of Victoria. This year, the mine will produce its half-millionth ounce of gold.

Stawell, Victoria, Australia
100% owned and operated, the Stawell mine is an underground gold mine located 250 km west of Melbourne. With modern production spanning 27 years, the mine has an excellent track record of resource conversion at 80%. Stawell produced its two millionth ounce of gold in 2010 and is the second largest gold producer in the state of Victoria, behind Fosterville.

180,000 oz

Average annual production forecast

$2.0 million

2011 exploration budget in support of organic reserve growth

100,000 oz

Forecast production in 2011

$3.8 million

2011 exploration budget in support of organic reserve growth

88,000 oz

Forecast production in 2011

$7.7 million

2011 exploration budget in support of organic reserve growth

Northgate Minerals Corp.
Annual Report 2010
Page 2

Average gold price ($/oz)
$673
$973
$1,225
$1,385
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 YTD
2008
2009
2010
2011

Cash balance ($ millions)
At December 31
62
254
335
08
09
10

Kemess Underground, British Columbia, Canada

100% owned property located 430 km northwest of Prince George and 5.5 km from our Kemess South mine. The Kemess Underground project contains an Indicated Resource of 136.5 million tonnes with 2.6 million ounces of gold and 861 million pounds of copper. The Kemess camp is home to existing milling facilities and permitted areas for tailings storage.

2,610,000 oz

Indicated gold resources

860.6 million lbs

Indicated copper resources

We're in the gold business

Our vision is to be the leading intermediate gold producer by identifying, acquiring, developing and operating profitable long-life mining properties. In pursuing this vision, we have built a strong portfolio of operating and development assets, while staying true to our core values. We take great pride in our world-class operations in Canada and Australia, two of the best mining areas in the world.

Looking into 2011 and beyond, we have significant leverage to the price of gold, which has trended higher every year as the investment demand for the precious metal increases. So far in 2011, the price of gold has averaged close to $1,400 per ounce.

These factors are expected to provide excellent internal cash flow to fund further growth initiatives in our pursuit of creating sustainable value for our shareholders.

Northgate Minerals Corp.
Annual Report 2010
Page 3

To our shareholders,

We have a portfolio of operating mines and development projects in Canada and Australia and a dedicated and experienced management team with industry-leading expertise and a track record for delivering strong results. We believe these are the keys to sustainable growth and value creation for our shareholders.

Last year, Northgate celebrated its 10-year anniversary of operating the Kemess South mine. Back in 2000, we were a single-asset gold company. Over the past ten years, we have transformed into a proven, multi-mine, mid-tier gold producer. Today, we have a portfolio of operating mines and development projects in Canada and Australia and a dedicated and experienced management team with industry-leading expertise and a track record for delivering strong results. We believe these are the keys to sustainable growth and value creation for our shareholders. I am pleased to report on our progress over the past year and the exciting initiatives for the year ahead.

Young-Davidson: the new cornerstone

We first set foot on the Young-Davidson (YD) property in late 2005. Back then, the property contained only 500,000 ounces of Measured and Indicated Resources. Today, there are over 2.8 million ounces of Proven and Probable Reserves, with considerable potential for adding more. Young-Davidson, coming into production in 2012, will be the new cornerstone of our company as we build towards the future.

Our objectives for Young-Davidson in 2010 included the completion of basic engineering, awarding contracts and issuing purchase orders for mining and milling equipment, all of which were achieved. The year was also marked with a major milestone, as we received the key permit to commence construction. We broke ground in early August and quickly mobilized the appropriate resources to site to begin construction activities.

Over the next year, we expect to invest an additional $300 million to bring Young-Davidson into production. With a successful $170 million convertible note offering completed in October 2010, we are fully funded to complete construction of the mine. We were pleased to have been able to complete this financing through one of the least dilutive means possible to our shareholders.

The main activities at Young-Davidson this year include completing the major earthworks required for preparation of the project site, commissioning the new hoist and commencing sinking operations of a new shaft, erecting the process plant building and constructing the power line to energize the site by the beginning of the fourth quarter. At the end of February 2011, we had 80% of the contracts awarded, 90% of equipment purchase orders placed and 60% of the engineering completed. To date, we are pleased to report that the project remains on schedule and on budget.

In addition to the major construction achievements, we completed a very successful exploration campaign at Young-Davidson with the discovery of the YD West zone that returned one of the best holes ever drilled on the property of 3.46 grams per tonne ("g/t") gold over 79.5 metres ("m"). This discovery hole was followed up by drilling in early 2011 that also intersected higher grade mineralization.

While the thickness and grade of these mineralized intervals are extremely exciting, the real significance is that we have been able to confirm the fault offset model relating the YD West zone to the main Young-Davidson deposit. The deposit remains open to the west, east and at depth and we have every reason to believe that we can add meaningful ounces to an already long and robust 15-year mine-life.

Australia: turning the corner

Over the past year, our Australian operations experienced some growing pains, as we developed deeper into the orebodies. However, we have conducted major exploration and development programs and are focused on making these operations more efficient and to increasing reserves for a longer mine-life. In 2011, we will structure and plan for the long run and build upon our many accomplishments to position these mines for continued growth in shareholder value.

At Fosterville, annual production was slightly lower than forecast, but the mine still achieved its second straight year of producing over 100,000 ounces of gold, highlighted in the second quarter by a record quarterly output of 28,476 ounces.

Northgate Minerals Corp.
Annual Report 2010
Page 4

On the development front, the main Harrier production drift and ventilation rise were successfully completed by the end of the year in advance of production by mid-year 2011. This is a significant achievement as the Harrier orebody will provide a second mining front for Fosterville and will contribute to the steady 100,000-ounce annual production average for future years.

On the exploration front, drilling within the Phoenix Footwall and Extension down dip from the existing reserves intersected several areas of strong mineralization. We are now testing for the large-scale continuity of the Phoenix Deposit, which has been the most productive orebody identified on the property to date. We are encouraged by the excellent results and by the potential to add to reserves and to extend the Phoenix zone along strike and down plunge.

Stawell also had a number of exploration successes during the year. Our exploration program focused on two 'big-fish' targets, both in previously untested areas—and we discovered gold in both of these targets.

The first 'big-fish' target is the Wonga Gift, located 1.6 km south of the existing mine workings. The mineralization is consistent with the Golden Gift orebodies, which have produced over 600,000 ounces of gold during the past decade. Given its close proximity to the existing infrastructure, the area could be drilled off and brought into production as early as 2013, which would provide sufficient ounces to extend the mine-life in the near to medium-term.

The second 'big-fish' target is the Northgate Gift, which we believe could have a considerable impact on the future of the Stawell mine over the long-term. The Northgate Gift represents one of the most noteworthy discoveries in the state of Victoria for some time, given the potential for a significant extension of the Magdala and Golden Gift systems, which have been in continuous production for the past 27 years.

While the year was marked with a number of exploration successes, we also addressed some operational issues at Stawell. A combination of complex geology and poor reserve performance on the reserve extremities of older mining areas hampered production throughout the year. Accordingly, we designed a solid plan to remedy these issues. Our efforts have since paid off: the mine is forecasting an increase in production of at least 20% in 2011 and even higher in 2012 and 2013. As a result, we also expect to see a decline in the net cash cost of production by about 15% in 2011 and 20% in 2012.

Kemess Underground: worth taking a second look

In 2010, we began to investigate the prospect of mining the existing resource at Kemess North; only this time, from *underground*. The original deposit, located approximately 5.5 km from the Kemess South mine, was home to a Measured and Indicated Resource of 719 million tonnes of ore. With metal prices that have almost tripled since the original Feasibility Study in 2005, we decided it was time to take a fresh look at the area's potential.

We began to assess the economic prospects of mining part of the Kemess North deposit using an underground mining method. An initial review of the existing resource model was carried out and identified a higher grade zone that could support an underground bulk mining operation: Kemess Underground. This target zone, located in the eastern part of the Kemess North deposit, from 300 m to 600 m below surface, contained at least 70 million tonnes of mineralization with 1.4 million ounces of gold and 500 million pounds of copper. In other words: 40% of the deposit's metal value in just 10% of the tonnes.

Encouraged by this opportunity, we began by undertaking a $3 million exploration program to better define the geometry and grade of the target zone for purposes of evaluating the potential for underground mining. The 30-hole diamond drill program that began last summer exceeded our expectations.

Northgate Minerals Corp.
Annual Report 2010
Page 5

Letter to shareholders (cont'd)

We returned some of the best grades and thicknesses ever intersected on the property: hole KN-10-03 returned 3.37 g/t gold and 0.95% copper over 60 m within a broader interval of 205 m, which returned 1.28 g/t gold and 0.36% copper. To put that into perspective, the average resource grade for Kemess North was 0.30 g/t gold and 0.15% copper.

Upon the heels of a very successful drill program, we released an updated resource estimate for Kemess Underground earlier this year. Once again, the results exceeded expectations: an Indicated Resource of 136.5 million tonnes containing 2.6 million ounces of gold and 861 million pounds of copper. This represents an 18% increase in tonnes, a 10% increase in gold and a 9% increase in copper compared to the initial target zone that was identified last year.

Clearly, the Kemess Underground project holds significant value. We will work towards completing a Preliminary Assessment by the summer, which will outline the economics and determine the best method for mining the resource. This will be followed up by feasibility work towards the end of the year.

Creating our future

Over ten years ago, Northgate began a new chapter when we took ownership of the Kemess South mine. Since then, the mine has produced 2.7 million ounces of gold and over 700 million pounds of copper. As Kemess South produced its final ounce in March of 2011, we marked the end of an extremely productive operational phase of the mine as we turned our focus to reclamation.

With change comes new opportunities, and a vision for the Northgate of tomorrow. I have seen the transformation of this company over the years and I see the tremendous upside. I believe in our people, our assets and our proven track record to deliver results and I believe that our unique business and operating approach has created a solid groundwork for a very bright future.

With a growing production profile and exciting projects in the pipeline, we know how to execute our objectives and fulfill our expectations.

I also would like to take this opportunity to thank the 1,500+ past and present employees from over 100 cities across Canada and the US that have been a part of the Kemess family. Your efforts and dedication have been exemplary and have made the mine one of the most successful built in Canada.

I also wish to thank our current employees for their tireless commitment as we continue our journey of operating and building world-class mines.

I would like to extend my appreciation to our board of directors for their strategic guidance and our management team for their continued efforts over the past year. To our shareholders, I thank you for your support and I assure you that we will work diligently to deliver on our promises on what we believe is a very bright future for our company.

Kenneth G. Stowe
President & Chief Executive Officer

Northgate Minerals Corp.
Annual Report 2010
Page 6

Northgate of tomorrow

With a growing production profile and exciting projects in the pipeline, we know how to execute our objectives and fulfill our expectations.

Robust Growth.

- Add to the 2.8 million ounces of Proven and Probable Reserves at Young-Davidson
- Follow up on promising exploration results to expand reserves at our Australian operations
- Complete a Preliminary Assessment for the Kemess Underground Project
- Increase production to 350,000 ounces of gold in 2013

Proven Operators.

- Build Young-Davidson on time and on budget
- Continue to improve operations in Australia for higher productivity and lower costs
- Determine the best mining method for the Kemess Underground project

Stable Jurisdictions.

- Continue to pursue our objectives in politically and socially predictable, mining-friendly jurisdictions with historically low regulatory risk
- Partner with junior exploration companies for opportunities located in prolific mining areas

Responsible Miners.

- Make safety a top priority for all of our employees
- Minimize our environmental footprint with sound environmental practices
- Contribute to and collaborate with local communities

Northgate Minerals Corp.
Annual Report 2010
Page 7

Robust production growth profile.
Proven operators.
Stable jurisdictions.
Responsible mining practices.

Process plant foundations at Young-Davidson

Bringing value to the surface: Young-Davidson

Our growth strategy has focused on acquiring, developing and operating profitable, long-life mining properties in stable jurisdictions. Young-Davidson epitomizes this strategy in action. With Proven and Probable Reserves of over 2.8 million ounces of gold, Young-Davidson is targeting more than 15 years of production. Using today's spot prices, this translates into an after-tax internal rate of return of 22%, total after tax cash flow of over $1.2 billion and a payback of four years.

Targeting our first gold pour in late March 2012, the first leg of production will come from a small open pit scheduled to produce approximately 85,000 ounces in 2012 and 135,000 ounces in 2013. Once underground, production is expected to ramp up to approximately 175,000 ounces in 2014 and 220,000 ounces in 2015. Combined with a below-industry average cash cost of $400 per ounce over the life of the mine, Young-Davidson represents the new cornerstone of our company.

We are also focusing our efforts on expanding the current reserves on the property, as the main deposit is open to the west, east and at depth. In 2011, we have budgeted $2.0 million for a 12,000 m diamond drill program. The main focus is on the syenite-hosted gold mineralization in the newly-discovered YD West zone, which returned one of the best holes ever drilled on the property. Two follow-up holes in 2011 returned higher grades than the average resource grade and confirmed the fault offset model relating the YD West zone to the main deposit.

With current exploration success and significant exploration potential on the property, the opportunity to add to reserves is excellent. Our expectation is that we will ultimately increase annual production or extend the 15-year mine-life.

CANADA
Ontario
Timmins
Kirkland Lake
Thunder Bay
Young-Davidson
Sudbury
Montreal
USA
Toronto
Detroit
New York

Young-Davidson: Ontario, Canada

2011:

Construction

2012:

First gold pour; open pit production of 85,000 ounces of gold.

2013:

Open pit production of 135,000 ounces of gold.

Average annual gold production of 180,000 ounces over a 15-year mine-life.

Northgate Minerals Corp.
Annual Report 2010
Page 8

Robust growth (000s oz)

200
300
350
11E
12E
13E

Cash cost ($/oz)

810
725
615
11E
12E
13E

Over the next three years, we will grow annual production to 350,000 ounces of gold.

Underground miner at Fosterville

AUSTRALIA
Victoria
Canberra
Bendigo
Fosterville
Stawell
Melbourne

Fosterville Gold Mine: Victoria, Australia

2011-2013:

Steady average annual production of 100,000 ounces of gold.

Bringing value to the surface: Australia

Fosterville Gold Mine

This past year, Fosterville achieved production of 100,441 ounces of gold. Annual production is forecast to remain consistent at approximately 100,000 ounces in 2011, 2012 and 2013, a testament to the significant turnaround of the operation since we acquired the mine in early 2008. This year, the mine will produce its half-millionth ounce of gold.

In 2011, we will continue to focus on the development of infrastructure for the Harrier orebody. Substantial progress was made in 2010 as the development decline exceeded plan for the year. By the end of last year, the main Harrier ventilation rise was completed. This will help establish primary ventilation and secondary access for the Harrier orebody in the first half of 2011 in preparation for production by mid-year.

The establishment of the Harrier orebody provides a second mining front for Fosterville. Combined with the Phoenix orebody, which is the main source of ore, Harrier will improve operating flexibility for production going forward.

As part of its $3.8 million exploration program, follow-up drilling will be completed on the Phoenix Extension, Harrier and the recently discovered Phoenix Footwall zone, where drilling from the 2010 campaign showed promising results with the potential for reserve growth. Other exploration work at Fosterville will take place in the vicinity of some of the 21 past producing open pits on the mining lease with the intent of recommencing production from some of these pits.

Northgate Minerals Corp.
Annual Report 2010
Page 9

Robust production growth profile.
Proven operators.
Stable jurisdictions.
Responsible mining practices.

Milling facilities at Stawell

Stawell Gold Mine

Production at Stawell is set to return to historic levels in 2011 and beyond, adding to the two million ounces already produced on the property. Total gold production in 2011 is forecast to be approximately 88,000 ounces, a 20% improvement over the previous year. This upward trend is expected to continue into years 2012 and 2013: production is forecast to be in the range of 105,000 – 117,000 ounces, as ore will be increasingly sourced from the higher-grade GG6 zone.

The net cash of production at Stawell is also expected to decline significantly from 2010. This year, the net cash cost is forecast to be approximately $800 – $850 per ounce and is expected to further decline to around $650 per ounce in years 2012 and 2013.

Over the past year, we made two significant gold discoveries in previously untested areas. Exploration in 2011 will focus on these two 'big-fish' targets, which could add significant reserves underground. The first target, in close proximity to existing mine workings, intersected high-grade mineralization of 13.7 g/t gold over 5.45 m, including 25.0 g/t gold over 2.2 m. Approximately 10,000 m of surface diamond drilling is planned in 2011. By the middle of the year, we hope to have enough information to evaluate whether mineralization in the area is sufficiently robust to support drifting across to the zone to complete resource definition drilling.

The second target is the Northgate Gift, the fault offset extension of the Golden Gift and Magdala orebodies, which have produced over two million ounces of gold on the property. The discovery hole reached its target and

AUSTRALIA
Victoria
Canberra
Bendigo
Fosterville
Stawell
Melbourne

Stawell Gold Mine: Victoria, Australia

2011-2013:

Growing production profile over the next three years, increasing from 88,000 in 2011 to approximately 117,000 ounces in 2013.

Northgate Minerals Corp.
Annual Report 2010
Page 10

We are well positioned for long-term sustainable growth,
with exciting projects in our development pipeline.

Diamond drill at Kemess

CANADA
Kemess
Stewart
British Columbia
Dawson Creek
Mackenzie
Prince Rupert
Smithers
Prince George

Kemess Underground: British Columbia, Canada

2011:

Preliminary Assessment mid-year.

Feasibility work by year-end.

intersected gold-bearing intervals of mineralization. Follow-up drilling, which will take all of 2011 to complete, will better define the size and geometry of the zone and associated mineralization.

The final component of our $7.7 million exploration program at Stawell is focusing on the GG6L zone, where several excellent intervals (24.0 g/t over 10.6 m and 13.2 g/t over 4.0 m) were intersected in 2010. At present, GG6L extends over 200 m along strike and over 180 m in vertical height. Drilling in 2011 will focus on adding to high-grade reserves.

Bringing value to the surface: Kemess Underground

The Kemess Underground Project represents an exciting opportunity for Northgate: Indicated Resources of 136.5 million tonnes containing 2.6 million ounces of gold and 861 million pounds of copper.

A budget of $1.4 million has been allocated in 2011 to fund a variety of technical studies. We expect to complete a Preliminary Assessment by the summer, which will outline the economics and timeline for mining the current resources.

The Kemess Underground project represents significant value for the company: possibly 10 years of additional mining at the Kemess camp, which would add to our robust growing production profile and significantly reduce Northgate's average net cash cost of production. In addition, we would be able to use the existing Kemess South milling facilities and infrastructure, including two fully-permitted areas to store tailings.

Additional exploration targets have been identified during historical drilling in the immediate area, bearing similar gold-copper mineralization: the Offset, Ora and Altus zones, all of which could have a positive impact on production in future years.

Northgate Minerals Corp.
Annual Report 2010
Page 11

Robust production growth profile.

Proven operators.

Stable jurisdictions.

Responsible mining practices.

The journey is the reward... and what a journey it has been.

Since 2000, we have owned and operated the Kemess South mine. Looking back on the journey, our dedicated workforce has transformed Kemess South into one of the most successful mines ever built in Canada.

Aerial view of Kemess South

Northgate Minerals Corp.
Annual Report 2010
Page 12

2.7 million ounces of gold

Kemess South recorded its highest annual gold production of 310,296 ounces in 2006.

700 million pounds of copper

Kemess South recorded its highest annual copper production of 81.2 million pounds in 2006.

$170 per oz life-of-mine cash cost

In 2006 and 2007, the mine recorded a negative cash cost of $56 and $22 per ounce.

$750 million of free cash flow*

We have generated excellent free cash flow over the past ten years.

50,000 tonnes of ore milled per day

190 million tonnes of ore milled since 2000.

Awards & recognition

Edward Prior Award for Safety (2002)
Edgar A. Scholtz Medal for Excellence in Mine Development (2002)
Citation for Metal Mine Reclamation (2002, 2008 and 2009)
Over two dozen top place finishes in mine rescue competitions (2000–2010)

* Free cash flow is a non-GAAP measure, calculated as cash flow from operations less capital expenditures.

Northgate Minerals Corp.
Annual Report 2010
Page 13

Robust production growth profile.
Proven operators.
Stable jurisdictions.
Responsible mining practices.

We take pride in our operational expertise, sustainable economic development and the strength of our commitment to building a stronger Northgate.

Underground miners at Fosterville

Northgate Minerals Corp.
Annual Report 2010
Page 14

Focused

The gold industry has changed dramatically in recent years. Today's record high gold prices have propelled many new companies onto the scene, eager to take advantage of the present commodity boom. But it's a race: due to the historically cyclical nature of the industry, many need to get to the production stage as quickly as possible before the next downturn hits. Operations with high price tags and soaring costs will be exposed if metal prices fall.

At Northgate, we have taken a different approach. Having been around for awhile, we know what works. Our focus is on operating mines effectively and efficiently. We have the hands-on experience and expertise to ensure success. Granted, success in the gold mining industry is dependent upon several factors. The key is to strive for operational excellence today and for the long-term, so at any point in the commodity cycle, we're still in business and producing gold in a cost-effective manner.

Deliver

While the gold business has changed dramatically over the years, our vision has remained the same: to be a leading intermediate gold producer by building a strong portfolio of profitable, long-life mining properties. Committed to our vision, we have been able to create sustainable value for our shareholders and deliver results.

Case in point: the Kemess South mine. In 2000, Northgate purchased this promising but underperforming gold mine when nobody else wanted to take a second look. At that time, we were in a cyclical trough—the price of gold was trading below $300 per ounce and copper was at 70 cents per pound.

With foresight, resolve and integrity, combined with a dedicated workforce, we transformed this asset into one of the most successful mines ever built in Canada. The result: production of 2.7 million ounces of gold and over 700 million pounds of copper while maintaining one of the lowest cash costs in the industry.

Just as impressive, we have generated excellent free cash flow*: approximately $750 million over the past ten years. While many investors may look to cash cost per ounce or earnings as an indicative measure of success, we believe free cash flow is the most important measure in gauging performance. It gives a clear view of the "real" cash generated after all related expenses have been paid—cash that can be used to pursue new opportunities without relying on additional borrowing or dilution.

Thus, we enhance shareholder value

Our exceptional free cash flow enabled us to purchase two mines in Australia at the beginning of 2008—an all-cash transaction—and we did not dilute our shareholders in the process.

Like Kemess South, our two mines in Australia were underperforming and undercapitalized. And like Kemess South, our dedicated workforce embraced the opportunity to deliver higher productivity and performance to get more ounces out of the ground at a lower cost. Within two years, we delivered on an ambitious turnaround plan. In 2009, Fosterville achieved record annual production and Stawell produced its two millionth ounce of gold last year.

Our achievements at Young-Davidson speak for themselves. Since acquiring the property in late 2005, we have successfully delivered on a robust exploration program that has seen the 500,000 ounces of Measured and Indicated Resources we originally purchased turn into over 2.8 million ounces of Proven and Probable Reserves. In addition to a very successful exploration program, we have also advanced through the engineering development phases of the project, received the key permits to commence construction and have an excellent relationship with the local Matachewan First Nations, signing an Impacts and Benefits Agreement in 2009.

Given our record of success, we feel we are excellent operators. It's not always easy, but what sets us apart is our expertise, our clear strategic focus and our committed workforce. We believe in the value of discipline and hard work and we're not afraid of rolling up our sleeves to get the job done right.

* Free cash flow is a non-GAAP measure, calculated as cash flow from operations less capital expenditures.

Northgate Minerals Corp.
Annual Report 2010
Page 15

Robust production growth profile.
Proven operators.
Stable jurisdictions.
Responsible mining practices.

Location, location, location.
We choose to do business in politically and socially predictable, mining-friendly jurisdictions with historically low regulatory risk.

Aerial view of Young-Davidson Fall 2010

Northgate Minerals Corp.
Annual Report 2010
Page 16

The right location

We choose to do business in politically and socially predictable, mining-friendly jurisdictions. Our mines and projects are located in the Americas and Australia—areas with a prolific mining history. More importantly, these regions are rich in natural resources, where mining continues to be a significant primary industry.

Risk vs. reward

All business decisions carry risk. It's our job to carefully identify and manage risk while pursuing our objectives. For Northgate, our business approach focuses on operating high-quality assets in mining-friendly jurisdictions. While we applaud the successes of those companies who operate in more challenging regions of the world, that is not our focus. We believe the greatest benefit for our stakeholders, employees and the communities in which we operate is realized by creating sustainable value through disciplined growth and operational excellence – goals that can only be achieved by choosing the right *location*.

Our Young-Davidson mine is located in northern Ontario; the province is Canada's leading producer of gold, accounting for over half of the national total. The region is attractive because of its excellent infrastructure, safety and low development costs. The site is accessible by paved highways and roads and is situated only a short distance from the town of Matachewan, where there is enthusiastic support for the project.

In 2008, we ventured past our local borders into a new territory: Australia. While some may view Australia as 'far and away', we see Australia as 'right at home'. Similar to Canada, Australia is a developed nation with a modern economy and a rich mining history that continues strong today.

Like Young-Davidson, our mines in Australia are located in regions with excellent infrastructure, transportation and stable economies to support long-term growth. The locations are ideal for our workforce, most of whom reside in the towns or immediate surrounding areas. Together, Fosterville and Stawell are the largest gold producers in the state of Victoria.

History paying dividends

The old adage remains true: the best place to find new gold is where gold has already been found. Today, the next generation of gold discoveries is benefiting from newer technology to detect deeper deposits, making it worthwhile to take a fresh look at previously mined areas. Along with technological advances, we have the added benefit of record gold prices. This provides an opportunity for companies to turn old mineral properties into new mines provided they have the vision and expertise to make it work. And we do.

Approximately 60 km west of Kirkland Lake, Young-Davidson is located in the gold-rich Abitibi greenstone belt. The Abitibi is one of the largest greenstone belts in the world and has generated tremendous dividends: 160 million ounces of gold, of which the Kirkland Lake gold camp is the second largest contributor. At Young-Davidson, mining during the 1930s to 1950s generated gold production of one million ounces.

Both of our Australian mines are located within the Victorian goldfields, historically one of the highest producing goldfields in Australia and home to the country's first major gold rush in the 1850s.

Fosterville is located in the mining town of Bendigo, estimated to have produced 22 million ounces of gold since its first discoveries in 1851. Similarly, Stawell has a history of gold mining dating back to the mid-19TH century Victorian gold rushes. Modern production at Stawell has generated over two million ounces of gold in the past 27 years.

Choosing the right location is integral in any business. While we consider the political and social climate of our jurisdictions, we have an additional advantage of operating in areas with a proven history of multi-million ounce gold discoveries. And as history has a way of repeating itself, we are confident that we will benefit from past performance and will continue to yield new discoveries, paying significant dividends.

Northgate Minerals Corp.
Annual Report 2010
Page 17

Robust production growth profile.
Proven operators.
Stable jurisdictions.
Responsible mining practices.

At Northgate, we value honesty, accountability, transparency and teamwork above all else. These values drive our planning and decision making at every stage of the business — from exploration to operation and to eventual closure of the mine. Except it's not only about the mining; we strive for excellence in creating a safe workplace, minimizing our environmental footprint and contributing to the communities we operate in. And we've been pretty good at what we do.

In-pit tailings storage at Fosterville

Northgate Minerals Corp.
Annual Report 2010
Page 18

2010 Reclamation Citation awarded to Kemess South

For the second year in a row, Kemess South was awarded the Metal Mining Reclamation Citation from the BC Technical & Research Committee for outstanding achievements in reclamation at a metal mine in British Columbia.

Mine Rescue Competition won by Stawell

The Stawell Gold Mine Emergency Response Team took home first place at the 18th Annual Victorian Mine Rescue Competition. This is Stawell's ninth win in the past 18 years.

Development & Closure Plan accepted for Young-Davidson

In-pit tailings storage granted for Fosterville

First government approval granted for a gold mine in Victoria, allowing for the use of in-pit tailings storage.

At Northgate, we work diligently with our employees, their families and the local communities in which we operate to improve the quality of life in a way that is both good for local economic development and our stakeholders. Sound environmental practices are a priority in the design and operation of our facilities through all phases of the mining life cycle.

Included in this report are just some of the ways in which we've carried out these responsible practices.

Minimizing our footprint

Our objective is to minimize our environmental footprint through implementing environmentally responsible practices through all phases of the mine-life cycle and to provide protection for the environment today and for future generations. We view effective management of the environmental effects of our operations as critical to our success as an organization. This has never been more prevalent at Northgate. In 2011, the Kemess South mine will produce its final ounce. Conversely, the journey at Young-Davidson is only beginning as we move towards commercial production.

However, success can only be achieved if environmental and sustainable practices are implemented from day one. At Young-Davidson, we have designed the mine to utilize as much of the disturbed areas as possible from historical mining activities to minimize our environmental footprint. We have also engaged regulators early in the project design stage to ensure our planned activities meet or exceed applicable regulations. The Young-Davidson Closure Plan, approved by the provincial government, outlines measures for mine development and eventual closure, which include:

- reclaiming and restoring all affected sites and landscapes to stable and self-sustaining conditions;
- providing for mine closure using proven technologies in a manner consistent with sustainable development; and
- continual monitoring and maintenance of locations affected by the mine to ensure long-term success.

Northgate Minerals Corp.
Annual Report 2010
Page 19

Robust production growth profile.
Proven operators.
Stable jurisdictions.
Responsible mining practices.

Our approach to responsible environmental practices is carried out from initial design to ultimate closure. Proper and early planning provides the greatest opportunity to ensure cost effective and long-term, self-sustaining success. We have employed this approach every step of the way at Kemess South and as the mine wrapped up its operations earlier this year, more than 60% of the land has already been reclaimed.

Reclamation planning at Kemess South has focused on promoting the ingress of native species to promote self-sustaining vegetative cover. We have also worked towards completing all large-scale earth works, which is scheduled for completion by the end of the 2011 field season.

In addition, we have developed a detailed pre-closure and post-closure monitoring and reporting program for our long-term reclamation goals. This program is designed to monitor: vegetation growth and establishment, continued fish presence and habitat, water quality, and long-term stability and safety of the closed site. Where necessary, an adaptive management approach will allow for the development of alternative strategies to achieve our long-term reclamation goals.

Finally, we have worked extremely hard over the years with our waste rock characterization programs and waste rock management strategies to ensure Kemess South would not require long-term water treatment. A cornerstone of this objective is to ensure that the waste rock identified as potentially acid generating will be contained in permanent underwater storage, in either the tailings storage facility or within the open pit.

We have been recognized as a leader in mining reclamation practices and have been awarded back-to-back citations by the BC Technical & Research Committee (TRCR). This is the third time in the last 10 years that we have been recognized for our outstanding and innovative reclamation efforts at Kemess South.

Reclamation activities are just as important during the operating cycle. In Australia, both the Fosterville and Stawell Gold mines continue to develop and implement reclamation strategies to enhance current sustainability practices.

At Fosterville, the site began the use of in-pit tailings storage in 2010. This is the first government approval for a gold mine in the state of Victoria that allows for the use of previously-mined open pits for tailings storage, preventing any further land disturbances. An additional benefit that is realized from in-pit disposal is eliminating an open void from the landscape, thereby re-establishing the local area to near its pre-mining landscape. This is also more conducive for the establishment of self-sustaining vegetative cover upon completion of final reclamation.

At Stawell, a number of environmental and reclamation accomplishments were achieved over the past year. This includes the re-vegetation of approximately 13 hectares of disturbed land. In addition, we submitted a closure strategy for the tailings dams to the environmental regulators. An important closure initiative was undertaken in 2010 as the environmental team at Stawell commenced research on the effect of evapotranspiration from trees located on the site's tailings dams. This research will help to determine the thickness of cover needed when rehabilitating the tailings dams and will minimize downstream impacts at closure.

Making safety our top priority

Creating a safe workplace for all our employees is a core value at Northgate. As an organization, we work to establish and maintain standards, procedures and management controls to ensure that appropriate health and safety considerations are integrated into all aspects of our business in order to minimize workplace risks. We seek to continuously improve our safety performance, with a target of operating with zero injuries, and to be among the safest mine operators in each of the jurisdictions in which we operate.

During the year, we adopted and implemented a new corporate Health, Safety and Environment Management System at our mine sites in Canada and Australia in order to align our risk management programs in these areas across the organization.

At Fosterville, both an internal review and external audit of the site's safety management systems were conducted. The external audit was extremely positive, commenting that "the overall safety climate survey results were some of the highest obtained when

Northgate Minerals Corp.
Annual Report 2010
Page 20

benchmarked with some of Australia's leading companies. This demonstrates not only the existence of a positive work culture, but evidence that the operating safety system is visible and effective at all levels of the Fosterville Gold mine."*

At Stawell, the mine improved upon on what is already an excellent safety record, ending the year with a long-term injury ("LTI") frequency rate of 1.3. In Australia, LTI frequency rates are measured as the number of lost-time claims per one million hours worked. Although one LTI was recorded towards the end of the year, the mine went 537 days without a LTI. Further to this exemplary record, Stawell's Emergency Response Team took home first place at the 18th Annual Mine Rescue Competition in the state of Victoria. For Stawell, this is the mine's ninth win in the last 18 years, demonstrating the commitment of our employees to our health and safety programs. The Fosterville Gold mine has also been victorious in this competition, taking home first prize in 2008.

As activities are ramping up at Young-Davidson, the site will accommodate a work crew of 600 during the two-year construction phase and 275 employees during the initial 15-year mine-life. Prior to 2010, the site had a near-perfect record since Northgate took ownership in 2005, operating over 1,200 days without a single LTI. As we have transitioned to the construction phase, we have re-focused and re-emphasized the importance of safety, continually providing safety training programs for the protection of our employees, with the ultimate goal of operating with zero lost-time injuries.

Being good corporate citizens

At Northgate, we don't simply work within the communities in which we operate. Our objective is to contribute to, and collaborate with, the local communities in order to provide significant socio-economic benefits for our stakeholders.

In Australia, the Fosterville and Stawell Gold mines strive to make a positive contribution to their surrounding communities, providing both direct employment and support for local businesses and services. In particular, the Stawell Gold mine has been the largest employer within the Stawell township since modern production began 27 years ago. Combined, both mines contribute approximately $150 million into the local communities in wages and purchased goods and services each year.

In addition, both mines have long-established Community Grant Programs, which provide funds on a semi-annual basis to support community-based groups in strengthening the social fabric of small rural townships. Both sites offer grants to educational, social, recreational and environmental groups. The programs are also able to respond to extraordinary cases, such as the recent and unprecedented flooding that affected many townships and communities in the region. To assist with this cause, both the Corporation and our employees have made donations to local organizations to help with the recovery and rebuilding efforts.

Finally, we work to ensure that all local stakeholders are engaged through consistent and comprehensive communication. All of our sites offer a community newsletter, providing updates and progress reports on mining activities. Several meetings are also held throughout the year with the members of the communities and town councils to discuss particular developments and solicit feedback. In Australia, the mine sites hold annual Public Open Days, which provide an opportunity for community and family members to visit and tour our mine facilities.

Young-Davidson is an important project for northern Ontario, revitalizing the Kirkland Lake gold camp and providing significant economic and social benefits for the local town of Matachewan and its surrounding communities. To date, approximately $170 million of contracts have been awarded and the project will create a total of 875 jobs through the construction phase and during the mine-life.

* Excerpt from the *Safety Management System Audit & Climate Survey of Northgate Minerals Fosterville Gold Mine 2010* prepared by Safety Action Pty Ltd.

Northgate Minerals Corp.
Annual Report 2010
Page 21

Financial Review

Northgate Minerals Corporation is a gold and copper producer with mining operations, development projects and exploration properties in Canada and Australia. Our vision is to be the leading intermediate gold producer by identifying, acquiring, developing and operating profitable, long-life mining properties.

Northgate is listed on the TSX under the symbol NGX and on the NYSE Amex under the symbol NXG.

Contents

Management's Discussion and Analysis
- Forward-Looking Statements 23
- Introduction and Executive Overview 23
- Key Performance Indicators 24
- Commodity Price and Exchange Rates 26
- Results of Operations 27
- Corporate Administration 34
- Summary of Quarterly Results 35
- Liquidity and Capital Resources 36
- Environmental Management 40
- Human Resources 40
- Contractual Obligations and Commitments 41
- Controls and Procedures 42
- Risks and Uncertainties 43
- Critical Accounting Estimates 45
- Future Changes in Accounting Policies 47
- Non-GAAP Measures 51

Management's Responsibility for Financial Reporting 53

Independent Auditor's Report to the Shareholders 54

Consolidated Balance Sheets 55

Consolidated Statements of Operations and Comprehensive Income (Loss) 56

Consolidated Statements of Cash Flows 57

Consolidated Statements of Shareholders' Equity 58

Notes to Consolidated Financial Statments 59

Five Year Comparative Summary 80

Mineral Reserves and Resources 81

Directors & Officers 84

Shareholder Information 86

Northgate Minerals Corp.
Annual Report 2010
Page 22

Management’s Discussion & Analysis

Forward-Looking Statements

Management’s Discussion and Analysis (“MD&A”) provides a review and analysis of the performance of Northgate Minerals Corporation (“Northgate” or the “Corporation”) over the past two years, highlighting various trends and issues. Risks that can be expected to impact future operations are also discussed. These issues and risks may cause actual results to differ materially from those described in forward-looking statements contained in the MD&A. Where used, the words “anticipate”, “expect”, “intended”, “forecast”, “should”, and similar expressions are intended to identify forward-looking statements.

Northgate expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

Introduction

This MD&A of the results of operations and liquidity and capital resources of Northgate for the 2010 and 2009 fiscal years should be read in conjunction with the consolidated financial statements and related notes. All the financial information presented herein is expressed in United States (“US”) dollars, unless otherwise stated. Financial information presented in tables is expressed in thousands of US dollars, unless otherwise indicated. The accompanying consolidated financial statements and related notes are presented in accordance with Canadian generally accepted accounting principles (“GAAP”). These statements, together with this MD&A dated March 28, 2011, are intended to provide shareholders with a reasonable basis for assessing the operational and financial performance of Northgate, as well as certain forward-looking statements relating to Northgate’s potential future performance. Additional information can be found in Northgate’s Annual Information Form (“AIF”), which is filed with the Canadian Securities regulatory authorities on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and Northgate’s annual report on Form 40-F, which is filed with the US Securities and Exchange Commission (“SEC”) at www.sec.gov.

Executive Overview

Northgate is a leading gold and copper producer with mining operations, development projects and exploration properties in Canada and Australia. Its principal assets are the Fosterville and Stawell Gold mines in Victoria, Australia, the Kemess South mine in north-central British Columbia and the Young-Davidson development property in northern Ontario. Northgate’s common shares trade on the Toronto Stock Exchange under the symbol NGX and on the NYSE Amex under the symbol NXG.

Northgate Minerals Corp.
Annual Report 2010

Management’s Discussion & Analysis

Key Performance Indicators

A summary of the key performance indicators for the past three years is shown in the table below.

	2010	2009	2008[1]
Revenue	$485,047	$484,976	$460,988
Net earnings (loss) before income taxes	(55,972)	(42,787)	40,470
Net earnings (loss)	(71,704)	(49,506)	10,720
Per basic common share	(0.25)	(0.19)	0.04
Per diluted common share	(0.25)	(0.19)	0.04
Total assets	905,484	741,679	591,629
Long- term liabilities	181,597	37,640	61,778
Metal production
Gold (ounces)	272,713	362,398	354,800
Copper (thousands pounds)	40,666	52,496	51,906
Realized metal prices
Gold ($/ounce)	1,256	994	873
Copper ($/pound)	3.61	2.87	2.78
Foreign exchange rates
US dollar (“US$”)/Canadian dollar (“Cdn$”)	0.97	0.88	0.94
US$/Australian dollar (“A$”)	0.92	0.79	0.86
Net cash cost ($ per ounce) [2]	660	477	447

[1]	On February 18, 2008, Northgate acquired Perseverance Corporation Ltd. (“Perseverance”), an Australian gold producer with two fully-permitted gold mines. 2008 financial figures include the results of Northgate’s Australian operations from February 19, 2008 to December 31, 2008.
[2]	The net cash cost of production per ounce of gold is a non-GAAP measure. Refer to page 51 for a discussion of non-GAAP measures.

Total revenues in 2010 were consistent with 2009, driven by a 26% increase in the price of gold and a 46% increase in the price of copper, which offset lower metal sales. A loss of $13,768,000 was recognized in revenue for the year ended December 31, 2010 (2009 – $37,674,000) for the change in fair value of outstanding copper forward sales contracts. Total revenues increased in 2009 from 2008 due to increased gold sales and higher gold prices.

Northgate recorded a net loss of $71,704,000 or $0.25 per diluted common share in 2010, which includes a $76,936,000 impairment recorded against the carrying value of long-lived assets at Fosterville (refer to discussion in Fosterville Gold Mine Performance section below) and a $3,475,000 write-down of certain exploration tenements in Australia. Northgate’s net earnings in 2010 included an income tax expense of $15,732,000, $12,727,000 attributable to its Canadian operations and $3,005,000 attributable to its Australian operations. The Corporation was not cash taxable in 2010. Northgate’s net loss in 2009 of $49,506,000 or $0.19 per diluted common share included an impairment of $83,486,000 recorded against the carrying value of long-lived assets at Fosterville and an other than temporary impairment of $10,979,000 on its investments in auction rate securities (“ARS”). The net loss in 2009 included an income tax expense of $6,719,000 attributable entirely to its operations in Canada. Net earnings of $10,720,000 in 2008 included an income tax expense of $29,750,000 due primarily to the reversal of a future income tax (“FIT”) asset related to British Columbia mineral taxes, which had been recognized in 2007 when the consensus forward price of copper was in excess of $3.00 per pound. The tax expense also reflected the FIT of Northgate’s copper forward sales portfolio, which was in a significant asset position at the end of 2008.

Per share data is based on the weighted average diluted number of shares outstanding of 290,922,452, 264,603,527 and 255,453,093 in 2010, 2009 and 2008, respectively. As of March 28, 2011, the Corporation had 291,899,281 issued and outstanding common shares and 9,228,200 outstanding stock options.

Northgate Minerals Corp.
Annual Report 2010

Total assets increased to $905,484,000 in 2010 from $741,679,000 in 2009. This increase resulted primarily from a higher cash and cash equivalent balance arising from cash flow from operations of $87,285,000 and the proceeds from Northgate’s October 2010 convertible senior notes offering, which was partially used for capital development during the year. This increase was partially offset by an impairment recorded against the carrying value of long-lived assets at Fosterville. Total assets also increased from 2009 as a result of the stronger Australian and Canadian dollars versus the US dollar. In 2009, total assets increased from the 2008 value of $591,629,000 primarily as a result of strong cash flow from operations and the proceeds from Northgate’s September 2009 equity offering, which was partially offset by an impairment recorded against the carrying value of long-lived assets at Fosterville.

Total long-term liabilities consist mainly of long-term debt, provision for site closure and reclamation costs and FIT liability. Total long-term liabilities increased by $143,957,000 to $181,597,000 in 2010, mainly as a result of the Corporation’s issuance of convertible senior notes in October 2010. The convertible senior notes were accounted for as a compound financial instrument with the debt component recorded in liability and the conversion feature recorded in shareholders’ equity. The debt component as of December 31, 2010 was $131,235,000. The non-current FIT liability of $11,343,000 as of December 31, 2010 was mainly the result of the temporary difference related to the development spending on the Young-Davidson project, which are capitalized as mineral property, plant and equipment for accounting purposes, but deductible as Canadian exploration expenditure for income tax purposes. In 2009, long-term liabilities decreased 39% from 2008 mainly due to a $13,860,000 decrease in long-term site closure and reclamation costs, which were reclassified as current liabilities to reflect reclamation expenditure at the Kemess South mine expected to be incurred in 2010. In addition, the non-current FIT liability reversed in 2009 as Northgate’s copper forward sales contracts reversed from a gain to a loss position at the end of 2009.

Fosterville and Stawell produced 100,441 and 71,482 ounces of gold, respectively, in 2010 compared with 103,360 and 85,998 ounces of gold in 2009. At Fosterville, a re-sequencing of ore reserves from several mining levels in the Phoenix and Ellesmere zones and temporary ground issues in the Ellesmere area resulted in decreased mining rates during the second half of 2010. At Stawell, the decrease in gold production was due to changes to the orebody model resulting in a mining sequence change, which resulted in mining of lower-grade ore. Metal production at Kemess South continued to decline in 2010 as ore grades declined towards the end of its reserve life. Mining activities at Kemess South were completed in March 2011 according to plan. Gold production at Kemess South was 100,790 ounces in 2010 compared with 173,040 ounces in 2009 and 185,162 ounces in 2008. Copper production at Kemess South was 40.7 million pounds in 2010 compared with 52.5 million pounds in 2009 and 51.9 million pounds in 2008.

A commonly used performance metric in the gold mining industry is the net cash cost to produce an ounce of gold (see non-GAAP measures on page 51). The net cash cost is calculated by subtracting the net non-gold by-product revenues from the actual cash cost of production. At Kemess South, the net cash cost of production in 2010 was $363 per ounce, which was slightly higher than the net cash cost of $348 per ounce in 2009. The difference was attributable to a higher Canadian dollar relative to the US dollar, but was also offset by stronger copper prices in 2010. During 2010, the Canadian dollar traded within a range of US$/Cdn$0.93 to US$/Cdn$1.00, hitting a 2010 low in February before bouncing back to just above parity in April. As the sovereign debt crisis in Greece unfolded in May, the US dollar strengthened against most currencies. The Canadian dollar then traded sideways in the third quarter, eventually breaking through parity and reaching a 2010 high at the end of the year. The average copper price on the London Metal Exchange (“LME”) in 2010 was $3.42 per pound, reducing the net cash cost at Kemess South. In 2011, Kemess South is projected to end production in March as low-grade stockpiles are processed and depleted. The combined effect of lower ore grades and a stronger Canadian dollar is expected to yield an average net cash cost of $285 per ounce in 2011.

At Fosterville, the net cash cost of production in 2010 was $738 per ounce compared to $576 per ounce in 2009 due to a strengthening Australian dollar relative to the US dollar, which averaged 16% higher in the most recent year, combined with higher mining costs and slightly lower production. The net cash cost at Stawell in 2010 was $969 per ounce compared to $616 per ounce in 2009 resulting from the stronger Australian dollar relative to the US dollar and lower production than forecast. Cash costs in 2011 are expected to be in the range of $885 to $930 per ounce at Fosterville and $800 to $850 per ounce at Stawell.

Northgate Minerals Corp.
Annual Report 2010

Management’s Discussion & Analysis

Commodity Price and Exchange Rates

The gold price (US$ per troy ounce) on the London Bullion Market (“LBM”) ended 2009 at $1,088 per ounce, having dropped from an all-time high of $1,214 per ounce in the fourth quarter of 2009. In the first quarter of 2010, the gold price traded within a $100 range before breaking through its all-time high in May and reaching new highs in June over concern that a number of European nations may require emergency access to the European Financial Stability Facility set up by the European Union and the International Monetary Fund. After a short-lived correction in July, the price of gold resumed its climb in anticipation of further quantitative easing by the US Federal Reserve and hit a new all-time high of $1,421 per ounce in November upon the announcement by the US Federal Reserve of $600 billion in quantitative easing measures. Concurrently, the US dollar lost ground against most major world currencies.

The copper price closed 2009 at $3.33 per pound on the LME and soon traded between the $2.80 and $3.60 range for the first three quarters of the year before breaking through the $4.00 mark in November and eventually reaching a 2010 and all-time high of $4.42 at year-end. Various factors contributed to the price volatility, from the financial crisis in the Eurozone to the anticipation of further quantitative easing by the US Federal Reserve to support a sluggish economic recovery. Furthermore, a drop in the US dollar against major world currencies, reduction in copper inventories, and a smaller copper surplus played a role in strengthening copper prices.

The gold-copper concentrate produced by the Kemess South mine was being shipped to Xstrata Canada Corporation’s (“Xstrata”) Horne smelter (Rouyn-Noranda, Quebec) for smelting and refining until the third quarter of 2010, when Xstrata exercised its option to divert Kemess South concentrate at its Horne smelter. Since then, Kemess South concentrate has been delivered to the Port of Vancouver for shipments to offshore smelters. Northgate’s realization on sales of concentrate remains unchanged under the terms of its contract with Xstrata. Annual terms for processing of concentrate in 2010 were $46.50 per dry metric tonne (“dmt”) of concentrate and $0.0465 per pound of copper ($46.50/4.65) . Annual terms have been settled at $56.00/5.60 for 2011.

The Canadian dollar performed erratically in 2010 against the US dollar, reaching a low of US$/Cdn$0.93 in February before climbing to a high of and closing the year at $1.00. The Australian dollar followed a similar pattern but with a wider range, reaching a low of US$/A$0.81 in early June before hitting a high of and closing the year at $1.02.

The balance of this MD&A contains a detailed discussion of the factors contributing to Northgate’s financial results for the past two years.

Northgate Minerals Corp.
Annual Report 2010

Fosterville Gold Mine Performance

	2010	2009
Operating Data
Ore mined (tonnes)	729,080	780,195
Ore milled (tonnes)	817,535	781,879
Ore milled per day (tonnes)	2,239	2,141
Gold
Grade (g/t)	4.57	4.79
Recovery (%)	82	85
Production (ounces)	100,441	103,360
Sales (ounces)	100,544	103,518
Net cash cost ($/ounce)	738	576
Financial Data
Revenue	$123,462	$100,140
Cost of sales	74,145	59,693
Loss from operations	(75,409)	(79,861)
Cash flow from operations	37,492	34,960
Capital expenditures [1]	49,868	36,075

1

Capital expenditures include plant and equipment acquired through financing.

Operational Performance

For the second year in a row, the Fosterville Gold mine produced over 100,000 ounces of gold. Production in 2010 of 100,441 ounces of gold represented a slight decrease from 103,360 ounces in 2009. A re-design of ore reserves on several mining levels during the second half of the year, coupled with temporary ground issues in the Ellesmere area during the fourth quarter, necessitated the processing of low-grade surface stockpiles resulting in slightly lower gold production for the year. In 2010, Fosterville produced a quarterly record of 28,476 ounces of gold in the second quarter.

In 2010, 729,080 tonnes of ore at a grade of 4.96 grams per tonne (“g/t”) were mined and mine development advanced 8,317 metres (“m”), compared with 780,195 tonnes of ore at a grade of 4.80 g/t and 8,520 m advanced in 2009. Mining rates were lower in 2010 compared to the same period last year due to the re-design of ore reserves and temporary ground issues during the fourth quarter, which have since been rectified.

During 2010, 817,535 tonnes of ore at a grade of 4.57 g/t were milled compared with 781,879 tonnes of ore at a grade of 4.79 g/t in 2009. Gold recoveries in the milling circuit of 82% were lower than the 85% achieved in 2009, as a result of processing low-grade surface stockpile and a higher proportion of black shale ore. However, this was partially offset by a 5% increase in throughput.

Total operating costs for the year were A$80,614,000 (2009 – A$74,481,000), equating to an overall unit operating cost of A$99 (2009 – A$95) per tonne of ore milled. Mining costs were A$60 (2009 – A$52) per tonne of ore mined and milling costs were A$35 (2009 – A$34) per tonne of ore milled. Unit costs were higher as a result of higher mining costs, which were negatively impacted by the lower mine throughput. Unit operating costs are forecast to increase by 12% in 2011, as a result of a 36% increase in operating development.

The 2010 net cash cost of $738 per ounce was 28% higher than in 2009 due to a strengthening Australian dollar relative to the US dollar, combined with higher mining costs and slightly lower production. Fosterville is forecasting production of 97,000 – 102,000 ounces of gold in 2011 at a net cash cost of $885 – $930 per ounce using a US$/A$ exchange rate of $1.00.

Northgate Minerals Corp.
Annual Report 2010

Management’s Discussion & Analysis

Financial Performance

Fosterville’s revenue in 2010 increased by 23% to $123,462,000 from the previous year due to higher gold prices. Cost of sales increased by 24% to $74,145,000 as a result of higher mining costs and a stronger Australian dollar. Depreciation and depletion expense, which is calculated using the units of production method, increased from $30,168,000 in 2009 to $36,614,000 in 2010 primarily as a result of the increase in tonnes milled and a stronger Australian dollar. The loss from operations before income taxes in 2010 was $75,409,000 compared to $79,861,000 in 2009. The loss in 2010 includes an impairment write-down recorded on the carrying value of the Fosterville asset group of $76,936,000 (2009 – $83,486,000), which is described below.

In 2010, Fosterville generated $37,492,000 in cash flow from operations compared to cash flow from operations of $34,960,000 in the same period last year. Total investment in capital expenditures at Fosterville during 2010 was $49,868,000, consisting of $36,686,000 for mine development and $11,319,000 for the acquisition of plant and equipment, which included $1,589,000 acquired through equipment financing. Investment in capital expenditures in 2009 was $36,075,000, consisting of $22,706,000 for mine development and $12,834,000 for plant and equipment, which included $1,269,000 acquired through equipment financing. Mine development expenditures in 2010 included approximately $16,035,000 to prepare the Harrier zone for production in 2011.

Impairment of Fosterville Mineral Property

At the end of each year, Northgate re-estimates reserves at all of its properties and revises its life of mine (“LOM”) plans. LOM plans incorporate management assumptions and estimates of revenues and related costs, as well as the conversion of a portion of resources to reserves over the LOM. When this annual exercise was performed in early 2011, there were indicators of impairment at the Fosterville Gold mine as of December 31, 2010 and consequently a recoverability test was performed for the long-lived assets. A potential impairment is determined if the carrying values of the assets, which generate independent and identifiable cash flows (in this case the Fosterville mine), exceed the undiscounted pre-tax cash flows expected from their use and eventual disposition. If a potential impairment is identified, the actual value of the impairment is calculated by comparing the fair value of the long-lived assets to their accounting carrying value. The fair value of the Fosterville mine as at December 31, 2010 was established by using a LOM discounted cash flow (“DCF”) model incorporating the following assumptions: gold prices of A$1,350/oz for 2011, A$1,300/oz for 2012 to 2013, A$1,250/oz for 2014 to 2015 and A$1,200/oz thereafter; a discount rate of 6.5%; and a net asset value (“NAV”) multiplier of 1.0x.

The impairment at Fosterville arose as a result of adverse changes to the LOM plan in three areas. Firstly, when the results of the 2010 resource definition drilling in the Harrier orebody and the Phoenix extension area were analyzed as part of the year-end reserve and resource estimation process, it showed the geometry of these areas to be more complex and less continuous than originally projected, which necessitated a 9% reduction in the estimated grade of ore scheduled for milling during the LOM. Secondly, as a result of the increased complexity of these orebodies, estimates of capital development costs also increased. Lastly, as a result of the downward revision to the grade of ore processed, the estimate of future gold recovery was reduced by 3% to approximately 85%.

Northgate Minerals Corp.
Annual Report 2010

Stawell Gold Mine Performance

	2010	2009
Operating Data
Ore mined (tonnes)	772,850	707,283
Ore milled (tonnes)	826,454	759,819
Ore milled per day (tonnes)	2,258	2,081
Gold
Grade (g/t)	3.23	4.07
Recovery (%)	83	87
Production (ounces)	71,482	85,998
Sales (ounces)	71,025	87,110
Net cash cost ($/ounce)	969	616
Financial Data
Revenue	$87,711	$85,515
Cost of sales	69,403	52,998
Loss from operations	(36,491)	(6,035)
Cash flow from operations	14,544	27,087
Capital expenditures [1]	36,124	33,350

1

Capital expenditures include plant and equipment acquired through financing.

Operational Performance

The Stawell mine produced 71,482 ounces of gold in 2010, which was lower than the previous year’s production. A combination of complex geology in the orebody, poor reserve performance on the reserve extremities and ventilation restrictions hampered production throughout the year. Stawell’s production has gradually improved since the poor performance during the second quarter of the year and the mine is projected to improve production in 2011 by at least 20%.

In 2010, 772,850 tonnes of ore at a grade of 3.48 g/t were mined compared to 707,283 tonnes of ore at a grade of 4.31 g/t in 2009. Improved mine output was overshadowed by poor grade performance. The mining development advance for 2010 was 6,721 m compared with 7,016 m in 2009. Mining development in 2010 was focused on advancing the GG6 decline and in the GG7, GG5L, GG3, North Magdala and the C7/U3 mining fronts.

In 2010, 826,454 tonnes of ore at a grade of 3.23 g/t were milled compared with 759,819 tonnes of ore at a grade of 4.07 g/t in 2009. Due to the issues Stawell experienced in the second quarter of the year, low-grade stockpiles were processed, resulting in lower production and recoveries. Gold recoveries in the mill of 83% were lower than the previous year. However, a flotation circuit improvement project that was undertaken in 2010 is expected to improve recoveries in 2011, which are expected to average 88% for the year.

Total operating costs during 2010 were A$75,251,000 (2009 – A$66,591,000) equating to an overall unit operating cost of A$91 (2009 – A$87) per tonne of ore milled. Mining costs were A$65 (2009 – A$58) per tonne of ore mined and milling costs were A$23 (2009 – A$24) per tonne of ore milled. The increase in unit operating costs was primarily attributable to the increase in mining costs, which were high due to additional production drilling and higher equipment maintenance costs. Unit costs are expected to decline in 2011 as mine output is expected to increase by 9%.

The net cash cost of production for the year of $969 per ounce (2009 – $616) was negatively impacted by lower gold production and higher mining costs. In 2011, Stawell is forecast to produce 86,000 – 91,000 ounces of gold at a net cash cost between $800 – $850 per ounce using a US$/A$ exchange rate of $1.00.

Northgate Minerals Corp.
Annual Report 2010

Management’s Discussion & Analysis

Financial Performance

Stawell’s revenue for the year of $87,711,000 was higher than revenues generated in 2009 of $85,515,000 as lower gold production was offset by higher gold prices throughout the year. The cost of sales for this period was $69,403,000 compared to $52,998,000 in 2009 and the depreciation and depletion expense was $47,082,000 compared to $33,380,000 in 2009. The increase in cost of sales and depreciation and depletion expense reflect the higher ore production and mill throughput, as well as an increased amortization rate as a result of the substantial capital upgrades made since Northgate acquired the mine. The stronger Australian dollar also contributed to the higher US dollar-denominated costs. The mine recorded a loss from operations for the period of $36,491,000 compared to a loss of $6,035,000 in 2009.

Stawell generated $14,544,000 in cash flow from operations during the year compared to $27,087,000 in 2009. Total investment in capital expenditures at Stawell during 2010 was $36,124,000 compared to $33,350,000 in 2009. Investment in capital expenditures in 2010 consisted of $23,430,000 for mine development and $12,705,000 for plant and equipment, which included $3,484,000 acquired through equipment financing. In 2009, investment in capital expenditures consisted of $21,789,000 for mine development and $11,560,000 for plant and equipment, which included $1,465,000 acquired through equipment financing.

Northgate Minerals Corp.
Annual Report 2010

Kemess South Mine Performance

	2010	2009
Operating Data
Ore plus waste mined (tonnes)	38,045,427	30,292,285
Ore mined (tonnes)	18,632,507	15,965,275
Stripping ratio (waste/ore)	1.04	0.90
Ore stockpile rehandle (tonnes)	1,999,523	6,380,062
Ore milled (tonnes)	18,748,466	18,352,557
Ore milled per day (tonnes)	51,361	50,265
Gold
Grade (g/t)	0.273	0.445
Recovery (%)	61	66
Production (ounces)	100,790	173,040
Sales (ounces)	97,730	180,040
Copper
Grade (g/t)	0.126	0.161
Recovery (%)	78	81
Production (thousand pounds)	40,666	52,496
Sales (thousand pounds)	38,939	51,188
Net cash cost ($/ounce)	363	348
Financial Data
Revenue	$287,642	$337,052
Cost of sales	179,010	188,109
Earnings from operations	71,681	97,028
Cash flow from operations	63,294	106,003
Capital expenditures	6,375	7,553

Operational Performance

Gold and copper production at Kemess South in 2010 was 100,790 ounces and 40.7 million pounds, respectively. Ore production was sourced from the eastern end of the Kemess South pit and will continue there until the end of the mine-life in March 2011.

Ore and waste mined from the open pit totalled 38.0 million tonnes in 2010 compared to 30.3 million tonnes mined in the prior year. In 2010, approximately 17.1 million tonnes of crushed waste rock previously stored in the eastern end of the open pit was moved into the western end to provide access to east pit ore. The unit cost for mining in 2010 decreased to Cdn$1.13 per tonne moved compared with Cdn$1.61 per tonne in 2009 due to a combination of shorter haul distances from the eastern end of the pit and higher tonnes of waste and ore mined.

Mill throughput of 51,361 tonnes per day (“tpd”) in 2010 was slightly higher than mill throughput of 50,265 tpd in 2009. Mill availability of 91% during 2010 was also consistent with the 91% achieved in 2009.

Average gold and copper recoveries in 2010 were 61% and 78%, respectively, compared with 66% and 81% recorded in 2009. As ore milled in 2010 was sourced from the low-grade eastern end of the pit, recoveries were expected to be lower than those in 2009 when more than half the ore milled was sourced from the higher-grade western end of the open pit.

Northgate Minerals Corp.
Annual Report 2010

Management’s Discussion & Analysis

The average unit cost of production at Kemess South in 2010 was Cdn$9.85 per tonne milled, which was 14% lower than the Cdn$11.42 per tonne milled in 2009. These unit costs include marketing costs of Cdn$2.26 in 2010 and Cdn$3.05 in 2009, comprised mainly of treatment and refining costs and concentrate transportation fees. The decrease in unit cost was due primarily to lower mining costs as a result of shorter ore and waste haul distances from the eastern end of the pit. Also supporting the improved costs were lower settlement terms for treatment and refining charges in 2010 relative to the prior year. Although total tonnes moved were 26% higher, site operating costs dropped by about 7% due to the much lower mining costs driven by lower haul distances, as well as lower marketing costs. The net cash cost of production was $363 per ounce of gold produced in 2010, compared with $348 per ounce in 2009. The slightly higher cash cost in 2010 was attributable to lower gold production and a higher Canadian dollar relative to the US dollar, but was also offset by stronger copper prices and lower operating costs.

Metal concentrate inventory decreased to about 8,000 wet metric tonnes during the fourth quarter of 2010 due to improved rail car availability. Inventory balances have steadily declined since year-end and Northgate expects all of its production and concentrate inventory at Kemess South to be shipped to the smelting facility by early April 2011.

The Kemess South mine is forecast to produce 12,000 ounces of gold and 5.3 million pounds of copper during 2011 at a net cash cost of $285 per ounce using copper prices of $4.00 per pound and a US$/Cdn$ exchange rate of $1.00.

Financial Performance

Revenue generated from the Kemess South mine in 2010 was $287,642,000 compared with $337,052,000 in 2009 and declined due to lower metal production, which was partially offset by higher gold and copper prices during the year. Metal sales in 2010 consisted of 97,730 ounces of gold and 38.9 million pounds of copper compared with 180,040 ounces of gold and 51.2 million pounds of copper in 2009.

During 2010, the price of gold on the LBM averaged $1,225 per ounce and the price of copper on the LME averaged $3.42 per pound. Net realized prices for sales during the year were approximately $1,309 per ounce of gold and $3.61 per pound of copper. The realized prices reported differ from the average annual reference prices as the realized price calculation incorporates the actual settlement price for prior period sales, as well as the forward price profiles of both metals at December 31 for unpriced sales. For the first three quarters of 2010, the metal pricing quotational period was three months after the month of arrival (“MAMA”) at the receiving facility for copper and one MAMA for gold produced at Kemess South. Commencing in the fourth quarter of 2010, the metal pricing quotational period was three months after the month of ship loading for copper and one month after the month of ship loading for gold produced at Kemess South. Northgate also hedged 32.8 million pounds of its 2010 copper sales, which decreased the realized price of copper by $0.14 per pound. The average market prices for gold and copper in 2009 were $973 per ounce and $2.34 per pound, respectively, while realized prices were $1,020 per ounce and $2.87 per pound.

The cost of sales in 2010 was $179,010,000 compared with $188,109,000 in 2009. The cost of sales declined in 2010 as a result of lower mining and marketing costs, but the decrease was partially offset by a stronger Canadian dollar compared to 2009. Treatment and refining charges in 2011 will increase slightly as terms have been settled at $56.00/5.60 compared with $46.50/4.65 in 2010.

Depreciation and depletion expenses were $30,042,000 in 2010 compared with $40,193,000 in 2009. The lower depreciation and depletion expense reflects a higher estimated residual value for plant and equipment at Kemess South based on an independent appraisal, which was finalized late in 2009.

Exploration expenditures during 2010 were $2,270,000, all of which were related to the Kemess Underground project. No further exploration was performed at Kemess South, compared to $55,000 in 2009, since the mine is approaching the end of its reserve life.

Capital expenditures decreased to $6,735,000 in 2010 compared to $7,553,000 in 2009. The most significant capital expenditures in 2010 were $3,633,000 for mill liners and $2,921,000 on the tailings dam construction.

Northgate Minerals Corp.
Annual Report 2010

Young- Davidson Project

In July 2010, Northgate achieved a significant milestone when it received notice from the Ontario Ministry of Northern Development, Mines and Forestry of acceptance of the Closure Plan for its Young-Davidson Project. The Closure Plan sets out the framework for the development, operation and ultimate closure of the Young-Davidson mine and outlines plans for rehabilitation of these areas affected by historic and future mining. Acceptance of the Closure Plan allowed Northgate to commence construction on the property. As a result, Northgate mobilized the appropriate resources to the site and broke ground in early August.

In addition, Northgate closed a $170 million convertible note offering in October 2010, which has provided the Corporation with sufficient funds to complete the construction of the Young-Davidson mine. At the end of February 2011, Northgate had 80% of the contracts awarded, 90% of the equipment purchase orders placed and 60% of the engineering completed. Currently, Young-Davidson remains on schedule and budget.

Northgate expects to invest an additional $300 million before production begins in 2012. Activities scheduled for 2011 include the completion of the major earthworks required for preparation of the project site, commissioning the new hoist and commencing sinking operations of a new shaft, erecting the process plant building and constructing the power line to energize the site by the end of the year.

Concurrent to construction activities, Northgate is also focusing on increasing the reserves on the property. The main Young-Davidson deposit is open to the west, east and at depth. Northgate has earmarked $2 million in 2011 for a 12,000 metre diamond drill program utilizing two surface drills. The main focus of the drill program is on the syenite-hosted gold mineralization in the newly-discovered YD West zone, which returned one of the best holes ever drilled on the Young-Davidson property in 2010.

Northgate Minerals Corp.
Annual Report 2010

Management’s Discussion & Analysis

Corporate Administration

At December 31, 2010, 7,725 tonnes of copper forward sales contracts were outstanding at an average price of Cdn$3.37 per pound for the period from January 2011 through April 2011. The fair value of these contracts at December 31, 2010 was a liability of $16,435,000, which is included in accounts payable and accrued liabilities. The change in fair value of the forward contracts during the year was a loss of $13,768,000. Northgate had no gold forward sales contracts outstanding at December 31, 2010.

Corporate administration costs in 2010 were $12,524,000 compared with $10,679,000 in 2009. Costs in Australia of $1,693,000 were largely consistent with 2009 despite the strengthening Australian dollar. Canadian corporate administration costs, consisting primarily of employee salaries, as well as ongoing compliance and investor relations costs, were $10,831,000 in 2010. The year-over-year increase of $1,904,000 is attributable to the stronger Canadian dollar and a higher non-cash expense related to Northgate’s employee stock option program. Both the number of options awarded in 2010 and their value (2,110,000 and Cdn$2.14 per share), determined using the Black-Scholes pricing model, increased from 2009 (1,616,000 and Cdn$0.61 per share), which resulted in a higher expense of $1,400,000.

Northgate granted a total of 2,110,000 options to employees in 2010, compared with 1,616,000 granted in 2009. At December 31, 2010, there were 7,342,200 options outstanding, of which 4,001,700 were exercisable.

Exploration costs in 2010 were $22,129,000 compared with $14,637,000 in 2009. In Canada, the exploration expense increased to $5,824,000 from $4,668,000 primarily due to the diamond drilling program initiated at Kemess Underground to more tightly define the 70+ million tonne higher-grade core of the Kemess North deposit. Exploration costs in Australia increased to $16,305,000 in 2010 compared with $9,969,000 in 2009 in support of ongoing efforts at both Fosterville and Stawell to identify additional areas of mineralization.

Northgate recognized an income tax expense of $15,732,000 for the year ended December 31, 2010, compared to $6,719,000 for the year ended December 31, 2009. The current income tax recovery in 2010 was $1,309,000 compared to a current income tax expense of $29,472,000 in 2009. The recovery in 2010 related to activities in Canada and resulted from a return of income taxes paid in 2010 for the 2009 taxation year, partially offset by British Columbia mineral taxes paid during the year. The Canadian operation will not be cash taxable in 2011 as the tax shields generated from the Young-Davidson development spending and Kemess reclamation activity will offset income generated from Kemess South. In Australia, the Corporation has sufficient tax shields such that the Australian operations are also not expected to be cash taxable in 2011.

The future income tax (“FIT”) expense was $17,041,000 for 2010 compared to a recovery of $22,753,000 in 2009. The FIT expense in Canada was $14,036,000 in 2010, which is largely caused by temporary differences relating to the development spending on Young-Davidson, which are capitalized as mineral property, plant and equipment for accounting purposes, but deductible as Canadian exploration expenditure for income tax purposes. The FIT expense in Australia was $3,005,000 in 2010, relating to a valuation allowance applied against certain tax shields, which are not expected to be utilized by Northgate based on the latest LOM projections.

Northgate Minerals Corp.
Annual Report 2010

Summary of Quarterly Results

The table below summarizes selected quarterly operating and financial results for the previous eight quarters.

	2010 Quarter Ended				2009 Quarter Ended
	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Revenue	$148,701	$88,331	$122,737	$125,278	$110,698	$120,163	$130,297	$123,818
Earnings (loss)	(72,020)	(8,881)	4,260	4,937	(67,755)	(8,563)	5,402	21,410
Earnings (loss) per share
Basic	$(0.25)	$(0.03)	$0.01	$0.02	$(0.23)	$(0.03)	$0.02	$0.08
Diluted	$(0.25)	$(0.03)	$0.01	$0.02	$(0.23)	$(0.03)	$0.02	$0.08
Metal production
Gold (ounces)	66,077	64,999	68,275	73,362	80,753	80,791	93,377	107,477
Copper (000s pounds)	10,625	10,869	9,643	9,529	11,750	11,934	13,805	15,007
Realized metal prices
Gold ($/ounce)	1,393	1,234	1,274	1,128	1,181	982	924	935
Copper ($/pound)	4.27	3.96	2.42	3.49	3.54	3.39	2.65	2.07

In 2010, Northgate produced 272,713 ounces of gold. At Fosterville, record quarterly production was achieved in the second quarter before production was curtailed later in the year due to a re-design of ore reserves for several mining levels. At Stawell, the second quarter of the year saw a decrease in production due to complex geology of the orebody and poor reserve performance. Stawell’s quarterly performance improved in the second half of the year compared to the low in the second quarter. At Kemess South, gold production came in on plan in its final full year of operation. The net loss in the fourth quarter of 2010 was impacted by the mineral property impairment charge of $76,936,000 recorded at Fosterville.

In 2009, gold production was robust early in the year as higher-grade ore from the western end of the open pit at Kemess South was mined and processed. As production moved to the eastern end of the pit in the second half of the year, gold production at Kemess South declined significantly, consistent with plan, due to lower ore grades. The Australian sites saw strong production early in the year. However, geotechnical issues at Stawell necessitated a change in the stoping sequence and, as a result, lower-grade ore was mined in the second half of the year. At Fosterville, higher than expected dilution on some of the stopes mined in the second half of the year reduced the mill head grade and had a small impact on production. Net earnings were also higher than expected early in 2009 as a result of higher gold output and sales in addition to higher gold prices. The net loss in the third quarter of 2009 included a charge of $10,440,000 to recognize an other than temporary impairment on Northgate’s ARS investments. The net loss in the fourth quarter was due entirely to the mineral property impairment charge of $83,486,000 recorded at Fosterville.

Northgate Minerals Corp.
Annual Report 2010

Management’s Discussion & Analysis

Liquidity and Capital Resources

Cash and cash equivalents at December 31, 2010 was $334,840,000 compared with $253,544,000 at December 31, 2009. Working capital at December 31, 2010 was $271,731,000 compared with $173,806,000 at December 31, 2009. The increase in both liquidity measures was due primarily to the increase in cash and cash equivalents from proceeds of Northgate’s convertible senior notes offering in October 2010.

Cash flow from operations in 2010 declined to $87,285,000 from $187,161,000 in the prior year. The primary reason for the decline in cash flow from operations was a 42% decrease in annual gold production at Kemess South as the mine nears the end of its mine-life. Gold production at Stawell also decreased 17% from 2009 due to production challenges encountered during the year.

In October 2010, the Corporation completed a public offering of $170,000,000 convertible senior notes, including the exercise of a $20,000,000 over-allotment option by the underwriters. The notes mature on October 1, 2016 and will pay interest semi-annually at a rate of 3.50% per annum beginning on April 1, 2011.

Holders of the convertible senior notes may, within specified time periods, convert their notes prior to July 1, 2016 under specified circumstances. The initial conversion rate is 244.9780 common shares per $1,000 principal amount of notes, which represents an initial conversion price of approximately $4.08 per common share. The conversion rate, and thus the conversion price, will be subject to adjustment in certain circumstances. Northgate may, in lieu of delivery of common shares upon conversion of all or a portion of the convertible notes, elect to pay cash or a combination of cash and common shares.

The Corporation received net proceeds totalling $163,419,000 from the offering of the convertible senior notes, which will be used towards the development of the Young-Davidson mine.

On September 30, 2009, the Corporation issued 34,300,000 common shares to a syndicate of underwriters on a bought deal basis at a price of Cdn$2.92 per share for net proceeds of $88,516,000. The proceeds are being used towards the development of the Young-Davidson mine and for general corporate purposes.

Northgate believes that its working capital at December 31, 2010, together with future cash flow from operations, is sufficient to meet its normal operating requirements for the next year. There are no restrictions on the ability of the Corporation’s subsidiaries to transfer funds to Northgate.

Northgate’s investment management policy permits short-term excess cash to be invested in R1/P1/A1 rated investments including money market funds, direct obligation commercial paper, bankers’ acceptances and other highly rated short-term investment instruments, which are presented as cash and cash equivalents. Notwithstanding the flexibility of the short-term investment policy, all cash and cash equivalents are currently being held as cash with major banks and their subsidiaries in Canada and Australia.

Financial Instruments: Northgate has exposure to credit risk, liquidity risk and market risk from its use of financial instruments.

Credit Risk – Credit risk is the risk of potential loss to Northgate if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Northgate is exposed to credit risk from its receivables and investment securities. This risk may also arise on the copper forward contracts to which Northgate is a party.

In general, Northgate manages its credit exposure with respect to operational matters by transacting only with reputable, highly-rated counterparties. Northgate monitors the financial condition of its customers and counterparties to contracts.

Northgate Minerals Corp.
Annual Report 2010

Gold doré produced in Australia was sold exclusively to AGR Matthey, a reputable precious metal refiner. In early 2010, AGR Matthey wound up its joint venture with and ceded control of the refinery in Perth, Australia, to the Western Australia Mint, which is wholly-owned by the government of Western Australia. Northgate believes there are other buyers in the marketplace that would buy such production under approximately the same financial terms should its current sales agreement be terminated. Concentrate produced at Kemess South is sold under contract to Xstrata, a wholly-owned subsidiary of the publicly traded international mining company, Xstrata plc. Kemess South gold-copper concentrate is of a quality that is readily saleable to a number of smelters under current market conditions. In the event that Xstrata is unable to purchase the Kemess South concentrate, it could be sold to other smelters once appropriate logistical arrangements are put in place.

Northgate may also be exposed to credit risk on its copper forward contracts to the extent that the counterparty, Mitsui Bussan Commodities Ltd. (“Mitsui”), a reputable international commodities trading group, fails to meet its contractual obligations. Northgate has mitigated this risk by obtaining a parental guarantee from Mitsui’s parent company, Mitsui and Co., Ltd. of Japan. At December 31, 2010, there is no credit risk as the forward contracts are in a payable position and have been recognized as a liability.

Northgate limits its exposure to credit risk on investments by investing only in securities rated R1/P1/A1 for short-term investments and AAA for longer-term securities by credit rating agencies such as S&P and Moody’s. Management continually monitors the fair value of its investments to determine potential credit exposures. Any credit risk exposure on cash and cash equivalents is considered negligible as Northgate places deposits only with major established banks and their subsidiaries in Canada and Australia.

As at December 31, 2010, Northgate’s gross credit exposure is as follows:

	2010	2009
Cash and cash equivalents	$334,840	$253,544
Trade and other receivables	54,996	26,396
Restricted cash	40,441	27,544
Auction rate securities	36,003	37,702
	$466,280	$345,186

Liquidity Risk – Liquidity risk is the risk that Northgate will not be able to meet its financial obligations as they fall due. Northgate manages this risk such that it will have the ability to discharge its liabilities when due, both under normal and stressed conditions, without incurring significant losses or risking damage to Northgate’s reputation.

Northgate uses detailed cash forecasts to ensure cash is available to discharge its obligations when they come due. Cash needed for this purpose is invested in highly liquid investments.

Market Risk – Market risk is the risk that changes to: i) commodity prices; ii) foreign exchange rates; or, iii) interest rates, will affect Northgate’s income or the value of its financial instruments. Northgate actively manages this risk by executing strategies to limit excessive exposure to the extent possible while optimizing the return on investments designed to mitigate such risk. Northgate’s Board of Directors has established a Finance Committee, to assist the Board with its oversight responsibilities for financial risk management including the identification and analysis of market risks and potential strategies to mitigate such risks.

i.	Commodity Price Risk – Northgate is exposed to commodity price risk through the price of gold and copper and also through various input prices such as fuel, steel and electricity.

Northgate reviews major input prices on a regular basis and may enter into long-term contracts to mitigate price volatility. Northgate also monitors the price of the commodities it produces and considers the risk exposure to fluctuating prices. In managing that risk, Northgate is cognizant that investors generally seek exposure to the underlying commodities, particularly gold, through their investment in the Corporation’s common shares.

Northgate Minerals Corp.
Annual Report 2010

Management’s Discussion & Analysis

The value of Northgate’s copper forward sales contracts are exposed to the movement in the copper price. A change of $0.05 per pound in the forward price of copper would have changed the fair value of outstanding contracts at December 31, 2010 and consequently, earnings before income taxes by $846,000 (2009 – $1,839,000).

Northgate’s future gold production is fully unhedged and exposed to future price movements.

Gold and copper sales agreements include provisions where final prices are determined by quoted market prices in a period subsequent to the date of sale. Revenue and the related receivables are based on forward prices for the expected date of final settlement. These financial assets are therefore exposed to movements in the commodity price. A change of $0.05 per pound in the price of copper would have changed the related receivable as at December 31, 2010 and earnings before income taxes by $694,000 for the year ended December 31, 2010 (2009 – $505,000). A $10 per ounce change in the price of gold would have changed the related receivable as at December 31, 2010 and earnings before income taxes by $133,000 for the year ended December 31, 2010 (2009 – $320,000).

ii.

Foreign Exchange Rate Risk – Northgate is exposed to foreign exchange rate risk on its financial assets and liabilities denominated in Canadian dollars. Movements in the Canadian dollar relative to the US dollar may have a significant effect on future earnings. A 10% strengthening or weakening of the US dollar against the Canadian dollar as at December 31, 2010 would have decreased or increased earnings before income taxes by $23,423,000 for the year ended December 31, 2010 (2009 – $14,228,000). This analysis assumes that all other variables, in particular interest rates, remain constant.

Northgate is also exposed to the effect of movements in the Australian dollar relative to the US dollar, which may also have a significant effect on Northgate’s net investment in its Australian operations.

iii.

Interest Rate Risk – Northgate is exposed to interest rate risk on its Short-Term Loan (refer to the discussion on Short-Term Loan below), which bears interest at LIBOR plus 100 basis points. A change of 50 basis points in the LIBOR rate for the year ended December 31, 2010 would have changed earnings before income taxes by $207,000 for the year ended December 31, 2010 (2009 – $214,000). This assumes all other variables, in particular foreign currency rates, remain constant.

Equipment Financing: During 2010, Northgate secured a five-year equipment financing of $8,863,000 for the development of Young-Davidson. Northgate also continued to make significant investments in plant and equipment in Australia during 2010. Total purchases financed at Fosterville and Stawell for the year ended December 31, 2010 was $5,073,000 (2009 – $2,734,000) with three-year terms. At December 31, 2010, equipment financing obligations were $18,708,000 (2009 – $10,651,000), of which $7,945,000 will be paid in the upcoming year (2009 – $5,995,000).

Investments: At December 31, 2010, Northgate continued to hold auction rate securities (“ARS”), which are floating rate debt securities marketed by financial institutions with auction reset dates at 7, 28, or 35-day intervals to provide short-term liquidity. The par value of these securities held by the Corporation is $72,600,000. Beginning in August 2007, auctions for these ARS began to fail, and shortly thereafter attempts to conduct such auctions generally ceased. For the past several years, these securities could not be readily converted to cash for use by the Corporation to make capital investments or for other business purposes, although the underlying payment and other obligations of the original issuers of these securities remained intact, and these issuers or their guarantors continued to make regular interest payments to the Corporation. All ARS held by the Corporation were purchased on its behalf by Lehman Brothers Inc. (“Lehman Brothers”), acting in its capacity as broker agent of the Corporation using the limited discretion conferred on it. Based on representations from Lehman Brothers, the Corporation had believed that the securities conformed to its internal investment management policy.

Northgate Minerals Corp.
Annual Report 2010

On July 3, 2008, Northgate filed a Statement of Claim with the Financial Industry Regulatory Authority (“FINRA”) in New York, a self-regulatory organization with jurisdiction over customer-broker disputes, regarding alleged mishandling of the Corporation’s investment account (including the unauthorized purchase of auction rate securities) by Lehman Brothers. The Corporation has alleged that Lehman Brothers’ inappropriate conduct constituted, among other things, breach of contract, breach of fiduciary duty, fraudulent misrepresentation and abuse of discretionary authority. Lehman Brothers filed for bankruptcy in September of 2008. In order to preserve its right to claim against the Lehman Brothers estate at the appropriate stage of the bankruptcy administrative process, the Corporation has filed the necessary bankruptcy proofs of claim with the appropriate authorities in the US. The Corporation continues to work with its US legal counsel to collect and analyze additional information regarding the Lehman Brothers estate so as to be able to make an informed determination regarding a prudent course of action going forward.

Following the bankruptcy of Lehman, the Corporation retained an independent valuator (the “Valuator”) to assist with management’s assessment of the fair value of its ARS investments. The Valuator considered several factors in making such assessment, including the probability of future defaults by the respective issuers, the potential impact of recent events in the global financial markets, the relative seniority of each security within the capital structure of the relevant issuer, the credit position of financial guarantors and the value of investments and reserves held by the respective issuers.

The estimated fair value of the Corporation’s ARS holdings at December 31, 2010 was $36,003,000, which reflects a $1,699,000 decline from the estimated fair value of $37,702,000 at December 31, 2009. The Corporation recognized an other than temporary impairment of $374,000 for the year ended December 31, 2010 (2009 – $10,979,000), largely related to the further decline in value on the ARS investments issued by derivative product companies (companies involved in the issuance of credit default swaps). The conclusion for an other than temporary impairment is based on a variety of factors, including the very substantial decline in the estimated fair value of individual investments over an extended period, downgrades in issuer credit ratings, the absence of default insurance and continuing adversity in the credit and capital markets.

The Corporation assessed the overall decline in the estimated fair value related to its other holdings of Regulation XXX auction rate securities and concluded that the decline is temporary. The Corporation considered the fact that these particular securities have a lower probability of future default, continue to make interest payments, are insured by monoline insurance companies with a stable financial outlook and continue to maintain a credit rating above investment grade. Management also considered the senior rank of its holdings in the capital structures of the respective issuers and the fiduciary obligation of the major insurance companies who own the Regulation XXX entities as factors that improve the likelihood that these investments might eventually return to par value.

In February 2011, the Corporation sold its entire portfolio of ARS for total consideration of $40,940,000. The resulting gain of $4,936,000, being the excess of proceeds over the carrying value of the ARS, will be offset by the reclassification of previously unrealized losses from other comprehensive income to net earnings. The net impact on net earnings is expected to be immaterial.

Short-Term Loan: Northgate received from Lehman the Short-Term Loan collateralized by Northgate’s ARS investments subsequent to such ARS investments becoming illiquid.

As of December 31, 2010, the principal outstanding on the Short-Term Loan was $40,161,000 (2009 – $41,515,000). The Short-Term Loan matured on June 6, 2008. Northgate has continued to classify it as a current liability based on its original maturity date.

In February 2011, the Corporation repaid in full the Short-Term Loan outstanding with funds received from the sale of its portfolio of ARS.

Northgate Minerals Corp.
Annual Report 2010

Management’s Discussion & Analysis

Environmental Management

Northgate is committed to maintaining effective environmental management systems at each of its mining operations and exploration projects and conducts regular corporate environmental audits of all its properties.

Northgate regularly updates its estimate of future site reclamation and closure costs. The total provision at December 31, 2010 for site closure and reclamation is $47,913,000. The obligations per mine site are as follows:

	2010	2009
Kemess South mine	$35,581	$37,363
Fosterville Gold mine	5,543	4,530
Stawell Gold mine	5,305	5,081
Young-Davidson property	1,484	516
	$47,913	$47,490
Estimated undiscounted cash flows used to determine the total liability	$57,813	$52,373

Northgate had security bonds totalling Cdn$29,575,000 at December 31, 2010 (2009 – Cdn$18,659,000) posted in connection with its reclamation obligations for the Kemess South mine and the Young-Davidson property. The final security installment for the Kemess South mine required by the Government of British Columbia’s Ministry of Energy, Mines and Petroleum Resources (“MEMPR”) in accordance with the reclamation obligations, which was amended in 2002, was made in January 2010. A revised reclamation and closure plan was submitted to the MEMPR later in 2010.

Northgate also had cash deposits of A$10,460,000 (2009 – A$10,523,000) as security against performance guarantees relating to the future reclamation of Fosterville and Stawell at December 31, 2010.

Human Resources

Northgate’s success is in great part dependent on recruiting and retaining a competent, professional workforce. To motivate and maintain its workforce, Northgate offers a challenging and rewarding work environment, as well as a competitive compensation program comprised of salary, bonuses and benefits. Northgate also maintains a staff development and succession program for its key executives and operational management.

Northgate also offers a share option plan to key employees of the Corporation. At December 31, 2010, 7,342,200 options were outstanding under the plan. Each option will be for a term of not less than seven years, with vesting of 20% on the date of grant and 20% on the anniversary date of the grant over the next four years. An employee share purchase plan (“ESPP”) is also available to all full-time employees of the Corporation in Canada. Under the terms of the ESPP, each full-time employee can buy treasury shares up to 5% of their base salary at the current market price and Northgate will contribute additional shares equal to 50% of the employee’s contribution.

Hourly employees at Kemess South are members of the International Union of Operating Engineers (Local 115). In April 2008, a new three-year agreement was ratified, which will expire on December 31, 2011. The agreement includes an enhanced severance package, which provides for a lump-sum payment to an employee who remains at Kemess South until the employee’s last scheduled shift.

Northgate Minerals Corp.
Annual Report 2010

In April 2008, Northgate put in place Australian Workforce Agreements and a Greenfield agreement at Fosterville as part of the conversion to owner mining from contract mining. Virtually all of the employees of the contractor joined Northgate during this conversion. On July 1, 2009, a three-year collective agreement was ratified by the Employee Collective, covering 227 hourly employees.

On September 26, 2008, a new collective agreement was ratified by the Employee Collective, comprised of the 155 production and maintenance employees at Stawell. All employment conditions are secured for five years with the exception of wages, which will be reviewed after three years. This agreement replaced the previous three-year agreement that expired on September 26, 2008.

Contractual Obligations and Commitments

Northgate had the following contractual obligations and commitments as at December 31, 2010.

	1 Year	2–3 Years	4–5 Years	6+ Years	Total
Accounts payable and accrued liabilities	$77,100	$—	$—	$—	$77,100
Severance and long service leave [1,2]	16,442	347	1,105	2,240	20,134
Equipment financing obligations (including interest)	8,950	8,249	3,488	—	20,687
Operating leases	827	473	53	—	1,353
Unrealized loss on copper forward contracts [3]	16,561	—	—	—	16,561
Short-Term Loan [4]	40,161	—	—	—	40,161
Convertible senior note (including interest)	5,950	11,900	11,900	175,950	205,700
Asset retirement obligations [5]	23,657	5,177	18,322	10,657	57,813
Other liabilities	448	88	88	412	1,036
Closure bonding requirements	1,535	—	—	—	1,535

[1]

The estimated severance liability will be recognized ratably over the estimated period of service. As at December 31, 2010, accrued severance of $6,192,000 has been recognized in accounts payable and accrued liabilities.

[2]

The provision for long service leave included above is undiscounted. As at December 31, 2010, accrued long service leave of $9,658,000 has been recognized in accounts payable and accrued liabilities, and $2,424,000 has been recognized in other long-term liabilities.

[3]

The unrealized loss on copper forward contracts included above is undiscounted. As at December 31, 2010, an unrealized loss of $16,435,000 on copper forward contracts has been recognized in accounts payable and accrued liabilities.

[4]	The Short-Term Loan is secured by Northgate’s ARS investments. This amount represents the principal amount only. The loan bears interest at LIBOR plus 100 basis points.
[5]

The asset retirement obligations included above are undiscounted. The Kemess South and Young-Davidson portions of the asset retirement obligation are backed by Cdn$29,575,000 in security bonds included in other assets. The Fosterville and Stawell portion is backed by A$10,460,000 in security bonds also included in other assets.

Northgate has a sales agreement with Xstrata for the shipment and sale of Kemess South gold-copper concentrate. Under the terms of the agreement, treatment and refining charges are adjusted annually based on prevailing world terms, which have been settled at $46.50/4.65 for 2010 and $56.00/$5.60 for 2011 with no price participation fee. This agreement expires on March 31, 2011.

Northgate’s interest in Kemess South is subject to a 1.62% royalty on the value of payable metals produced.

Northgate also has an exclusive sales arrangement with the Western Australia Mint for gold doré bars produced at Fosterville and Stawell.

Northgate Minerals Corp.
Annual Report 2010

Management’s Discussion & Analysis

In July 2009, Northgate and the Matachewan First Nation (“MFN”) signed an Impact and Benefits Agreement (“IBA”), which establishes a framework within which the two parties have committed to work together to advance the permitting, development and operation of a mine on the Young-Davidson property. The IBA also sets out a variety of cooperative initiatives between the MFN and Northgate relating to employment, training and other business opportunities in connection with the Young-Davidson project.

Northgate has a commitment to reclaim land occupied by its mines once operational activities have ceased and is committed to reclaiming any disturbance as a result of exploration and development activities. The undiscounted costs for reclamation are currently $57,813,000. Reclamation for Kemess South is expected to take place primarily from 2011 to 2014 with some expenditures, such as monitoring, to continue afterwards. Mine expenditures at Fosterville and Stawell are expected to be spent between 2011 and 2015 with some expenditures to continue afterwards.

Northgate also has a commitment to reclaim the Young-Davidson property as per the mine production closure plan on record.

Controls and Procedures

Disclosure Controls and Procedures

Disclosure controls and procedures (“DCP”) are designed to provide reasonable assurance that information required to be disclosed by Northgate in reports filed with or submitted to various securities regulators is recorded, processed, summarized and reported within the time periods specified. This information is gathered and reported to Northgate’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), so that timely decisions can be made regarding disclosure.

Northgate’s management, under the supervision of, and with the participation of, the CEO and CFO, have designed and evaluated Northgate’s DCP, as required in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings. Based on this evaluation, the CEO and CFO have concluded that, as of the end of the period covered by this report, Northgate’s DCP were effective.

Internal Control Over Financial Reporting

Northgate’s management is responsible for designing, establishing and maintaining adequate internal control over financial reporting (“ICFR”). ICFR is a process designed by, or under the supervision of, senior management, and effected by the Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and preparation of Northgate’s consolidated financial statements in accordance with Canadian GAAP. These controls include policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Northgate;

  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Canadian GAAP, and that receipts and expenditures are being made only in accordance with authorizations of management and directors of Northgate; and, provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Northgate’s assets that could have a material effect on the annual financial statements or  interim financial statements.

Northgate’s management, with the participation of the CEO and CFO, evaluated the effectiveness of the Corporation’s ICFR as of December 31, 2010. In making this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework.

Based upon its assessment, management concluded that, as of December 31, 2010, the Corporation’s ICFR was effective.

Northgate Minerals Corp.
Annual Report 2010

Northgate continually reviews and enhances its systems of controls and procedures. However, because of the inherent limitations in all control systems, management acknowledges that ICFR will not prevent or detect all misstatements due to error or fraud.

Changes in Internal Control over Financial Reporting

No changes were made in Northgate’s ICFR during the year ended December 31, 2010, that have materially affected, or are reasonably likely to affect, the Corporation’s ICFR.

Risks and Uncertainties

Commodity Prices, Foreign Exchange and Interest Rates

At Kemess South, future revenues are dependent on the prices of gold and copper on world markets, the level of treatment and refining, price participation charges of custom smelters for processing concentrate and rail, truck and ocean freight rates associated with delivering this concentrate to market. These prices and charges can vary significantly from year to year and affect revenues and earnings. Operating costs at the mine are largely denominated in Canadian dollars and, as a result, future US dollar earnings will be directly affected by fluctuations in the US$/Cdn$ exchange rate to the extent that these costs are not hedged with foreign currency instruments.

At Fosterville and Stawell, future revenues are dependent on the Australian dollar price of gold. Operating costs at Fosterville and Stawell are largely denominated in Australian dollars and, as a result, future US dollar earnings will be directly affected by fluctuations in the US$/A$ exchange rate to the extent that these costs are not hedged with foreign currency instruments.

Fluctuations in interest rates can affect Northgate’s results of operations and cash flows. Loans and cash balances are subject to variable interest rates while capital lease agreements are subject to fixed interest rates.

The following table shows the approximate impact on Northgate’s 2011 operating cash flow of variations in commodity prices and exchange rates, based on the projected production at the Kemess South, Fosterville and Stawell mines in 2011, if the change was to remain in effect for the full year. These impacts include the effect of copper derivatives that Northgate had entered into as of December 31, 2010.

		Impact on
	Change	Operating Cash Flow (millions)
US$/A$ exchange rate	$0.02	$3.5
Gold price	$10 per ounce	$2.0
US$/Cdn$ exchange rate	$0.02	$0.1

Uncertainty of Ore Reserves and Mineral Resources

Although Northgate has carefully prepared the mineral reserve and resource figures included herein and believe that the methods of estimating mineral reserves and resources have been verified by mining experience and production history, such figures are estimates and no assurance can be given that the indicated levels of recovery of gold and copper will be realized. The ore grade actually recovered by Northgate may differ from the estimated grades of the mineral reserves and resources. Such figures have been determined based upon assumed gold and copper prices and operating costs. Market price fluctuations of gold and copper, as well as increased production costs or reduced recovery rates, may negatively impact the economic viability of reserves containing low grades of mineralization and may ultimately result in a restatement of reserves. Short-term factors that can impact the ore reserves, such as the need for orderly development of orebodies or the processing of new or different grades, may impair the profitability of a mine in any particular accounting period.

Mineral resources estimated for properties that have not commenced production are based, in most instances, on very limited and widely-spaced drill hole information, which is not necessarily indicative of conditions between and around the drill holes. Accordingly, such estimates may require revision as more drilling information becomes available or as actual production experience is gained.

Northgate Minerals Corp.
Annual Report 2010

Management’s Discussion & Analysis

Mining Risks and Insurance

The business of mining is generally subject to certain types of risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geotechnical occurrences and changes in the regulatory environment. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. Northgate carries insurance to protect itself against certain risks of mining and processing in amounts that it considers to be adequate, but which may not provide adequate coverage in certain unforeseen circumstances. However, Northgate may become subject to liability for pollution or other hazards against which it cannot insure or against which it may elect not to insure, because of high premium costs or other reasons. Northgate may also become subject to liabilities, which exceed policy limits. In such cases, Northgate may be required to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Legal

Northgate is subject to various legal claims, judgments, potential claims and complaints, including unexpected environmental remediation costs in excess of current reserves, arising out of the normal course of business. While Northgate believes that unfavourable decisions in any pending procedures or the threat of procedures related to any future assessment, or any amount it might be required to pay, will not have a material adverse effect on its financial condition, there is a risk that if such decisions are determined adversely to Northgate, they could have a material adverse effect on its profitability.

Northgate’s mining operations and exploration activities are subject to extensive federal, provincial and state regulations in Canada and Australia governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, water disposal, toxic substances, environmental protection, mine safety, relationships with Aboriginal groups and other matters. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating and closing mines and other facilities. Northgate believes that it is in substantial compliance with all current laws and regulations. However, such laws and regulations are subject to change. Amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation or interpretation thereof could have a material adverse impact on Northgate, cause a reduction in levels of production and delay or prevent the development of new mining properties.

Access to Capital

To fund its growth, Northgate is often dependent on securing the necessary capital through debt or equity financings. The availability of this capital is subject to general economic conditions and lender and investor interest in Northgate and its projects. To increase its access to capital, Northgate maintains relationships with key financial participants and has an active investor relations program in order to inform institutional and retail investors and other stakeholders.

On July 2, 2010, Northgate renewed its short-form base shelf prospectus originally filed on June 6, 2008 with the Securities Commissions in each of the provinces and territories of Canada, except Quebec, and a corresponding amendment to its shelf registration in the United States. This prospectus will allow Northgate to make offerings of debt securities, common shares, warrants to purchase common shares and warrants to purchase debt securities, share purchase contracts, share purchase or equity units, subscription receipts, preference shares and units (all of the foregoing, collectively, the "Securities") or any combination thereof up to an aggregate offering size of Cdn$250,000,000 over a 25-month period. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement. The net proceeds from the sale of the Securities will be used to fund capital expenditures, development and construction expenditures, exploration activities, potential future acquisitions and for general corporate purposes.

Northgate Minerals Corp.
Annual Report 2010

In October 2010, Northgate completed a public offering of $170,000,000 convertible senior notes for net proceeds of $163,419,000 to be used in the development of the Young-Davidson mine and for general corporate purposes. Accordingly, the shelf prospectus could be utilized for an aggregate offering size up to approximately Cdn$77,000,000 until expiration of the prospectus on July 11, 2012.

Labour Matters

Northgate is dependent upon its workforce to conduct its operations. Northgate’s three operating mines have programs to recruit and train the necessary manpower for their operations, but each mine’s output may be affected by strikes, lockouts and other work stoppages at and around each mine.

Critical Accounting Estimates

Northgate’s accounting policies are described in note 2 to the consolidated financial statements. These consolidated financial statements are prepared in accordance with Canadian GAAP, which require Northgate to make various judgments with respect to certain estimates and assumptions. The following policies are considered by management to be most critical in understanding the judgments that are involved in the preparation of Northgate’s consolidated financial statements and the uncertainties inherent within them.

Revenue Recognition

Northgate recognizes revenue from the sale of its Kemess South concentrate upon transfer of title and delivery at the receiving smelter, which usually occurs at the earlier of delivery of concentrate at the loading port or receipt of provisional payment from the buyer. Sales of gold-copper concentrate are based on specific sales agreements and are subject to adjustment upon final settlement of shipment weights, assays and metal prices. In addition, sales agreements include provisions where final prices are determined by quoted market prices in a period subsequent to the date of sale. Revenues are initially recorded at the time of sale based on forward prices for the expected date of final settlement. Subsequent variations to weights, assays and metal prices are recognized in revenue each period end and in the period of final settlement.

Northgate recognizes revenue from the sale of its gold doré from Fosterville and Stawell upon delivery, which occurs when the doré is picked up by the customer’s agent at the mine-site. Sales of gold doré are based on specific sales agreements and are subject to adjustment upon final settlement of shipment weights and assays. Revenues are recorded at the time of sale based on the spot price at the date of delivery. Final pricing and payment generally occurs within three days of delivery. Subsequent variations to weights, assays and metal prices are recognized in revenue each period end.

Site Closure and Reclamation Costs

Minimum standards for site closure and mine reclamation have been established by various governmental agencies that affect certain operations of the Corporation. Northgate accounts for reclamation liabilities by recognizing any statutory, contractual or other legal obligations related to the retirement of tangible long- lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. The determination of site closure and reclamation costs require assumptions with respect to future estimated costs, discount rates and inflation rates, changes in which can materially affect the recognized amount of the liability. These obligations are measured initially at fair value and the resulting costs are capitalized into the carrying value of the related asset.

In subsequent periods, the liability is adjusted for the accretion of the discount and any changes in the estimated amount or timing of costs. Upward revisions in the amount of undiscounted estimated cash flows are discounted using the current credit-adjusted risk-free rate. Downward revisions in the amount of undiscounted estimated cash flows are discounted using the credit-adjusted risk-free rate that existed when the original liability was incurred. The asset retirement cost is assigned to the related asset and amortized to net earnings over the life of the asset.

Northgate Minerals Corp.
Annual Report 2010

Management’s Discussion & Analysis

Mineral Property Costs

Northgate records mine development expenditures at cost and acquired mineral properties at the fair value at the time they were acquired. The fair values of acquired mineral properties are based on independent valuations and reflect the nature and amount of material interests believed to be contained or potentially contained in properties to which they relate.

A significant portion of Northgate’s mineral property is depreciated on a unit-of-production basis. Under the unit-of-production basis, the calculation of depreciation and depletion of mineral property, plant and equipment is based on the amount of proven and probable reserves expected to be recovered. If these estimates of reserves prove to be inaccurate, or if Northgate revises its mining plan reducing the amount of reserves expected to be recovered, Northgate could be required to increase or decrease the amount of future depreciation, depletion and amortization expenses, or could be required to write down the recorded value of its mineral property, plant and equipment.

In addition, Canadian GAAP requires Northgate to consider at the end of each accounting period whether events or changes in circumstances indicate that the carrying amount of its long-lived assets may not be recoverable. When such indicators are identified, impairment testing is carried out where the carrying value of Northgate’s asset groups, the lowest level of assets and liabilities for which there are independent identifiable cash flows, is compared to the related undiscounted expected future cash flows expected from the use and eventual disposition of the corresponding assets and liabilities.

The determination of expected future cash flows are based on detailed mine plans and requires significant judgment and estimates with respect to metal prices, foreign exchange rates, operating costs as well as the residual value of assets. For the recoverability tests carried out at December 31, 2010, metal price assumptions for Kemess South were $1,300/oz to $1,350/oz for gold and $3.50/lb to $4.25/lb for copper in 2011, and gold price assumptions for Fosterville and Stawell were A$1,350/oz for 2011, A$1,300/oz for 2012 to 2013, A$1,250/oz for 2014 to 2015 and A$1,200/oz thereafter. Changes in these assumptions can materially affect actual future results.

If Northgate determines there has been an impairment because its prior estimates of future cash flows have proven to be inaccurate due to reductions in the price of gold and copper, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because Northgate has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, Northgate would be required to write down the recorded value of its mineral property, plant and equipment, which would reduce Northgate’s earnings and net assets.

The mineral properties for which there are no independent identifiable cash flows are assessed for impairment on other factors that may indicate the need for a write-down.

Auction Rate Securities

Northgate records its investment in ARS at estimated fair value. In estimating the fair value of ARS, several variables are considered, including the probability of future defaults, the impact of ongoing events in the global financial markets, the relative seniority of each ARS within the capital structure of the issuer, the credit circumstances of financial guarantors, and the value of investments and reserves held by the issuer.

A decline in the estimated fair value of the ARS that is determined to be temporary is recorded in other comprehensive income in the period when the impairment occurred. In determining if a decline in estimated fair value is temporary, Northgate considers whether interest payments continue to be made, the probability of future defaults, the credit rating of the issuer and the existence of financial guarantors. Northgate also considers the senior rank of its holdings in the issuers’ capital structure and the fiduciary obligation and financial capacity of companies who own the issuers.

Northgate Minerals Corp.
Annual Report 2010

A decline in estimated fair value that is determined to be other than temporary is recognized in earnings in the period in which the impairment occurred. In determining whether an impairment is other than temporary, Northgate considers various factors, including a substantial decline in estimated fair value for an extended period of time, issuer defaults on interest payments, the presence of default insurance, significant downgrades in the credit rating of the issuer and adverse market conditions, which have negatively impacted individual securities.

Valuation Allowance

Northgate recognizes future tax assets associated with tax loss carry forwards and other tax deductions only if it is more likely than not that the related benefits will be realized in the future. The evaluation of whether future tax assets should be recognized is based on expected future income for tax purposes. The determination of expected future income for tax purposes requires significant judgments and estimates with respect to metal prices, foreign exchange rates and operating costs. Changes in those assumptions can materially affect the recognized amount of a future income tax asset. In future years, if Northgate determines it is no longer more likely than not that the benefit of its future tax assets will be realized, it would be required to set up a valuation allowance with a corresponding future income tax expense in results from operations.

Future Changes in Accounting Policies

Conversion to International Financial Reporting Standards (“IFRS”)

On February 13, 2008, the Accounting Standards Board confirmed that publicly accountable entities will be required to prepare financial statements in accordance with IFRS for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. Several existing Canadian standards have converged with IFRS before the transition date. Other IFRS will be adopted for the first time on January 1, 2011. Northgate’s financial statements for the quarter ended March 31, 2011, including comparative amounts, will be prepared in accordance with IFRS.

Northgate’s IFRS conversion plan has been reviewed with the Audit Committee and includes an assessment of the impact of the conversion on the consolidated financial statements and related disclosures. The plan also considers the impact of the conversion on the Corporation’s information technology systems, ICFR, DCP and business activities that may be influenced by GAAP measurements. Northgate’s conversion plan is set out in four phases:

•	Phase 1 – Project planning and preliminary study;
•	Phase 2 – Detailed gap and impact analysis;
•	Phase 3 – Strategy and solutions identification; and,
•	Phase 4 – Solutions development and implementation.

Training has been provided to the Corporation’s Audit Committee and its corporate finance employees in Canada. The plan also includes an analysis of the impact of IFRS on Northgate’s current accounting policies as changes in accounting policy are likely and may materially impact the financial statements.

Northgate has completed Phase 1 and Phase 3 concurrently and is undertaking Phase 2 and Phase 4, which involve a detailed analysis of IFRS by topic and preparation of the opening balance sheet. Detailed gap analysis has confirmed the following as high-impact areas: mineral property, plant and equipment, including impairment, site closure and reclamation provision, convertible senior notes and income taxes. Preliminary quantitative assessments of the material adjustments to Northgate’s IFRS opening balance sheet are described below. The final adjustments may differ from the preliminary calculations as management continues to evaluate policy choices and monitor ongoing projects by the International Accounting Standards Board that could affect the ultimate differences between Canadian GAAP and IFRS.

Northgate Minerals Corp.
Annual Report 2010

Management’s Discussion & Analysis

Property, plant and equipment and IFRS 1 Fair value as deemed cost election

IFRS and GAAP contain the same basic principles of accounting for property, plant and equipment. However, differences in application do exist. For example, IFRS requires that each component of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item must be depreciated separately over its useful life. While Canadian GAAP contains similar requirements, in practice, the concept is applied less stringently. This method of componentizing property, plant and equipment may result in an increase in the number of components that are recorded and depreciated and, as a result, may impact the calculation of depreciation expense.

Upon transition to IFRS, an entity has the elective option to reset the cost of its property, plant and equipment based on fair value in accordance with the provisions of IFRS 1 and to use either the cost model or the revaluation model to measure its property, plant and equipment subsequent to transition. Northgate currently intends to apply the IFRS 1 election and reset the Kemess South mine plant and equipment at fair value upon transition to IFRS on January 1, 2010, and to use the cost model to measure all of Northgate’s property, plant and equipment subsequent to transition.

Based on preliminary calculations, applying the IFRS 1 election will result in an increase of approximately $30 million to the mineral property, plant and equipment carrying value as at January 1, 2010.

Impairment of long-lived assets

International Accounting Standards (“IAS”) 36, Impairment of Assets, uses a one-step approach for testing and measuring asset impairments, with asset carrying values being compared to the higher of value in use and fair value less costs to sell. Value in use is defined as being equal to the present value of future cash flows expected to be derived from the asset in its current state. In the absence of an active market, fair value less costs to sell may also be determined using discounted cash flows. The use of discounted cash flows under IFRS to test and measure asset impairment differs from Canadian GAAP where undiscounted future cash flows are used to compare against the asset’s carrying value to determine if impairment exists. This may result in more frequent write-downs in the carrying value of assets under IFRS since asset carrying values that were previously supported under Canadian GAAP based on undiscounted cash flows may not be supported on a discounted cash flow basis under IFRS. However, under IAS 36, previous impairment losses may be reversed where circumstances change such that the impairment has reduced. This also differs from Canadian GAAP, which prohibits the reversal of previously recognized impairment losses.

Northgate has determined that the long-lived assets at Stawell, not impaired under Canadian GAAP, are likely impaired under IFRS as of January 1, 2010. The impairment under IFRS is currently estimated to be approximately $40 million, which would result in a retained earnings adjustment on the date of transition. Furthermore, for the year ended December 31, 2010, an additional impairment of approximately $5 million is expected to be recognized for IFRS purposes.

Site closure and reclamation provision

IFRS requires the recognition of a provision on the basis of a legal or constructive obligation arising from a past event, if there is a probable outflow of resources and the amount can be estimated reliably. The threshold for recognition of a provision under Canadian GAAP is higher than under IFRS as liabilities for restructuring and site closure and reclamation provision are recognized only when there is a legal obligation. In addition, in estimating the reclamation costs, Canadian GAAP requires the use of third-party costs whereas the estimate under IFRS is based on the entity’s best estimate. Furthermore, in calculating the provision, IFRS requires the use of the current market-based discount rate at each reporting date whereas Canadian GAAP requires the use of the entity’s credit-adjusted risk free rate, which is revised only when there is an upward revision in expected cash outflows.

Northgate Minerals Corp.
Annual Report 2010

Upon transition to IFRS, an entity has the elective option to use a simplified method to calculate the net book value of the asset retirement obligation asset. Northgate currently intends to apply this election upon transition to IFRS and currently estimates the transition adjustment to be approximately a $2 million increase to the site closure and reclamation provision.

Income taxes

Under IFRS, there is an exemption whereby a deferred tax liability (asset) is not recognized if it arises from the initial recognition of an asset or liability in a transaction that is not a business combination and at the time of the transaction affects neither accounting profit nor taxable profit. This exemption does not exist under Canadian GAAP. Under Canadian GAAP, if the cost of acquiring an asset differs from its tax base, the cost of future income taxes recognized at the time of the acquisition will adjust the cost of the asset (using the “simultaneous equations” method). This difference will have an impact on Northgate’s historic asset acquisitions that are not considered to be business combinations, and will result in a lower carrying value of the asset acquired and the deferred tax liability under IFRS.

Under IFRS, a deferred tax liability (asset) is recognized for exchange gains and losses related to non-monetary assets and liabilities that are re-measured into the functional currency using historical exchange rates or indexing for tax purposes. Under Canadian GAAP, there is no deferred tax impact for a temporary difference arising from the difference between the historical exchange rate and the current exchange rate translations on the cost of non-monetary assets and liabilities of integrated foreign operations. This difference will affect Northgate’s Canadian operations whose functional currency under IFRS is assessed to be the US dollar; however, the tax pools of the Canadian entity are denominated in Canadian dollars. Accordingly, a deferred tax will be recognized on the non-monetary assets (i.e. mineral property, plant and equipment) for foreign exchange translation gains and losses between the historical exchange rates and the spot rate at period end.

Under Canadian GAAP, future income taxes are separately classified as current and long-term on the balance sheet. Under IFRS, deferred income taxes are classified as long-term. Therefore, upon IFRS transition, a reclassification adjustment will be made to present all current deferred taxes as long-term.

Lastly, all transitional adjustments to the Corporation’s opening IFRS balance sheet as of January 1, 2010 will result in a corresponding adjustment to the deferred tax asset or liability established based on the adjustment to the accounting carrying values. The quantitative calculations of IFRS adoption related to income taxes are currently being carried out.

Convertible senior notes

Where a company may choose to settle in cash or shares (or a combination thereof) upon conversion of the debt by the holder, IFRS considers the conversion feature to be an embedded derivative, which must be separately accounted for at fair value on initial recognition and at each subsequent period end. The debt component on initial recognition is calculated as the residual between the amount of proceeds of the convertible debt and the fair value of the conversion feature. Transaction costs are allocated pro-rata between the debt and embedded derivative liability. Transaction costs related to the debt component are recorded against the liability, and the transaction costs related to the conversion feature are immediately expensed through earnings because this component is measured at fair value through profit or loss. Subsequent to initial recognition, the debt component is accreted at the effective interest rate while the option component is re-measured at fair value at each period end.

Northgate issued $170,000,000 convertible senior notes in October 2010 with the option to elect to pay cash or a combination of cash and common shares upon conversion. Under Canadian GAAP, the convertible debt is considered to be a compound financial instrument with a debt and equity component. The debt component was calculated as the net present value of the Corporation’s contractual obligation to make principal and interest payments, discounted at the market interest rate on similar borrowings but without the conversion feature. The equity portion was calculated as the residual between the proceeds and the fair value of the debt component. Transaction costs were prorated between the debt and equity components. Subsequent to initial recognition, the debt component is accreted at the effective interest rate and the equity component is not re-measured.

Northgate Minerals Corp.
Annual Report 2010

Management’s Discussion & Analysis

For IFRS purposes, Northgate will account for the convertible debt as a liability with an embedded derivative measured at fair value. Therefore, the carrying values of the debt and derivative components may be materially different from those under Canadian GAAP. The Corporation is currently in the process of quantifying the impact to its December 31, 2010 IFRS financial statements. There is no impact on the opening IFRS balance sheet as the convertible notes were issued in October 2010.

IFRS 1, First-time adoption of International Financial Reporting Standards

IFRS 1 provides the framework for the first-time adoption of IFRS and specifies that, in general, an entity shall apply the principles under IFRS retrospective. IFRS 1 also specifies that the adjustments that arise on retrospective conversion to IFRS from other GAAP should be directly recognized in retained earnings. Certain optional exemptions and mandatory exceptions to retrospective application are provided for under IFRS 1.

Northgate currently expects to apply the following optional exemptions:

  For certain plant and equipment, fair value at the transition date will be used as the deemed cost under IFRS;

  Northgate will set the cumulative foreign currency translation account to nil;

  Northgate will not restate business combinations prior to January 1, 2010;

  Northgate will apply the simplified method of calculating the net book value of the asset retirement obligation asset on the date of transition; and,

  Northgate will not apply IFRS 2, Share-Based Payments, to equity instruments granted on or before November 7, 2002 or which vested before January 1, 2010.

Internal Control over Financial Reporting and Disclosure Controls and Procedures

As the review of IFRS accounting policies is completed, appropriate changes to ensure the integrity of ICFR and DCP will be made. For example, any changes in accounting policies could result in additional controls or procedures being required to address reporting of first-time adoption as well as ongoing IFRS reporting requirements. At this point, Northgate has not identified any potential changes in accounting policies that would have a material impact on the Corporation’s internal control over financial reporting. The Corporation will ensure that its key stakeholders are informed about the anticipated effects of the IFRS transition.

Information Technology (“IT”) Systems

The transition to IFRS is currently not expected to have a material impact on Northgate’s IT systems. Northgate’s Australian operations converted to IFRS from Australian GAAP in 2005 and, thus, the transition to IFRS will not require any significant changes in Australia. Production at Kemess South in Canada is currently anticipated to be complete in 2011 and, accordingly, changes are expected to be nominal. The IT system that has been selected and implemented for Young-Davidson and Corporate is capable of and designed to report under IFRS.

Business Activities

The transition to IFRS may have an impact on Northgate’s business activities where agreements make references to GAAP-based financial measures. Currently, no material impacts on business activities have been identified.

Overall, Northgate’s IFRS transition is progressing in line with the conversion plan. Management expects to complete its first interim consolidated financial statements prepared under IFRS for the three months ended March 31, 2011 with no significant issues or delay.

Northgate Minerals Corp.
Annual Report 2010

Non-GAAP Measures

Adjusted Net Earnings

The Corporation has prepared a calculation of adjusted net earnings, which has removed certain non-cash adjustments from its Canadian GAAP calculation of net earnings, as it believes this may be a useful indicator to investors. Adjusted net earnings may not be comparable to other similarly titled measures of other companies.

(Expressed in thousands of US$, except share amounts)	2010	2009
Net loss	$(71,704)	$(49,506)
Adjustments
Write-down of ARS	374	10,979
Write-down of mineral properties, net of tax	80,411	84,849
Fair value adjustment on copper forward contracts, net of tax	10,103	26,869
Adjusted net earnings	19,184	73,191
Diluted common shares outstanding	292,205,521	265,335,675
Adjusted net earnings per diluted common share	$0.07	$0.28

Cash Cost

Northgate has included net cash costs of production per ounce of gold in the discussion of its results from operations, because it believes that these figures are a useful indicator to investors and management of a mine’s performance as they provide: (i) a measure of the mine’s cash margin per ounce, by comparison of the cash operating costs per ounce to the price of gold; (ii) the trend in costs as the mine matures; and, (iii) an internal benchmark of performance to allow for comparison against other mines. However, cash costs of production should not be considered as an alternative to net earnings or to other Canadian GAAP measures and may not be comparable to other similarly titled measures of other companies. A reconciliation of net cash costs per ounce of production to amounts reported in the Statement of Operations is shown in the table below.

2010	Fosterville	Stawell	Kemess South	Combined
Gold production (ounces)	100,441	71,482	100,790	272,713
Cost of sales	$74,145	$69,403	$179,010	$322,558
Change in inventories and other	(1)	(103)	360	256
Gross copper and silver revenue	—	(69)	(142,802)	(142,871)
Total cash cost	$74,144	$69,231	$36,568	$179,943
Cash cost per ounce	$738	$969	$363	$660

2009	Fosterville	Stawell	Kemess South	Combined
Gold production (ounces)	103,360	85,998	173,040	362,398
Cost of sales	$59,693	$52,998	$188,109	$300,800
Change in inventories and other	(152)	(51)	(5,507)	(5,710)
Gross copper and silver revenue	—	—	(122,300)	(122,300)
Total cash cost	$59,541	$52,947	$60,302	$172,790
Cash cost per ounce	$576	$616	$348	$477

Northgate Minerals Corp.
Annual Report 2010

Management’s Discussion & Analysis

Cautionary Note Regarding Forward-Looking Statements and Information:

This Northgate MD&A contains "forward-looking information", as such term is defined in applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning Northgate's future financial or operating performance and other statements that express management's expectations or estimates of future developments, circumstances or results. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "expects", "believes", "anticipates", "budget", "scheduled", "estimates", "forecasts", "intends", "plans" and variations of such words and phrases, or by statements that certain actions, events or results "may", "will", "could", "would" or "might" "be taken", "occur" or "be achieved". Forward-looking information is based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which Northgate operates, are inherently subject to significant operational, economic and competitive uncertainties and contingencies. Northgate cautions that forward-looking information involves known and unknown risks, uncertainties and other factors that may cause Northgate's actual results, performance or achievements to be materially different from those expressed or implied by such information, including, but not limited to, gold and copper price volatility; fluctuations in foreign exchange rates and interest rates; the impact of any hedging activities; discrepancies between actual and estimated production, between actual and estimated reserves and resources or between actual and estimated metallurgical recoveries; costs of production; capital expenditure requirements; the costs and timing of construction and development of new deposits; and the success of exploration and permitting activities. In addition, the factors described or referred to in the section entitled "Risk Factors" in Northgate's Annual Information Form for the year ended December 31, 2010 or under the heading "Risks and Uncertainties" in Northgate's 2010 Annual Report, both of which are available on the SEDAR website at www.sedar.com, should be reviewed in conjunction with the information found in this MD&A. Although Northgate has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in forward-looking information, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information in this MD&A is made as of the date of this MD&A, and Northgate disclaims any intention or obligation to update or revise such information, except as required by applicable law.

Cautionary Note to US Investors Regarding Mineral Reporting Standards:

The Corporation prepares its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of US securities laws. Terms relating to mineral resources in this MD&A are defined in accordance with National Instrument 43-101-Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. The Corporation uses certain terms, such as, “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves”, that the SEC does not recognize (these terms may be used in this MD&A and are included in the Corporation’s public filings, which have been filed with securities commissions or similar authorities in Canada).

Northgate Minerals Corp.
Annual Report 2010

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements are the responsibility of management, have been prepared in accordance with Canadian generally accepted accounting principles and, where appropriate, reflect management’s best estimates and judgment based on currently available information. The financial information presented elsewhere in the annual report is consistent with that in the consolidated financial statements.

The Corporation has developed and maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant and reliable and that the Corporation’s assets are appropriately accounted for and adequately safeguarded.

The Board of Directors of the Corporation (the “Board”) is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control, and is ultimately responsible for reviewing and approving the consolidated financial statements and the accompanying Management’s Discussion and Analysis (“MD&A”). The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board and none of its members are affiliated with the Corporation, nor are they involved in the daily operations of the Corporation. The Audit Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting issues, and to satisfy itself that the responsibilities of each party have been properly discharged. The Audit Committee also reviews the consolidated financial statements, MD&A and the external auditors’ report. Fees and expenses for audit services are reviewed and the engagement or reappointment of the external auditors is also considered. The Audit Committee reports its findings to the Board and recommends approval of the consolidated financial statements for issuance to the shareholders.

The consolidated financial statements of Northgate Minerals Corporation have been audited by KPMG LLP Chartered Accountants. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

Kenneth G. Stowe	Jon A. Douglas
President & Chief Executive Officer	Senior Vice President & Chief Financial Officer

March 28, 2011

Northgate Minerals Corp.
Annual Report 2010

Independent Auditors’ Report

To the shareholders of Northgate Minerals Corporation

We have audited the accompanying consolidated financial statements of Northgate Minerals Corporation, which comprise the consolidated balance sheets as at December 31, 2010 and 2009, the consolidated statements of operations and comprehensive income (loss), cash flows and shareholders’ equity for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinions.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Northgate Minerals Corporation as at December 31, 2010 and 2009 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada
March 28, 2011

Northgate Minerals Corp.
Annual Report 2010

Consolidated Balance Sheets

As at December 31
Thousands of US dollars	2010	2009
Assets
Current Assets
Cash and cash equivalents	$334,840	$253,544
Trade and other receivables	62,051	27,961
Income taxes receivable	2,236	—
Inventories (note 4)	44,569	44,599
Prepaid expenses	2,367	2,566
Future income tax asset (note 16)	5,619	5,541
	451,682	334,211
Other assets (note 5)	40,819	27,544
Future income tax asset (note 16)	9,381	14,507
Mineral property, plant and equipment (note 6)	367,083	327,416
Investments (note 7)	36,519	38,001
	$905,484	$741,679
Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable and accrued liabilities	$109,385	$59,132
Income taxes payable	—	29,395
Short-term loan (note 8)	40,161	41,515
Equipment financing obligations (note 9)	7,945	5,995
Provision for site closure and reclamation obligations (note 12)	22,460	23,501
Future income tax liability (note 16)	—	867
	179,951	160,405
Equipment financing obligations (note 9)	10,763	4,656
Convertible senior notes (note 10)	131,235	—
Other long-term liabilities (note 11)	2,803	8,995
Provision for site closure and reclamation obligations (note 12)	25,453	23,989
Future income tax liability (note 16)	11,343	—
	361,548	198,045
Shareholders' Equity
Common shares (notes 14A and 14D)	407,036	402,879
Equity component of convertible senior notes (note 10)	33,832	—
Contributed surplus	7,798	6,202
Accumulated other comprehensive income (loss)	28,716	(3,705)
Retained earnings	66,554	138,258
	543,936	543,634
	$905,484	$741,679

Commitments and contingencies (note 20)
Subsequent event (note 21)
The accompanying notes form an integral part of these consolidated financial statements.

On behalf of the Board of Directors,

Terrence A. Lyons, Director	Douglas P. Hayhurst, Director

Northgate Minerals Corp.
Annual Report 2010

Consolidated Statements of Operations and Comprehensive Income (Loss)

Years ended December 31
Thousands of US dollars, except share and per share amounts	2010	2009
Revenue	$485,047	$484,976
Cost of sales (note 4)	322,558	300,800
Depreciation and depletion	114,031	104,126
Administrative and general	12,524	10,679
Net interest income	(2,176)	(1,580)
Exploration	22,129	14,637
Currency translation (gain) loss	(8,614)	1,143
Accretion of site closure and reclamation costs	1,677	3,253
Write-down of mineral properties (note 6)	80,411	84,849
Write-down of investments (note 7)	374	10,979
Other income (note 18)	(1,895)	(1,123)
	541,019	527,763
Loss before income taxes	(55,972)	(42,787)
Income tax recovery (expense) (note 16)
Current	1,309	(29,472)
Future	(17,041)	22,753
	(15,732)	(6,719)
Net loss	(71,704)	(49,506)
Other comprehensive income (loss)
Unrealized loss on available for sale securities	(1,465)	(1,463)
Reclassification of realized loss on available for sale securities to net earnings	232	—
Reclassification of other than temporary loss on available for sale securities to net earnings	374	10,979
Unrealized gain on translation of self-sustaining operations	33,280	76,282
	32,421	85,798
Comprehensive income (loss)	$(39,283)	$36,292
Net loss per share
Basic	$(0.25)	$(0.19)
Diluted	(0.25)	(0.19)
Weighted average shares outstanding
Basic	290,922,452	264,603,527
Diluted	290,922,452	264,603,527

The accompanying notes form an integral part of these consolidated financial statements.

Northgate Minerals Corp.
Annual Report 2010

Consolidated Statements of Cash Flows

Years ended December 31
Thousands of US dollars	2010	2009

Operating activities:
Net loss for the year	$(71,704)	$(49,506)
Non-cash items:
Depreciation and depletion	114,031	104,126
Unrealized currency translation losses	511	4,543
Accretion of site closure and reclamation costs	1,677	3,253
Net gain on disposal of property, plant and equipment	(1,280)	(490)
Amortization of deferred charges	—	196
Stock-based compensation	2,952	1,467
Accrual of employee severance costs	1,845	2,177
Future income tax expense (recovery)	17,041	(22,753)
Change in fair value of forward contracts	13,768	37,674
Write-down of investments	374	10,979
Inventory obsolescence provision	584	363
Write-down of mineral properties	80,411	84,849
Loss on sale of investments	232	—
Changes in operating working capital and other (note 19)	(73,157)	10,283
	87,285	187,161
Investing activities:
Increase in restricted cash	(10,191)	(220)
Purchase of plant and equipment	(61,024)	(30,528)
Mineral property development	(94,119)	(51,468)
Proceeds from sale of equipment	627	—
Proceeds from insurable asset disposition	1,619	—
Transaction costs paid	(378)	—
Proceeds from sale of investments	119	—
	(163,347)	(82,216)
Financing activities:
Repayment of equipment financing obligations	(7,621)	(5,029)
Repayment of short-term loan	(1,354)	(1,581)
Repayment of other long-term liabilities	(910)	(546)
Issuance of convertible senior notes, net of transaction costs	163,419	—
Issuance of common shares	2,801	89,647
	156,335	82,491
Effect of exchange rate changes on cash and cash equivalents	1,023	3,689
Increase in cash and cash equivalents	81,296	191,125
Cash and cash equivalents, beginning of year	253,544	62,419
Cash and cash equivalents, end of year	$334,840	$253,544

Supplementary cash flow information (note 19)
The accompanying notes form an integral part of these consolidated financial statements.

Northgate Minerals Corp.
Annual Report 2010

Consolidated Statements of Shareholders' Equity

			Equity		Accumulated
	Number of	Common	Component		Other
Thousands of US dollars,	Common	Shares	of Convertible	Contributed	Comprehensive	Retained
except share amounts	Shares	Amount	Senior Notes	Surplus	Income	Earnings	Total
Balance at December 31, 2008	255,717,071	$311,908	$—	$5,269	$(89,503)	$187,764	$415,438
Shares issued under equity offering, net of transaction costs and income taxes (note 14D)	34,300,000	89,306	—	—	—	—	89,306
Shares issued under employee share purchase plan	306,715	422	—	—	—	—	422
Shares issued on exercise of options	364,600	1,030	—	(321)	—	—	709
Stock-based compensation	—	213	—	1,254	—	—	1,467
Net loss	—	—	—	—	—	(49,506)	(49,506)
Other comprehensive income	—	—	—	—	85,798	—	85,798
Balance at December 31, 2009	290,688,386	402,879	—	6,202	(3,705)	138,258	543,634
Shares issued under employee share purchase plan	226,948	449	—	—	—	—	449
Shares issued on exercise of options	941,650	3,483	—	(1,131)	—	—	2,352
Stock-based compensation	—	225	—	2,727	—	—	2,952
Equity component of convertible senior notes, net of transaction costs and income taxes (note 10)	—	—	33,832	—	—	—	33,832
Net loss	—	—	—	—	—	(71,704)	(71,704)
Other comprehensive income	—	—	—	—	32,421	—	32,421
Balance at December 31, 2010	291,856,984	$407,036	$33,832	$7,798	$28,716	$66,554	$543,936

The accompanying notes form an integral part of these consolidated financial statements.

Northgate Minerals Corp.
Annual Report 2010

Notes to Consolidated Financial Statements
Years ended December 31, 2010 and 2009
All dollar amounts are stated in United States dollars unless otherwise indicated.
Tables are expressed in thousands of United States dollars, except share and per share amounts.

Note 1     Nature of Operations

Northgate Minerals Corporation (“Northgate” or the “Corporation”) is engaged in gold and copper mining and related activities including exploration, development and processing. The Corporation’s principal producing assets are its 100% interests in the Fosterville and Stawell Gold mines in Australia and the Kemess South mine in Canada. The Corporation also holds a 100% interest in the Young-Davidson property, a development project in Canada.

Note 2     Significant Accounting Policies

A.     Basis of Presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

The consolidated financial statements include the accounts of the Corporation and its subsidiary companies and divisions. All material inter-company and inter-divisional balances and transactions have been eliminated.

Except as otherwise noted, these financial statements are expressed in United States dollars (“US$”). The US$/Canadian dollar (“Cdn$”) exchange rate as at December 31, 2010 was $1.01 (2009 – $0.96) and the average rate for the year ended December 31, 2010 was $0.97 (2009 – $0.88) . The US$/Australian dollar (“A$”) exchange rate as at December 31, 2010 was $1.02 (2009 – $0.90) and the average rate for the year ended December 31, 2010 was $0.92 (2009 – $0.79) .

B.     Cash Equivalents

Cash equivalents are highly liquid investments, such as term deposits with major financial institutions, having a term to maturity of three months or less at the time of acquisition that are readily convertible to specified amounts of cash. The Corporation classifies cash equivalents as held for trading financial instruments and accounts for them at fair value, with fair value adjustments charged to earnings.

C.     Loans and Receivables

Loans and receivables are accounted for at amortized cost.

D.     Long-Term Investments

Long-term investments are designated as available for sale and measured at fair value in the balance sheet with fair value adjustments charged to other comprehensive income except if an impairment is determined to be other than temporary in which case the impairment is charged to earnings.

E.     Inventories

Concentrate inventory and unshipped gold doré are recorded at the lower of production costs on a first-in, first-out basis, and net realizable value. Stockpiled ore and any work-in-process inventories (gold in circuit) are valued at the lower of average production costs or net realizable value. Production costs include costs related to mining, crushing, mill processing, as well as depreciation on production assets and certain allocations of mine-site overhead expenses attributable to the production process, as applicable. Supplies inventory, which includes the costs of consumables used continuously in operations, such as fuel, grinding media, chemicals and spare parts, is recorded at the lower of average cost or net realizable value.

Stockpiled ore not expected to be milled in the next year is classified as long-term and is included in other assets.

Write-downs to net realizable value are recognized in cost of sales. Under certain circumstances, a previously recognized write-down may be reversed if the net realizable value has increased.

Northgate Minerals Corp.
Annual Report 2010

Notes to Consolidated Financial Statements

F.     Mineral Property, Plant and Equipment

Mineral property acquisition costs are deferred on a property-by-property basis and amortized using the unit-of-production method based on estimated proven and probable reserves.

Mine development costs incurred after the commencement of production are capitalized or deferred to the specific ore blocks or mine areas for which they provide physical access. Depreciation and depletion is recorded using the unit-of-production method based on proven and probable reserves within the specific ore block or area. Infrastructure and underground development costs that provide a benefit over the entire mine-life are amortized using the units of production method, based on accessible proven and probable mineral reserves.

Mineral exploration costs incurred on a producing property that are not related to an orebody classified as proven and probable reserves are charged to earnings as incurred. Mineral exploration costs on non-producing properties are charged to earnings as incurred. When proven and probable reserves are established and economic feasibility is determined on a non-producing property, then further costs of exploration and development are deferred on a project-by-project basis.

Deferred development costs include all costs directly related to development, as well as a proportion of the costs related to direct supervision and the cost of power used by the equipment. Interest costs are capitalized when a period of time is necessary to prepare an asset for its intended use. Interest costs relating to development projects are capitalized until the commencement of production.

Plant and equipment is carried at cost less accumulated depreciation. Certain mining and milling assets are depreciated using the unit-of-production method based on estimated proven and probable reserves expected to be processed. Depreciation for all other equipment is provided using the straight-line method over the estimated useful life of the related assets. Estimated useful lives for mining equipment and major asset categories range from two to ten years. Replacements and major improvements are capitalized.

G.     Impairment of Long-Lived Assets

The Corporation tests for impairment of long-lived assets, such as mineral property, plant and equipment, when events or circumstances indicate that a potential impairment exists. Long-lived assets are aggregated to the lowest level of assets and liabilities from which cash flows are expected to be generated. This aggregate is referred to as an asset group. An asset group is impaired if the undiscounted cash flows expected to be earned from their use is less than their carrying amount, at which time long-lived assets are written down to their fair value.

Fair value is calculated by applying: i) a discount rate to present value the future cash flows expected to be generated by each asset group; and ii) a multiple to the discounted future cash flows. The discount rate is based on an estimate of the Corporation’s real weighted average cost of capital adjusted for the risks associated with the individual asset group. Gold companies often trade at a multiple to the present value of their expected future cash flows. The estimate of the Corporation’s multiple is determined by a number of factors including, but not limited to, a comparison to market peers and remaining mine-life.

H.     Site Closure and Reclamation Costs

Minimum standards for site closure and mine reclamation have been established by various governmental agencies that affect certain operations of the Corporation. The Corporation recognizes all statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred and a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs are capitalized into the carrying value of the related asset.

In subsequent periods, the liability is adjusted for the accretion of the discount and any changes in the estimated amount or timing of the costs. Upward revisions in the amount of undiscounted estimated cash flows are discounted using the current credit-adjusted risk-free rate. Downward revisions in the amount of undiscounted estimated cash flows are discounted using the credit-adjusted risk-free rate that existed when the original liability was incurred. The asset retirement cost is assigned to the related asset and amortized to net earnings over the life of the asset.

Northgate Minerals Corp.
Annual Report 2010

I.     Other Liabilities

Financial liabilities, including accounts payable and accrued liabilities, taxes payable, short-term loans, equipment financing obligations, convertible senior notes and other long-term liabilities, are accounted for at their amortized cost.

J.     Revenue Recognition

The Corporation recognizes revenue from the sale of its gold-copper concentrate upon transfer of title, which occurs at the earlier of delivery of concentrate at the loading port or receipt of provisional payment from the buyer. Sales of gold-copper concentrate are based on specific sales agreements and are subject to adjustment upon final settlement of shipment weights, assays and metal prices. In addition, sales agreements include provisions where final prices are determined by quoted market prices in a period subsequent to the date of sale. Revenues are recorded at the time of sale based on forward prices for the expected date of final settlement. Subsequent variations to weights, assays and metal prices are recognized in revenue each period end and in the period of final settlement.

The Corporation recognizes revenue from the sale of its gold doré upon delivery, which is when the doré is picked up by the customer’s agent at the mine-site. Sales of gold doré are based on specific sales agreements and are subject to adjustment upon final settlement of shipment weights and assays. Subsequent variations to weights and assays are recognized in revenue upon final settlement.

Mark-to-market gains or losses related to metal forward contracts are recognized in revenue.

K.     Foreign Currency Translation

The functional currency of the Corporation’s Canadian operations is the United States dollar. Monetary assets and liabilities denominated in other than United States dollars are translated at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities are translated using historical rates. Revenues and expenses denominated in other than United States dollars are translated at rates of exchange in effect during the period. Gains and losses on translation are included in results from operations for the period.

The functional currency of the Corporation’s Australian operations is the Australian dollar. All assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at rates of exchange in effect during the period. Gains and losses on translation are included in equity as a separate component of other comprehensive income or loss.

L.     Stock-Based Compensation

The Corporation measures stock-based compensation related to stock options granted to directors, employees and non-employees at fair value and recognizes the compensation expense for options expected to vest over the vesting period, with a corresponding credit to contributed surplus. Any consideration paid by directors, employees and non-employees on the exercise of stock options is credited to share capital, together with a share of related stock-based compensation originally recorded in contributed surplus. Compensation costs associated with the Corporation’s Employee Share Purchase Plan (“ESPP”) are recognized based on the fair value of the shares that the Corporation is required to contribute on the date they are issued.

M.     Future Income Taxes

The Corporation uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences) and loss carry forwards. Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized. Investment tax credits earned from exploration expenditures are recorded as a tax receivable to the extent that it is more likely than not to be realized. A corresponding deduction is recognized in exploration expense or mineral property, plant and equipment if such costs are capitalized.

Northgate Minerals Corp.
Annual Report 2010

Notes to Consolidated Financial Statements

N.     Estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of mineral reserves, receivables or payables from sales of concentrate, values of concentrate in inventory and in transit, valuation of financial instruments, determination of other than temporary declines in the value of investments, site closure and reclamation obligations, impairment of long-lived assets, useful lives for depreciation and depletion, and valuation allowances for future income tax assets. Actual future outcomes could differ from present estimates and assumptions, potentially having material future effects on the consolidated financial statements.

O.     Earnings per Share

Basic earnings per share is computed by dividing earnings available to common shareholders by the weighted average number of common shares outstanding during the period. The Corporation uses the treasury stock method to compute the dilutive effects of stock options. Under the treasury stock method, the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of stock options are applied to repurchase common shares at the average market price for the period. The dilutive effect of convertible senior notes are determined by adjusting the numerator for related interest expensed during the period, net of tax, and the denominator for the additional weighted average number of common shares on an “if converted” basis as at the later of the beginning of the period and the date of issuance of the convertible senior notes. The computation of diluted net income per share assumes conversion or exercise of securities only when such conversion or exercise would have a dilutive effect on net income per share.

P.     Derivative Financial Instruments

The Corporation may utilize derivative financial instruments to reduce cash flow risk relating to gold and copper sales and foreign currency risk on Canadian or Australian dollar operating costs. The Corporation recognizes derivative financial instruments on a mark-to-market basis with changes in fair value recognized in net earnings for the period.

Note 3     Accounting Changes

Adopted Accounting Standards

Business Combinations, Consolidated Financial Statements and Non-controlling Interests

In January 2009, the Accounting Standards Board (“AcSB”) issued the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1582, Business Combinations, which is converged with International Financial Reporting Standards (“IFRS”) 3, Business Combinations, and replaces CICA Handbook Section 1581, Business Combinations. Section 1582 provides guidance on the application of the purchase method of accounting for business combinations. The new standard is effective on a prospective basis to business combinations for which the acquisition date is on or after January 1, 2011. Earlier application is permitted. If an entity applies this Section before January 1, 2011, it must also adopt CICA Handbook Section 1601, Consolidated Financial Statements, and CICA Handbook Section 1602, Non-controlling Interests. These standards provide guidance for the preparation of consolidated financial statements and accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The Corporation elected to adopt Section 1582, Section 1601 and Section 1062 prospectively, effective January 1, 2010. Adoption of these standards did not have an impact on the Corporation’s consolidated financial statements due to the adoption on a prospective basis and no business combination occurring in 2010.

Northgate Minerals Corp.
Annual Report 2010

Future Accounting Changes

Conversion to International Financial Reporting Standards

On February 13, 2008, the AcSB confirmed that publicly accountable entities will be required to prepare financial statements in accordance with IFRS for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. Several existing Canadian standards have converged with IFRS before the transition date. Other IFRS will be adopted for the first time on January 1, 2011. The Corporation’s financial statements for the quarter ended March 31, 2011, including comparative amounts, will be prepared in accordance with IFRS.

An analysis of the impact of IFRS on Northgate’s current accounting policies has been performed and changes in accounting policies will materially affect certain areas of the financial statements. The following items have been identified as high-impact areas: mineral property, plant and equipment, including any impairment, convertible senior notes, income taxes and asset retirement obligations. The quantitative impacts on Northgate’s financial statements are currently being finalized.

Note 4     Inventories

	2010	2009
Concentrate and unshipped gold doré	$13,390	$16,059
Gold in circuit	5,385	3,868
Stockpiled ore	5,437	3,310
Supplies	20,357	21,362
	$44,569	$44,599

At December 31, 2010, the carrying value of supplies inventory at the Kemess South mine was recorded at its net realizable value of $8,850,000, resulting in a write-down of $584,000 (2009 – $363,000).

At December 31, 2010, the carrying value of gold in circuit and stockpiled ore at Stawell was recorded at its net realizable value of $2,847,000, resulting in a write-down of $900,000 (2009 – $463,000).

At December 31, 2010, the carrying value of unshipped doré, gold in circuit and stockpiled ore at Fosterville was recorded at its net realizable value of $5,791,000, resulting in a write-down of $786,000 (2009 – $850,000).

The cost of sales amount recorded in the statement of operations is comprised of the following items:

	2010	2009
Change in inventory	$1,121	$5,989
Mining and milling costs	240,336	209,842
Marketing and other costs	81,101	84,969
	$322,558	$300,800

Depreciation and depletion included in inventory is reported as a depreciation and depletion expense in the statement of operations when the related inventory is sold.

Note 5     Other Assets

	2010	2009
Restricted cash	$40,441	$27,544
Other	378	—
	$40,819	$27,544

Northgate Minerals Corp.
Annual Report 2010

Notes to Consolidated Financial Statements

Restricted cash consists of the following items:

  $29,736,000 (2009 – $17,828,000) of cash and short-term deposits pledged by the Corporation relating to site closure and reclamation obligations at Kemess South and Young-Davidson (note 12).

  $10,705,000 (2009 – $9,447,000) of cash deposits pledged by the Corporation relating to site closure and reclamation obligations at Fosterville and Stawell (note 12).

There were no cash deposits held against the Corporation’s Australian credit cards as at December 31, 2010 (2009 – $269,000).

Note 6     Mineral Property, Plant and Equipment

		Accumulated
		Depreciation, Depletion	Net Book
2010	Cost	Impairment and Write-down	Value
Plant and equipment	$565,955	$426,013	$139,942
Mineral properties (producing)	382,302	260,733	121,569
Mineral properties (non-producing)	167,914	62,342	105,572
	$1,116,171	$749,088	$367,083

		Accumulated
		Depreciation, Depletion	Net Book
2009	Cost	Impairment and Write-down	Value
Plant and equipment	$468,268	$312,357	$155,911
Mineral properties (producing)	272,222	156,876	115,346
Mineral properties (non-producing)	111,916	55,757	56,159
	$852,406	$524,990	$327,416

Included in plant and equipment is $23,922,000 of assets under construction and currently not being amortized.

Non-producing mineral properties include acquisition costs for the Young-Davidson property and certain mining and exploration rights in Australia. From July 2009 onwards, non-producing mineral properties also include development costs related to the Young-Davidson property, which have been capitalized as a result of a positive Pre-feasibility Study. The study established proven and probable reserves and demonstrated the economic feasibility of the project. Costs recorded in non-producing mineral properties are not currently being amortized.

Included in non-producing mineral properties is $2,438,000 of capitalized interest costs incurred during the year ended December 31, 2010.

The Corporation tested the recoverability of its long-lived assets for potential impairment at December 31, 2010. The carrying value of the Corporation’s asset groups, the lowest level of assets and liabilities for which there are independent identifiable cash flows, was compared to the related undiscounted cash flows expected from the use and eventual disposition of the corresponding assets and liabilities. The undiscounted cash flows are based on detailed mine plans, which incorporate management assumptions and estimates of revenues and related costs.

Significant assumptions for Kemess South included copper prices of $3.50/lb to $4.25/lb and gold prices of $1,300/oz to $1,350/oz for 2011, which reflect the short remaining life of the mine. The Corporation also made an estimate of the disposal value of its plant and equipment based on the most recent third-party valuation reports and the latest market conditions. The Corporation concluded that no charge for impairment was required. Actual future results may differ from the assumptions made by the Corporation.

Northgate Minerals Corp.
Annual Report 2010

The Corporation also tested the recoverability of the long-lived assets of the Fosterville and Stawell mines. Significant assumptions for the Australian operations included a gold price of A$1,350/oz for 2011, A$1,300/oz for 2012 to 2013, A$1,250 for 2014 to 2015 and A$1,200/oz thereafter, recognizing the longer term nature of these asset groups. The Corporation also estimated the revenues and costs related to the conversion of a portion of resources to reserves over the life of the mines. The Corporation concluded that no charge for impairment was required for Stawell. However, the carrying value of the long-lived assets of Fosterville exceeded their undiscounted cash flows over the life of the mine. Accordingly, the Corporation wrote down the carrying value of the assets to their fair value. The Corporation calculated the fair value by discounting the estimated cash flows expected from the use and eventual disposition of the assets and applying a multiple to the discounted cash flows. The discount rate and multiple used in the determination of fair value was 6.5% and 1.0x. Consequently, an impairment charge of $76,936,000 for Fosterville was recorded in earnings for the year ended December 31, 2010 (2009 – $83,486,000). Actual future results may differ from the assumptions made by the Corporation.

The Corporation acquired a number of exploration tenements via the Perseverance acquisition in 2008. Management regularly reviews the Corporation’s tenement holdings to ensure current and future exploration activities are consistent with the strategic plan for the Corporation’s Australian assets. As a result of the review in 2010, certain tenements were returned to the state of Victoria and a write-down equal to the carrying value of these tenements of $3,475,000 was recorded for the year ended December 31, 2010 (2009 – $1,363,000).

Note 7     Investments

The Corporation’s investment portfolio comprises the following:

	2010	2009
Auction rate securities (“ARS”)	$36,003	$37,702
Other	516	299
	$36,519	$38,001

At December 31, 2010, Northgate continued to hold auction rate securities (“ARS”), which are floating rate debt securities marketed by financial institutions with auction reset dates at 7, 28, or 35-day intervals to provide short-term liquidity. The ARS held by the Corporation as of December 31, 2010 had a par value of $72,600,000. Beginning in August 2007, auctions for these ARS began to fail, and shortly thereafter attempts to conduct such auctions generally ceased. For the past several years, these securities could not be readily converted to cash for use by the Corporation to make capital investments or for other business purposes, although the underlying payment and other obligations of the original issuers of these securities remained intact, and these issuers or their guarantors continued to make regular interest payments to the Corporation. All ARS held by the Corporation were purchased on its behalf by Lehman Brothers Inc. (“Lehman Brothers”), acting in its capacity as broker agent of the Corporation using the limited discretion conferred on it. Based on representations from Lehman Brothers, the Corporation had believed that the securities conformed to its internal investment management policy.

On July 3, 2008, Northgate filed a Statement of Claim with the Financial Industry Regulatory Authority (“FINRA”) in New York, a self-regulatory organization with jurisdiction over customer-broker disputes, regarding alleged mishandling of the Corporation’s investment account (including the unauthorized purchase of auction rate securities) by Lehman Brothers. The Corporation has alleged that Lehman Brothers’ inappropriate conduct constituted, among other things, breach of contract, breach of fiduciary duty, fraudulent misrepresentation and abuse of discretionary authority. Lehman Brothers filed for bankruptcy in September of 2008. In order to preserve its right to claim against the Lehman Brothers estate at the appropriate stage of the bankruptcy administrative process, the Corporation has filed the necessary bankruptcy proofs of claim with the appropriate authorities in the US. The Corporation continues to work with its US legal counsel to collect and analyze additional information regarding the Lehman Brothers estate so as to be able to make an informed determination regarding a prudent course of action going forward.

Northgate Minerals Corp.
Annual Report 2010

Notes to Consolidated Financial Statements

Following the bankruptcy of Lehman Brothers, the Corporation retained an independent valuator (the “Valuator”) to assist with management’s assessment of the fair value of its ARS investments. The Valuator considered several factors in making such assessment, including the probability of future defaults by the respective issuers, the potential impact of recent events in the global financial markets, the relative seniority of each security within the capital structure of the relevant issuer, the credit position of financial guarantors and the value of investments and reserves held by the respective issuers.

The estimated fair value of the Corporation’s ARS holdings at December 31, 2010 was $36,003,000, which reflects a $1,699,000 decline from the estimated fair value of $37,702,000 at December 31, 2009. The Corporation recognized an other than temporary impairment of $374,000 for the year ended December 31, 2010 (2009 – $10,979,000), largely related to the further decline in value on the ARS investments issued by derivative product companies (companies involved in the issuance of credit default swaps). The conclusion for an other than temporary impairment is based on a variety of factors, including the very substantial decline in the estimated fair value of individual investments over an extended period, downgrades in issuer credit ratings, the absence of default insurance and continuing adversity in the credit and capital markets.

The Corporation assessed the overall decline in the estimated fair value related to its other holdings of Regulation XXX auction rate securities and concluded that the decline is temporary. The Corporation considered the fact that these particular securities have a lower probability of future default, continue to make interest payments, are insured by monoline insurance companies with a stable financial outlook and continue to maintain a credit rating above investment grade. Management also considered the senior rank of its holdings in the capital structures of the respective issuers and the fiduciary obligation of the major insurance companies who own the Regulation XXX entities as factors that improve the likelihood that these investments might eventually return to par value.

The Corporation believes that, based on its cash and cash equivalents balance of $334,840,000 at December 31, 2010 and expected operating cash flow, the illiquidity and impairment of its ARS investments will not have a material impact on the Corporation’s ability to carry on its business. Subsequent to year-end, the Corporation sold its entire portfolio of ARS investments (note 21).

Note 8     Short-Term Loan

Subsequent to the ARS investments of the Corporation becoming illiquid, management of the Corporation received from Lehman Brothers a short-term loan collateralized by the ARS held in the Corporation’s investment account managed by Lehman Brothers, pursuant to a Client Agreement between Lehman Brothers and Northgate dated October 18, 2007 (the “Short-Term Loan”). As of December 31, 2010, the principal outstanding on the Short-Term Loan was $40,161,000 (2009 – $41,515,000). The Short-Term Loan matured on June 6, 2008 and has been classified as a current liability. Subsequent to year-end, the Corporation used the proceeds from the sale of its entire portfolio of ARS investments to repay the outstanding balance of the Short-Term Loan (note 21).

Note 9     Equipment Financing Obligations

The Corporation has entered into equipment financing agreements to finance the purchase of certain mining equipment. The financing arrangements have remaining terms ranging from one to five years with interest rates ranging from 5.50% to 9.95% and are secured by a charge over the financed assets.

Future principal payments on equipment financing arrangements as of December 31, 2010 are as follows:

2011	$7,945
2012	4,792
2013	2,649
2014	1,982
2015	1,340
$18,708

Northgate Minerals Corp.
Annual Report 2010

Note 10     Convertible Senior Notes

In October 2010, the Corporation completed a public offering of $170,000,000 convertible senior notes, including the exercise of a $20,000,000 over-allotment option by the underwriters. The notes are due on October 1, 2016 and will pay interest semi-annually at a rate of 3.50% per annum with the first interest payment due on April 1, 2011.

Holders of the convertible senior notes may, within specified time periods, convert their notes prior to July 1, 2016 under the following circumstances: (1) the closing sale price of Northgate’s common shares exceeds 130% of the conversion price for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the immediately preceding quarter; (2) the trading price per $1,000 principal amount of the convertible notes is equal to or less than 97% of the product of the closing sale price of Northgate’s common shares and the applicable conversion rate; (3) the convertible notes are called for redemption by the Corporation; (4) upon the occurrence of specified corporate transactions; and (5) a “delisted event” occurs and is continuing. In addition, the notes will be unconditionally convertible at the option of the holder from July 1, 2016 to the business day immediately preceding the maturity date of the notes.

The initial conversion rate is 244.9780 common shares per $1,000 principal amount of notes, which represents an initial conversion price of approximately $4.08 per common share. The conversion rate, and thus the conversion price, will be subject to adjustment in certain circumstances. Northgate may, in lieu of delivery of common shares upon conversion of all or a portion of the convertible notes, elect to pay cash or a combination of cash and common shares.

The Corporation received net proceeds totalling $163,419,000 from the offering of the convertible senior notes, net of transaction costs of $6,581,000. Of the net proceeds, $129,942,000 was allocated to the liability based on the fair value of similar debt instruments without an associated conversion option. The fair value was calculated as the net present value of the Corporation’s contractual obligation to make principal and interest payments, discounted at 8.00%, being the market interest rate on similar borrowings but without the conversion feature. The remaining portion of the net proceeds of $33,477,000, plus future income taxes of $355,000 related to transaction costs recorded in equity, was allocated to the conversion feature and recorded in shareholders’ equity.

For the year ended December 31, 2010, interest of $2,728,000 in relation to the convertible notes has been recorded at the effective interest rate of 8.71% . Interest cost on the convertible notes, net of interest income earned on unused funds, has been capitalized to mineral property, plant and equipment.

The effect of outstanding convertible senior notes was anti-dilutive for the year ended December 31, 2010 and therefore excluded from the computation of diluted net earnings per share.

Note 11     Other Long-Term Liabilities

	2010	2009
Unrealized loss on copper forward contracts (note 15)	$—	$2,721
Accrued severance costs	—	3,888
Provision for long-service leave	2,424	1,488
Other	379	898
	$2,803	$8,995

Accrued severance costs are comprised of severance and retention payments accrued for Kemess South employees. On April 8, 2008, a new three-year collective agreement (the “Agreement”) was ratified by the International Union of Operating Engineers Local 115, which represents the 300 production and maintenance employees at Kemess South. The Agreement includes an enhanced severance package, which provides for a lump-sum payment to an employee who remains at Kemess South until the employee’s last scheduled shift. The payment is based on an employee’s service years as calculated at the time of the last shift.

In 2008, the Corporation also communicated details of a severance package to salaried Kemess South employees. The package provides for a lump-sum payment to a salaried employee who remains at Kemess South until the close of the mine. The payment is based on an employee’s service years as calculated at the time of the employee’s termination date.

Northgate Minerals Corp.
Annual Report 2010

Notes to Consolidated Financial Statements

The Corporation is recognizing all estimated severance and retention liabilities in earnings ratably over the service period. As at December 31, 2010, all accrued severance and retention costs have been classified as a current liability and included in accounts payable and accrued liabilities.

The Corporation’s Australian employees are entitled to 13 weeks of long-service leave for every 10 years of service in accordance with Australian legal requirements. The obligation is accrued and expensed over the 10-year period.

Note 12     Site Closure and Reclamation Obligations

Provisions for site closure and reclamation costs are based principally on legal and regulatory requirements established by various government agencies in Canada and Australia. Under current regulations, the Corporation is required to meet performance standards to minimize the environmental impact from its operations and to perform site restoration and other closure activities at its mining and development sites. The exact nature of environmental remediation requirements that may be encountered in the future, if any, cannot be predicted with certainty, because environmental requirements currently established by government agencies may change.

	2010	2009
Kemess South mine	$35,581	$37,363
Fosterville Gold mine	5,543	4,530
Stawell Gold mine	5,305	5,081
Young-Davidson property	1,484	516
	47,913	47,490
Less current portion	22,460	23,501
	$25,453	$23,989
Estimated undiscounted cash flows used to determine the total liability	$57,813	$52,373

Expenditures for Kemess South are expected to take place primarily from 2011 to 2014 with some expenditures, such as monitoring, to continue afterwards. The credit-adjusted risk-free rate at which the estimated future cash flows have been discounted is 5.33% and the inflation rate used to determine future expected costs is 2.00% .

Expenditures at Fosterville and Stawell are expected to be spent primarily from 2011 to 2015 with some expenditures, such as monitoring, to continue afterwards. The inflation rate used to determine future expected costs in Australia is 3.00% . The credit-adjusted risk-free rate at which the estimated future cash flows have been discounted is 5.70% at Fosterville and 4.67% at Stawell.

The respective discount rates were determined by using an appropriate measure for the risk-free rate in each country in which the Corporation operates, plus a risk premium reflective of the Corporation’s credit profile when the liability was recognized.

A reconciliation of total provision for site closure and reclamation obligation is as follows:

	2010	2009
Balance at the beginning of the year	$47,490	$46,269
Effect of change in estimated future cash flows	15,721	420
Site closure and reclamation costs paid	(20,633)	(11,089)
Accretion expense	1,677	3,253
Effect of foreign exchange	3,658	8,637
Balance at the end of the year	$47,913	$47,490

Northgate Minerals Corp.
Annual Report 2010

In 2010, the Corporation revised the undiscounted estimate for mine-site closure and reclamation costs at Kemess South, Young-Davidson, Stawell and Fosterville. Accordingly, the amounts recorded for the obligation and the related asset were increased.

At December 31, 2010, the Corporation had security bonds totalling Cdn$29,575,000 (2009 – Cdn$18,659,000) posted in connection with its reclamation permit for Kemess South and Young-Davidson (note 5).

At December 31, 2010, the Corporation also had cash deposits of A$10,460,000 (2009 – A$10,523,000) as security against performance guarantees relating to the future reclamation of Fosterville and Stawell (note 5). During 2010, the Corporation and the Department of Primary Industries (“DPI”) of the state of Victoria reviewed the current closure plan for Stawell, which will impact the amount of performance guarantee required to be posted with the DPI. While the updated closure plan and its impact on the closure bonding had not been finalized at December 31, 2010, management has estimated that a further A$1,500,000 will be required in additional security.

Note 13     Capital Management

The Corporation’s objective when managing capital is to maintain a strong capital base to ensure investor, creditor and market confidence and to sustain future development and growth. The Corporation considers capital to be equity and long-term debt. The Corporation sets the amount of capital in proportion to risk by managing the capital structure and making adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Corporation may issue new shares or seek debt financing. The Corporation has implemented a rigorous planning and budgeting process to determine the funds necessary to ensure it has the liquidity to meet its operating requirements and growth objectives. In assessing liquidity, the Corporation takes into account its expected cash flows from operations and its cash and cash equivalent holdings.

The Corporation is subject to certain restrictions by third parties and is required to maintain a margin account with respect to its copper forward contracts, which may require further deposits based on copper prices. There were no margin requirements at December 31, 2010 and 2009.

The Corporation’s Short-Term Loan, secured by the ARS investments, and convertible senior notes require debt service payments from time to time (note 8 and note 10). The Corporation’s site closure plans require the Corporation to post closure bonds and deposits from time to time. Estimated future costs of reclamation are accrued as an asset retirement obligation and posted bonds are recorded in other assets.

Neither the Corporation nor any of its subsidiaries are subject to any other externally imposed capital requirements such as loan covenants or capital ratios.

There were no changes to the Corporation’s approach to capital management during the year ended December 31, 2010.

Note 14     Shareholders’ Equity

A.     Authorized Share Capital

100,000,000,000,000 Class A preference shares, without par value, of which 100,000,000,000 have been designated Series I and 100,000,000,000 as Series 2.

100,000,000,000,000 Class B preference shares, without par value.

100,000,000,000,000 common shares, without par value.

Northgate Minerals Corp.
Annual Report 2010

Notes to Consolidated Financial Statements

B.     Employee Stock Option Plan

The Corporation has a stock option plan pursuant to which it can issue up to 14,000,000 common shares to directors, officers, employees and service providers. Stock options are granted at the discretion of the Compensation and Corporate Governance Committee, acting on behalf of the Board, at exercise prices based on the closing market price of the Corporation’s common shares on the date immediately prior to the grant of the stock options. Each option will be for a term of not less than seven years, with vesting of 20% on the date of grant and 20% on the anniversary date of the grant over the next four years. Options may not be granted with exercise periods longer than ten years. At December 31, 2010, 4,288,350 stock options were available for issue under the plan.

The continuity of options granted and outstanding under the stock option plan is as follows:

	2010		2009
		Average Exercise		Average Exercise
	Number	Price (Cdn$)	Number	Price (Cdn$)
Balance, beginning of year	6,325,850	$2.49	5,758,500	$2.92
Granted	2,110,000	3.55	1,616,000	1.06
Exercised	(941,650)	2.54	(364,600)	2.10
Cancelled	(152,000)	2.85	(684,050)	3.24
Balance, end of year	7,342,200	$2.78	6,325,850	$2.49
Exercisable	4,001,700	$2.79	3,525,800	$2.72

Details of the options outstanding as at December 31, 2010, are as follows:

Outstanding Options				Exercisable Options
Exercise	Number of	Weighted Average	Weighted Average	Number of	Weighted Average
Price (Cdn$)	Options	Remaining Life (years)	Exercise Price (Cdn$)	Vested Options	Exercise Price (Cdn$)
$0.69 – $0.90	40,000	4.87	$0.82	24,000	$0.82
$0.91 – $1.78	1,364,000	5.01	1.03	471,400	1.04
$1.79 – $1.84	550,000	1.08	1.79	550,000	1.79
$1.85 – $2.65	991,600	2.56	2.55	911,600	2.58
$2.66 – $4.07	4,396,600	4.73	3.52	2,044,700	3.58
	7,342,200	4.21	$2.78	4,001,700	$2.79

During the year ended December 31, 2010, the Corporation recognized a stock-based compensation expense of $2,727,000 (2009 – $1,255,000) based on the fair value of options granted and vested during the year. The amount recognized as an expense is net of $231,000 of stock-based compensation capitalized to mineral property, plant and equipment related to the development of Young-Davidson. The weighted average fair value of options granted in 2010 was Cdn$2.14 per share (2009 – Cdn$0.61) . The fair value of share options was estimated using the Black-Scholes option-pricing model with the following assumptions:

	2010	2009
Risk-free interest rate	3.28%	2.30%
Annual dividend rate	—	—
Expected stock price volatility	67%	64%

The expected life of the options used in the option-pricing model was estimated to be five years based on historical experience.

For purposes of the fully diluted earnings per share calculations, all outstanding options were excluded from the calculation of the weighted average number of shares outstanding, as they were anti-dilutive.

Northgate Minerals Corp.
Annual Report 2010

C.     Employee Share Purchase Plan (“ESPP”)

The ESPP is available to all full-time employees of the Corporation in Canada. Under the terms of the ESPP, each full-time employee can buy treasury shares up to 5% of their base salary at the current market price and the Corporation will contribute additional shares equal to 50% of the employee’s contribution. During the year ended December 31, 2010, the Corporation recognized $225,000 (2009 – $212,000) in stock-based compensation expense associated with the ESPP.

D.     Equity Offering

On September 30, 2009, the Corporation issued 34,300,000 common shares to a syndicate of underwriters on a bought deal basis at a price of Cdn$2.92 per share for proceeds of $89,306,000, net of transaction costs of $4,106,000.

Note 15     Financial Instruments

Financial Risk Management

The Corporation has exposure to credit risk, liquidity risk and market risk from its use of financial instruments.

Credit Risk

Credit risk is the risk of potential loss to the Corporation if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Credit risk arises principally from the Corporation’s cash and cash equivalents, restricted cash, receivables and investment securities. It may also arise on the Corporation’s copper forward and other derivative contracts.

In general, the Corporation manages its credit exposure with respect to operational matters by transacting only with reputable, highly-rated counterparties. The Corporation monitors the financial condition of its customers and counterparties to contracts.

Gold doré produced in Australia is sold exclusively to Western Australia Mint, which is wholly-owned by the government of Western Australia. The Corporation believes there are other buyers in the marketplace that would buy the production under approximately the same financial terms. Concentrate produced at Kemess South is sold under a contract to Xstrata Canada Corporation (“Xstrata”), a wholly-owned subsidiary of the publicly traded international mining company, Xstrata plc. Kemess South gold-copper concentrate is of a quality that is readily saleable to a number of smelters under current market conditions. In the event that Xstrata is unable to purchase the Kemess South concentrate, it could be sold to other smelters once appropriate logistical arrangements were put in place.

The Corporation may also be exposed to credit risk on its copper forward contracts to the extent that the counterparty, Mitsui Bussan Commodities Ltd. (“Mitsui”), fails to meet its contractual obligation. The Corporation has mitigated this risk by obtaining a guarantee from Mitsui’s parent company, Mitsui and Co., Ltd. of Japan.

The Corporation limits its exposure to credit risk on investments by investing only in securities rated AAA by credit rating agencies such as S&P and Moody’s. Management continuously monitors the fair value of its investments, including its investments in ARS (note 7), to determine potential credit exposures. Any credit risk exposure on cash and cash equivalents is considered negligible as the Corporation places deposits only with major established banks and their subsidiaries in the countries in which it operates. Excess cash is invested in R1/P1/A1 rated investments including direct obligation commercial paper, bankers’ acceptances and other highly rated short-term investment instruments, which are recorded as cash and cash equivalents.

Northgate Minerals Corp.
Annual Report 2010

Notes to Consolidated Financial Statements

As at December 31, the Corporation’s gross credit exposure is as follows:

	2010	2009
Cash and cash equivalents	$334,840	$253,544
Trade and other receivables	54,996	26,396
Restricted cash (included in other assets) (note 5)	40,441	27,544
ARS (note 7)	36,003	37,702
	$466,280	$345,186

Liquidity Risk

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages this risk such that it will have the ability to discharge its liabilities when due, both under normal and stressed conditions, without incurring significant losses or risking damage to the Corporation’s reputation.

The Corporation uses detailed cash forecasts to ensure cash is available to discharge its obligations when they come due. Cash needed for this purpose is invested in highly liquid investments.

Significant cash commitments are as follows:

	1 Year	2–3 Years	4–5 Years	6+ Years	Total
Accounts payable and accrued liabilities	$77,100	$—	$—	$—	$77,100
Severance and long service leave [1,2]	16,442	347	1,105	2,240	20,134
Equipment financing obligations (including interest)	8,950	8,249	3,488	—	20,687
Operating leases	827	473	53	—	1,353
Unrealized loss on copper forward contracts [3]	16,561	—	—	—	16,561
Short-Term Loan [4]	40,161	—	—	—	40,161
Convertible senior notes (including interest)	5,950	11,900	11,900	175,950	205,700
Asset retirement obligations [5]	23,657	5,177	18,322	10,657	57,813
Other liabilities	448	88	88	412	1,036
Closure bonding requirements (note 12)	1,535	—	—	—	1,535
	$191,631	$26,234	$34,956	$189,259	$442,080

[1]	The estimated severance liability will be recognized ratably over the estimated period of service. As at December 31, 2010, accrued severance of $6,192,000 has been recognized in accounts payable and accrued liabilities.
[2]	The provision for long service leave included above is undiscounted. As at December 31, 2010, accrued long service leave of $9,658,000 has been recognized in accounts payable and accrued liabilities, and $2,424,000 has been recognized in other long-term liabilities.
[3]	The unrealized loss on copper forward contracts included above is undiscounted. As at December 31, 2010, an unrealized loss of $16,435,000 on copper forward contracts has been recognized in accounts payable and accrued liabilities.
[4]	The Short-Term Loan is secured by Northgate’s ARS investments (note 8). This amount included above represents the principal amount only. The loan bears interest at LIBOR plus 100 basis points.
[5]	The asset retirement obligations included above are undiscounted. The Kemess South and Young-Davidson portion of the asset retirement obligation is backed by Cdn$29,575,000 in security bonds included in other assets. The Fosterville and Stawell portion is backed by A$10,460,000 in security bonds also included in other assets.

Market Risk

Market risk is the risk that changes to commodity prices, foreign exchange rates or interest rates will affect the Corporation’s income or the value of its financial instruments. The Corporation manages this risk by executing strategies to limit excessive exposure to the extent possible while optimizing the return on investments designed to mitigate such risks.

Commodity Price Risk – The Corporation is exposed to commodity price risk through the price of gold and copper and also through various input prices such as fuel, steel and electricity. The Board has established a Finance Committee, which assists management in the identification and analysis of price risks and potential strategies to mitigate this risk.

Northgate Minerals Corp.
Annual Report 2010

The Corporation reviews major input prices on a regular basis and may enter into long-term contracts to mitigate the price volatility.

The Corporation monitors the price of the commodities it produces and considers the risk exposure to fluctuating prices. In managing that risk, the Corporation is cognizant that investors generally seek exposure to the underlying commodities, particularly gold, through their investment.

All of the Corporation’s future gold production is unhedged and is fully exposed to future price movements.

The Corporation has entered into forward sales contracts with Mitsui to fix the price of copper for certain future production. A total volume of 7,725 tonnes of copper were sold forward using London Metals Exchange (“LME”) contracts as at December 31, 2010. These contracts mature from January 2011 through April 2011 at an average forward price of Cdn$3.37 per pound. The Corporation also entered into separate forward purchase contracts with Mitsui to repurchase in US dollars, over the same period, its forward sales position at the difference between the monthly average LME prices in the month of settlement and the forward price of Cdn$3.37. The volume of forward sales and purchases in each future contract month match the expected future pricing periods for copper in concentrate to be delivered to Xstrata under a concentrate sales agreement. The copper forward sales and purchase contracts are being recognized on a mark-to-market basis in net earnings. The fair value of these contracts at December 31, 2010 was a liability of $16,435,000, which is included in accounts payable and accrued liabilities.

At December 31, 2009, the Corporation sold forward 17,375 tonnes of copper at an average forward price of Cdn$3.31 per pound maturing between April 2010 and April 2011. The fair value of these contracts was a liability of $8,228,000 at December 31, 2009, of which $5,507,000 was included in accounts payable and accrued liabilities and $2,721,000 was included in other long-term liabilities.

In 2009, the Corporation closed out all copper forward sales contracts that were outstanding at December 31, 2008 for net proceeds of $7,689,000.

A change of $0.05 per pound in the forward price of copper would have changed the fair value of the outstanding contracts as at December 31, 2010 and, consequently, earnings before income taxes, by $846,000 (2009 – $1,839,000).

Gold and copper sales agreements include provisions where final prices are determined by quoted market prices in a period subsequent to the date of sale. Revenue and the related receivables are based on forward prices for the expected date of final settlement. These financial assets are therefore exposed to movements in the commodity price. A change of $0.05 per pound in the price of copper would have changed the related receivable as at December 31, 2010 and earnings before income taxes by $694,000 for the year ended December 31, 2010 (2009 – $505,000). A $10 per ounce change in the price of gold would have changed the related receivable as at December 31, 2010 and earnings before income taxes by $133,000 for the year ended December 31, 2010 (2009 – $320,000).

Foreign Currency Risk – The Corporation is exposed to foreign currency risk on its financial assets and liabilities denominated in Canadian dollars. Movements in the Canadian dollar relative to the US dollar will have an impact on future earnings.

The Corporation’s financial assets and liabilities denominated in Canadian dollars are as follows:

	2010	2009
Cash and cash equivalents	Cdn$ 238,929	Cdn$ 180,819
Trade and other receivables	17,391	391
Equity investments	513	313
Restricted cash (included in other assets)	29,575	18,659
Accounts payable and accrued liabilities	(47,070)	(20,509)
Equipment financing obligations	(8,597)	—
Income taxes receivable (payable)	2,224	(30,765)
	Cdn$ 232,965	Cdn$ 148,908

Northgate Minerals Corp.
Annual Report 2010

Notes to Consolidated Financial Statements

A 10% strengthening or weakening of the United States dollar against the Canadian dollar as at December 31, 2010 would have decreased or increased earnings before income taxes by $23,423,000 for the year ended December 31, 2010 (2009 – $14,228,000). This analysis assumes that all other variables remain constant.

Interest Rate Risk – The Corporation is exposed to interest rate risk on its Short-Term Loan, which bears interest at LIBOR plus 100 basis points.

A change of 50 basis points in the LIBOR rate for the year ended December 31, 2010 would have changed earnings before income taxes by $207,000 for the year ended December 31, 2010 (2009 – $214,000). This assumes all other variables, in particular foreign currency rates, remain constant.

Fair Values

The carrying values of cash and cash equivalents, accounts receivable, restricted cash, and accounts payable and accrued liabilities approximate fair values due to their short terms to maturity or ability to readily convert to cash. The carrying value of the short-term credit facility approximates its fair value as it bears interest based on market rates of interest. The carrying values of equipment financing obligations are not materially different from their fair values.

The fair value of the debt component of the Corporation’s convertible senior notes as at December 31, 2010 is $137,800,000, calculated as the net present value of the Corporation’s contractual obligation to make principal and interest payments. The discount rate used is 8.00%, being the market interest rate on similar borrowings but without the conversion feature.

The fair value of investments in equity securities classified as available for sale is determined using bid prices at the balance sheet date with any unrealized gains or losses recognized in other comprehensive income. The fair value of ARS investments is determined based on a third-party valuation and other observable and unobservable variables (note 7).

Commodity contracts are valued by determining the difference between contractual forward rates and the current forward prices for the residual maturity of the contracts. When in a gain position, the fair value of the commodity contracts is determined by discounting the expected future cash flows to the balance sheet date using the LIBOR rate at that date for the expected period to the settlement of these contracts, plus an amount representing the risk premium of the counterparty. When in a loss position, a spread representing the risk premium of the Corporation is added to LIBOR for the discounting of the expected future cash flows. The change in fair value of the forward contracts recognized in the results from operations was a loss of $13,768,000 for the year ended December 31, 2010 (2009 – loss of $37,674,000) and has been included in revenue.

The following table outlines the Corporation’s financial assets and liabilities measured at fair value by level within the fair value hierarchy described below. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value at December 31, 2010
	Total	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	$334,840	$334,840	$—	$—
Metals receivable	36,345	—	36,345	—
Auction rate securities	36,003	—	—	36,003
Equity investments	515	515	—	—
Liabilities:
Unrealized loss on copper hedges	16,435	—	16,435	—

Northgate Minerals Corp.
Annual Report 2010

Level 1 –	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 –	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 –	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The Corporation’s cash instruments are valued using quoted market prices in active markets, and therefore are classified as Level 1.

The Corporation recognizes revenue from the sale of its concentrate upon transfer of title and delivery, which usually occurs on receipt of the provisional payment from the buyer. The provisional payment is based on average metal prices from the previous month. The final prices of concentrate sales are determined by quoted market prices in a period subsequent to the date of sale. At period-end, the Corporation revalues its unsettled revenues using quoted forward rates based on the month of expected settlement. Because the inputs are derived from observable market data, concentrate receivables and payables are classified as Level 2.

The Corporation’s ARS are valued using a valuation technique that incorporates a number of variables, including the probability of future defaults, the potential impact of events in the global financial markets, the relative seniority of each auction rate security within the capital structure of the issuer, the credit circumstances of the financial guarantors, and the value of investments and reserves held by the issuers. Since there is not an active market for ARS and the securities have little price transparency, they are classified as Level 3.

The Corporation’s equity investments are classified as Level 1 as they are valued based on quoted bid prices in active markets.

The Corporation’s copper forward contracts are valued based on current forward prices for the residual maturity of the contracts and, when in a gain position, discounted using the 12-month LIBOR rate plus a risk premium for the counterparty, and, when in a loss position, at the 12-month LIBOR plus a risk premium for the Corporation. Because the inputs are derived from observable market data, the copper forward contracts are classified as Level 2.

A summary of the changes in the fair value of the Corporation’s Level 3 financial assets (ARS) for the years ending December 31 are as follows:

	2010	2009
Balance, beginning of year	$37,702	$39,291
Increase in fair value (temporary impairment) recorded in accumulated other comprehensive income	(1,325)	4,982
Other than temporary impairment recognized in earnings [1]	(374)	(6,571)
	$36,003	$37,702

[1]	For the year ended December 31, 2009, total other than temporary impairment recognized in earnings was $10,979,000, which included $4,408,000 that had been previously recognized in accumulated other comprehensive income.

There were no transfers between Level 1 and Level 2 of the fair value hierarchy and no transfers in or out of Level 3 of the hierarchy during the year ended December 31, 2010 and 2009.

Note 16     Income Taxes

Total income tax expense for the year ended December 31, 2010 was $15,377,000 (2009 – $5,154,000) and was allocated as follows:

	2010	2009
Income tax expense recorded in net earnings	$15,732	$6,719
Income tax benefits recorded in shareholders’ equity	(355)	(1,565)
	$15,377	$5,154

Northgate Minerals Corp.
Annual Report 2010

Notes to Consolidated Financial Statements

Income tax expense recognized in net earnings differs from the amount, which would result from applying the statutory Canadian income tax rate for the following reasons:

	2010	2009
Loss before taxes	$(55,972)	$(42,787)
Canadian income tax rate	28.50%	30.00%
Tax recovery based on statutory income tax rate	(15,952)	(12,836)
Expenses not deductible or income not taxable	(104)	3,599
Investment tax credit	(207)	(1,070)
Change in valuation allowance, tax rates and other items	33,968	17,104
Difference in tax rates in foreign jurisdictions	(1,601)	—
Effect of foreign exchange	(2,129)	(2,904)
Mining taxes	1,757	2,826
Income tax expense	$15,732	$6,719

The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities are presented as follows:

	2010	2009
Future income tax assets
Non-capital loss carry forwards and other deductions	$46,446	$31,189
Net capital loss carry forwards	27,033	26,037
Reclamation liabilities	10,025	10,644
Employee provisions	5,274	3,784
Accrued liabilities	—	3,825
Unrealized loss on copper forward contracts	4,375	2,360
British Columbia mineral tax deductions	—	12,230
Financing costs	1,385	2,063
Mineral property, plant and equipment	86,769	45,177
Other	2,730	1,060
Future income tax assets	184,037	138,369
Valuation allowance applied	(139,296)	(100,099)
Total future income tax assets	44,741	38,270
Future income tax liabilities
Mineral property, plant and equipment	(36,610)	(13,857)
Investment tax credits	(1,022)	(2,446)
Other	(3,452)	(2,786)
Total future income tax liabilities	(41,084)	(19,089)
Net future income tax asset	$3,657	$19,181
Allocated as follows:
Current portion of future income tax asset	$5,619	$5,541
Non-current portion of future income tax asset	9,381	14,507
Current portion of future income tax liability	—	(867)
Non-current portion of future income tax liability	(11,343)	—
Net future income tax asset	$3,657	$19,181

At December 31, 2010, the Corporation has approximately Cdn$172,188,000 of capital losses for Canadian tax purposes available indefinitely to reduce taxes payable on future capital gains.

The Corporation’s Australian subsidiaries have non-capital losses of approximately A$151,296,000 available for Australian income tax purposes, which can be carried forward indefinitely to reduce future taxable income.

Northgate Minerals Corp.
Annual Report 2010

Note 17     Segmented Information

The Corporation’s primary segment reporting basis is by individual mine as the assessment of performance and resource allocation decisions are made on the same basis. The Corporate segment includes costs incurred for corporate activity in both Canada and Australia, as well as revenues and costs that are not attributable to the individual mines for performance assessment. Hedging activity and exploration costs are also included in the Corporate segment as the decisions concerning these expenditures are approved at the Corporate level.

During the first quarter of 2010, the Corporation determined that the Young-Davidson project qualified as an operating segment and has restated the comparative information to conform to the current period presentation. In prior years, the operating results of Young-Davidson had been included in the Corporate segment.

The operating segment results for the year ending December 31, 2010 are as follows:

				Young-
	Kemess	Fosterville	Stawell	Davidson	Corporate	Total
Revenues	$287,642	$123,462	$87,711	$—	$(13,768)	$485,047
Depreciation and depletion	30,042	36,614	47,082	—	293	114,031
Exploration	2,270	9,955	6,350	2,952	602	22,129
Net interest expense (income)	(86)	290	420	—	(2,800)	(2,176)
Earnings (loss) from operations, before income taxes	71,681	(75,409)	(36,491)	(3,239)	(12,514)	(55,972)
Capital expenditures [1]	6,735	49,868	36,124	94,872	316	187,915
Mineral property, plant and equipment	43,294	60,201	144,714	117,989	885	367,083
Total assets	140,443	84,723	162,041	123,697	394,580	905,484

[1]	Capital expenditures include plant and equipment purchased outright and financed.

The operating segment results for the year ending December 31, 2009 are as follows:

				Young-
	Kemess	Fosterville	Stawell	Davidson	Corporate	Total
Revenues	$337,052	$100,140	$85,515	$—	$(37,731)	$484,976
Depreciation and depletion	40,193	30,168	33,380	39	346	104,126
Exploration	55	6,153	3,802	4,022	605	14,637
Net interest expense (income)	(31)	387	255	—	(2,191)	(1,580)
Earnings (loss) from operations, before income taxes	97,028	(79,861)	(6,035)	(4,013)	(49,906)	(42,787)
Capital expenditures [1]	7,553	36,075	33,350	7,697	55	84,730
Mineral property, plant and equipment	49,992	110,493	141,648	24,496	787	327,416
Total assets	129,270	115,785	152,777	25,484	318,363	741,679

[1]	Capital expenditures include plant and equipment purchased outright and financed.

Revenue per geographical region for the year ending December 31 is as follows:

	2010	2009
Canada	$273,874	$299,321
Australia	211,173	185,655
	$485,047	$484,976

Revenue for the years ended December 31, 2010 and 2009 include the effect of mark-to-market adjustments associated with forward contracts.

Northgate Minerals Corp.
Annual Report 2010

Notes to Consolidated Financial Statements

The Corporation has an agreement with Xstrata for the shipment and sale of Kemess’ gold-copper concentrate. The Corporation also has a sales arrangement with Western Australia Mint for gold doré bars produced at Fosterville and Stawell.

The mineral property, plant and equipment by geographical region are presented as follows:

	2010	2009
Canada	$161,528	$74,690
Australia	205,555	252,726
	$367,083	$327,416

Note 18     Other Income

For the year ended December 31, 2010, other income included a gain of $1,619,000 for an insurance settlement related to equipment that was damaged at Stawell in February 2010.

Note 19     Supplementary Cash Flow Information

Changes in non-cash working capital and other:

	2010	2009
Trade and other receivables	$(33,168)	$(13,408)
Income taxes receivable	3,130	6,837
Inventories	1,506	364
Prepaid expenses	912	(947)
Accounts payable and accrued liabilities	10,048	(8,558)
Income taxes payable	(29,395)	29,395
Settlement of forward contracts	(5,557)	7,689
Reclamation costs paid	(20,633)	(11,089)
	$(73,157)	$10,283

Supplementary information:

	2010	2009
Cash paid during the year for:
Interest	$2,160	$2,298
Income taxes	26,913	587
Non-cash transactions:
Purchase of mineral property, plant and equipment through financing arrangements	13,936	2,734
Mine construction financed by accounts payable and accrued liabilities	18,836	—
Insurance premiums financed by a loan facility	650	856
Investment tax credit recorded as a reduction to mineral property, plant and equipment	5,366	—
Interest capitalized to mineral property, plant and equipment	1,435	—
Accretion on convertible senior notes capitalized to mineral property, plant and equipment	1,293	—
Deferred transaction costs transferred to liability or equity	—	775
Future income tax benefits recorded directly in equity	354	1,565

Northgate Minerals Corp.
Annual Report 2010

Note 20     Commitments and Contingencies

For the year ended December 31, 2010, other income included a gain of $1,619,000 for an insurance settlement related to equipment that was damaged at Stawell in February 2010. As part of the insurance claim, the Corporation was required to issue an irrevocable purchase order to purchase new equipment. The purchase commitment was entered into in April 2010 at a purchase price of A$2,059,000.

In June 2010, the Corporation signed an Exploration and Option to Enter Joint Venture Agreement with Nevada Exploration Inc. (“NGE”) on NGE's Awakening Gold Project (the “Property”) in Humboldt County, Nevada. The Agreement grants Northgate the option to earn an initial 51% interest in the Property by spending $4,100,000 in exploration and making additional payments totalling $436,000 over five years. Northgate's exploration commitment in the first year is $500,000.

The Corporation’s interest in the Kemess South mine is subject to a 1.62% royalty on the value of payable metals produced.

Note 21     Subsequent Event

In February of 2011, Northgate sold 100% of the auction rate securities that it had held as investments since 2007. Northgate used the proceeds of $40,940,000 to repay the outstanding balance of the Short-Term Loan originally made by Lehman Brothers in 2007 in association with the investment account in which Northgate’s investments had been held (the “Account”). Northgate elected to sell the auction rate securities and repay the Short-Term Loan after Barclays confirmed to Northgate in February 2011 that the Short-Term Loan and the Account had been duly acquired by Barclays from Lehman Brothers as part of the court-approved purchase following the Lehman Brothers bankruptcy in September of 2008.

Note 22     Comparative Figures

To ensure comparability of financial information, certain comparative figures have been reclassified to conform to the presentation adopted in the current reporting period.

Northgate Minerals Corp.
Annual Report 2010

Five Year Comparative Summary

Thousands of US dollars, except share and per share data	2010	2009	2008	2007	2006
Revenue	$ 485,047	$ 484,976	$ 460,988	$ 337,546	$ 411,313
Cost of sales	322,558	300,800	310,934	226,933	224,584
Depreciation and depletion	114,031	104,126	67,290	34,140	35,591
Administrative and general	12,524	10,679	11,863	10,461	8,209
Interest income	(2,176)	(1,580)	(6,937)	(17,124)	(4,013)
Exploration	22,129	14,637	32,595	29,887	11,449
Currency translation losses (gains)	(8,614)	1,143	(6,830)	(6,704)	1,922
Accretion of site closure and reclamation costs	1,677	3,253	1,984	2,559	1,553
Writedown of mineral property	80,411	84,849	—	31,815	—
Writedown of auction rate securities	374	10,979	20,310	—	—
Other expense (income)	(1,895)	(1,123)	(10,691)	(7,820)	8,423
	541,019	527,763	420,518	304,147	287,718
Earnings (loss) before income taxes	(55,972)	(42,787)	40,470	33,399	123,595
Income tax recovery (expense)					
Current	1,309	(29,472)	(5,261)	(6,446)	(5,406)
Future	(17,041)	22,753	(24,489)	12,472	(11,447)
	(15,732)	(6,719)	(29,750)	6,026	(16,853)
Net earnings (loss) for the year	$ (71,704)	$ (49,506)	$ 10,720	$ 39,425	$ 106,742
Net earnings (loss) per share					
Basic	$ (0.25)	$ (0.19)	$ 0.04	$ 0.16	$ 0.50
Diluted	$ (0.25)	$ (0.19)	$ 0.04	$ 0.15	$ 0.48
Weighted average shares outstanding					
Basic	290,922,452	264,603,527	255,269,183	254,166,789	215,609,932
Diluted	290,922,452	264,603,527	255,453,093	255,257,756	222,892,929

Year-end Financial Highlights

	2010	2009	2008	2007	2006
Working capital	$ 271,731	$ 173,806	$ 21,947	$ 235,739	$ 297,957
Other assets	40,819	27,544	53,606	80,181	27,622
Mineral property, plant and equipment	367,083	327,416	357,725	121,337	159,299
Total assets	905,484	741,679	591,629	634,589	515,631
Shareholders' equity and capital securities	543,936	543,634	415,438	486,776	447,748
Common shares outstanding	291,856,984	290,688,386	255,717,071	254,452,862	253,700,033

Selected Quarterly Financial Data Thousands of US dollars, except per share data (unaudited)

Northgate Minerals Corp.
Annual Report 2010
Page 80

Mineral Reserves and Resources

Mineral Reserves – Proven & Probable

At December 31, 2010	Category	Quantity (tonnes)	Grades Gold (g/t)	Grades Copper (%)	Contained Minerals Gold (ounces)	Contained Minerals Copper (000s lbs)
Kemess South	Proven	3,495,000	0.24	0.12	27,000	9,247
Fosterville	Proven	446,000	7.19	n/a	103,000	n/a
	Probable	2,659,000	4.35	n/a	372,000	n/a
		3,105,000	4.76		475,000	
Stawell						
(underground)	Proven	254,000	3.69	n/a	30,000	n/a
(open pit)	Probable	452,000	1.96	n/a	28,000	n/a
(underground)	Probable	1,342,000	4.06	n/a	175,000	n/a
		2,048,000	3.55		234,000	
Young-Davidson						
(open pit)	Proven	3,793,000	1.60	n/a	195,000	n/a
(open pit)	Probable	2,388,000	1.69	n/a	130,000	n/a
(underground)	Proven	3,469,000	3.22	n/a	359,000	n/a
(underground)	Probable	22,740,000	2.92	n/a	2,135,000	n/a
		32,390,000	2.71		2,819,000	
Total Proven & Probable Reserves		**41,038,000**			**3,555,000**	**9,247**

Mineral Resources – Measured and Indicated

At December 31, 2010	Category	Quantity (tonnes)	Grades Gold (g/t)	Grades Copper (%)	Contained Minerals Gold (ounces)	Contained Minerals Copper (000s lbs)
Kemess Underground	Indicated	136,500,000	0.56	0.29	2,610,000*	861,000
Young-Davidson						
(underground)	Indicated	132,000	3.08	n/a	13,100	n/a
Fosterville						
(<100m from surface)	Measured	2,745,000	2.21	n/a	195,000	n/a
(<100m from surface)	Indicated	4,760,000	1.54	n/a	236,000	n/a
(>100m from surface)	Indicated	1,556,000	4.67	n/a	234,000	n/a
		9,061,000	2.28		665,000	
Stawell						
(<100m from surface)	Indicated	2,975,000	2.19	n/a	209,000	n/a
(>100m from surface)	Indicated	448,000	4.62	n/a	67,000	n/a
		3,423,000	2.51		276,000	
Total Measured & Indicated Resources		**149,116,000**			**3,564,000**	

* Includes silver contribution @ 55 ounces of silver to one ounce of gold.

Northgate Minerals Corp.
Annual Report 2010
Page 81

Mineral Resources – Inferred

At December 31, 2010	Category	Quantity (tonnes)	Grades: Gold (g/t)	Grades: Copper (%)	Contained Minerals: Gold (ounces)	Contained Minerals: Copper (000s lbs)
Kemess Underground	Inferred	6,000,000	0.42	0.22	90,000*	30,000
Young-Davidson						
(open pit)	Inferred	20,000	1.76	n/a	1,000	n/a
(underground)	Inferred	5,950,000	3.40	n/a	650,000	n/a
		5,970,000	3.40		651,000	
Fosterville						
(<100m from surface)	Inferred	2,379,000	1.70	n/a	130,000	n/a
(>100m from surface)	Inferred	3,044,000	4.77	n/a	467,000	n/a
		5,423,000	3.42		597,000	
Stawell						
(<100m from surface)	Inferred	25,000	2.30	n/a	2,000	n/a
(>100m from surface)	Inferred	680,000	4.97	n/a	109,000	n/a
		705,000	4.90		111,000	
Total Inferred Resources		**18,098,000**			**1,449,000**	

* Includes silver contribution @ 55 ounces of silver to one ounce of gold.

Northgate Minerals Corp.
Annual Report 2010
Page 82

Note to US Investors:

Note to Reserves and Resources

1. The terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable Mineral Reserve" used in this report are Canadian mining terms as defined in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000. The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource", and "Inferred Mineral Resource" used in this report are Canadian mining terms as defined in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. Mineral reserves and mineral resources for Kemess South and Young-Davidson have been estimated in accordance with the definitions contained in the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards and National Instrument 43-101.
2. Mineral reserves and mineral resources for Fosterville and Stawell have been estimated in accordance with the AusIMM JORC Code and have been reconciled to CIM Standards as prescribed by NI 43-101.
3. All mineral resources are exclusive of mineral reserves.
4. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
5. Mineral reserves and resources are rounded to 1,000 tonnes, 0.01 g/t gold and 1,000 ounces. Minor discrepancies in summations may occur due to rounding.
6. Mineral reserves were calculated using the following parameters:
   - **Kemess South:** Exchange rate Cdn$/US$1.03; gold price $1,300/oz; copper price $4.00/lb; and, silver price $15.00/oz. Operating assumptions were as follows: gold recovery 57.5%; copper recovery 77.8%; mining costs Cdn$1.20/tonne; milling costs Cdn$4.00/tonne; and, G&A costs Cdn$1.50/tonne.
   - **Young-Davidson:** Underground mineral reserves were estimated using an average long-term gold price of $725/oz (Cdn$853/oz). A 1.7 g/t gold cut-off grade was applied to the underground resource model for the sublevel cave and longhole shrinkage mining methods based on 15% dilution, mining costs of Cdn$21.74, process costs of Cdn$11.40, G&A costs of Cdn$2.75 and a gold recovery of 92.5%. A 2.3 g/t gold cut-off grade was applied to the longhole retreat mining method to account for the additional capital development and lower productivity of this mining method. The open pit gold cut-off considers ore-based operating costs of $12.11/tonne (processing and G&A), a gold recovery of 91%, a $0.68/tonne stockpile rehandle cost and royalty costs as appropriate. A 0.62 g/t cut-off was applied within royalty free claims, 0.68 g/t cut-off and 0.69 g/t cut-off applied to claims subject to royalty agreements. For open pit reserves, the following parameters were used: exchange rate Cdn$/US$1.00, gold price $1,200/oz, a 91.5% gold recovery and a Cdn$18.82/tonne open pit operating cost to estimate a breakeven cut-off of approximately 0.6 g/t gold. A minimum true thickness of approximately five metres was employed in defining the mineralized drill intercepts.
   - **Fosterville:** Gold price A$1,165/oz; cut-off grade applied was variable for underground ore depending on width, mining method and ground conditions; dilution of 5%-30% and mining recovery of 70%-100% were applied depending on mining method.
   - **Stawell:** Gold price A$1,165/oz; cut-off grade applied was variable for underground ore depending upon width, mining method and ground conditions. Wonga surface and Magdala surface above 130 mRL and above, a nominal 0.8 g/t gold cut-off was applied.
7. Mineral resources were calculated using the following economic parameters:
   - **Young-Davidson:** Mineral resources were estimated using an average long-term gold price of $750/oz (Cdn$806/oz). Underground mineralized wireframes constructed based on approximately a 1.70 g/t gold cut-off grade, a 1.3 g/t incremental cut-off grade and a minimum true thickness of three metres. Open pit mineralized wireframes constructed based on approximately a 0.60 g/t gold cut-off grade and a minimum true thickness of five metres.
   - **Kemess Underground:** Mineral resources were estimated using an average long-term exchange rate Cdn$/US$1.00, gold price of $1,100/oz, copper price of $ 2.80/lb and silver of $20.00/oz. Gold recoveries of 68% and copper recoveries of 90% were used.
   - **Fosterville:** Gold price A$1,250/oz; cut-off grade applied were 0.5 g/t gold for oxide, 1.0 g/t gold for near-surface sulphide (above 5050mRL) and 3.0 g/t gold for underground sulphide (below 5050mRL).
   - **Stawell:** Gold price A$1,250/oz; Wonga Surface and Magdala surface above 130 mRL and above, a nominal 0.8 g/t gold cut-off was applied.
8. Mineral reserve estimates were prepared by:
   - **Kemess South:** Gordon Skrecky, Chief Mine Geologist, Kemess mine. Mr. Skrecky is a member of the Association of Professional Engineers and Geoscientists of British Columbia and has over 24 years of experience in mineral resource estimation.
   - **Young-Davidson:** Underground mineral reserve estimates were prepared by Gary Taylor, Mining Manager, AMEC Americas Limited ("Amec"), Jay Melnyk, Principal Mining Manager, Amec, and Carl Edmunds, Exploration Manager, Northgate Minerals Corporation. Mr. Taylor is a member of the Association of Professional Engineers of Saskatchewan and the Association of Professional Engineers of the Province of Manitoba and has over 37 years of relevant geological experience. Mr. Melnyk is a member of the Association of Professional Engineers and Geoscientists of British Columbia and has over 20 years of relevant geological experience. Mr. Edmunds is a member of the Association of Professional Engineers, Geologists and Geophysicists of British Columbia and has 23 years of experience in mineral resource estimation. Open pit mineral reserve estimates were prepared by Jim Gray, GR Technical Services Ltd. Mr. Gray is a member of the Association of Professional Engineers and Geoscientists of the province of British Columbia, the Association of Professional Engineers, Geologists and Geophysicists of Alberta and the Canadian Institute of Mining and Metallurgy and has over 31 years of relevant engineering experience.
   - **Fosterville:** Ion Hann, Mining Manager, Northgate and Marcus Binks, Processing Manager, Northgate. Mr. Hann is a member of the Australasian Institute of Mining and Metallurgy and has over 20 years of relevant engineering experience. Mr. Binks is a member of the Australasian Institute of Mining and Metallurgy and has over 18 years of relevant metallurgical experience.
   - **Stawell:** Austin Hemphill, Mine Technical Superintendent, Northgate. Mr. Hemphill is a member of the Australasian Institute of Mining and Metallurgy and has over eight years of relevant engineering experience.
9. Mineral resource estimates were prepared by:
   - **Young-Davidson:** Carl Edmunds, Exploration Manager, Northgate.
   - **Kemess Underground:** Northgate's geological staff, which includes a number of individuals who are Qualified Persons as defined under NI 43-101 and under the supervision of Carl Edmunds, Exploration Manager, Northgate.
   - **Fosterville:** Simon Hitchman, District Exploration Geologist, Northgate and Paul Napier, Senior Mine Geologist, Northgate. Mr. Hitchman is a member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists and has over 24 years of relevant geological experience. Mr. Napier is a member of the Australasian Institute of Mining and Metallurgy and has 13 years of relevant geological experience.
   - **Stawell:** Mark Haydon, Geology Manager, Stawell Gold Mines. Mr. Haydon is a member of the Australasian Institute of Geoscientists and has over 16 years of relevant geological experience.

Northgate Minerals Corp.
Annual Report 2010
Page 83

Directors & Officers

Board of Directors

Mark Daniel, [2,3]
Toronto, ON, Canada
Corporate Director and
Retired Mining Company Executive

Paul J. Dowd [2,3,4]
Burnside, SA, Australia
Corporate Director and
Mining Company Executive

Patrick D. Downey, CA [1,4]
Whitby, ON, Canada
Retired Mining Company Executive

Richard J. Hall [2,4]
Centennial, CO, USA
Corporate Director and
Mining Company Executive

Douglas P. Hayhurst, FCA [1,4]
Vancouver, BC, Canada
Corporate Director and Retired IBM
Business Consulting Services
and PricewaterhouseCoopers Executive

Terry A. Lyons
Vancouver, BC, Canada
Chairman,
Northgate Minerals Corporation

Conrad A. Pinette [1,3]
Vancouver, BC, Canada
Retired Forest Company Executive and
Corporate Director

Kenneth G. Stowe
Oakville, ON, Canada
President & Chief Executive Officer,
Northgate Minerals Corporation

1 Member of the Audit Committee
2 Member of the Corporate Governance & Compensation Committee
3 Member of the Health, Safety & Environment Committee
4 Member of the Finance Committee

Officers

Kenneth G. Stowe
President and Chief Executive Officer

Jon A. Douglas
Senior Vice President and
Chief Financial Officer

Peter MacPhail
Chief Operating Officer

Christopher J. Rockingham
Vice President, Exploration and
Business Development

Matthew J. Howorth
Vice President, General Counsel
and Corporate Secretary

Eugene T. Lee
Vice President, Finance

Operations Management

Luc Guimond
Executive General Manager, Australia

Troy Cole
General Manager, Stawell

Ian Holland
General Manager, Fosterville

Gordon Skrecky
Project Manager, Kemess

J. Andrew Cormier
Project Manager, Young-Davidson

Northgate Minerals Corp.
Annual Report 2010
Page 84

Shareholder Information

Stock Exchange Listing

Common shares of Northgate are listed on the Toronto Stock Exchange in Canada and the NYSE Amex in the United States.

TSX: NGX | NYSE Amex: NXG

Transfer Agent and Registrar

Inquiries relating to share certificates, address changes or transfer of shares should be directed to:

Computershare Investor Services Inc.

100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Canada

t. 1-800-564-6253 (toll free in North America)
or 514-982-7555

e. service@computershare.com

Web contact form:
www.computershare.com/service

Auditors

KPMG LLP
Vancouver, BC

Investor Relations Inquiries

Inquiries regarding the Corporation's latest information, news releases, investor presentations, mining operations and general financial information may be directed to:

Keren Yun, Investor Relations:

t. 416-216-2781

e. ngx@northgateminerals.com

Interested parties are also encouraged to visit the Corporation's website at www.northgateminerals.com.

Annual Information Form

The Annual Information Form (AIF) is filed annually with the Canadian Securities regulatory authorities and with the US Securities and Exchange Commission (filed as Form 40-F). Copies of this form are available by contacting the Corporation's Investor Relations department or can be downloaded from SEDAR at www.sedar.com or EDGAR at www.sec.gov.

Annual General Meeting

The Annual General Meeting of Shareholders will be held on Tuesday, May 10, 2011 at 10:00 am EDT at the TMX Broadcast and Conference Centre, 130 King Street West, Toronto, Canada.

Design and production by TMX Equicom.

Northgate Minerals Corp.
Annual Report 2010
Page 86

FSC
Mixed Sources
Product group from well-managed forests and recycled wood or fiber
www.fsc.org Cert no. SW-COC-000890
© 1996 Forest Stewardship Council

10%

Printed in Canada

Northgate Strategic Planning

Vision

To be the leading intermediate gold producer by identifying, acquiring, developing and operating profitable, long-life mining properties.

Mission

We create sustainable value for our stakeholders, including our shareholders, our employees and the communities in which we operate, through disciplined growth and operational excellence while maintaining a safe workplace for employees and protecting the environment.

Values

We value honesty, accountability, transparency and teamwork above all else. These values guide all aspects of our decision making, the manner in which we conduct our operations, our choice of business partners and how we develop, pursue and assess our strategic objectives.

Business Arenas

We will continue to pursue our objectives in politically and socially predictable, mining-friendly jurisdictions with historically low regulatory risk. Our principal focus will continue to be on gold, gold/copper and gold/silver mines and projects.

Objectives

Northgate's Board of Directors approves the Corporation's strategic plan, including shorter-term objectives, on an annual basis and, together with the Corporation's executive officers, continually reviews the strategic plan and monitors the Corporation's progress towards achievement of its objectives.

Northgate Minerals Corporation

Toronto Office
110 Yonge Street
Suite 1601
Toronto, ON M5C 1T4
Canada
Tel 416·363·1701
Fax 416·363·6392
Email ngx@northgateminerals.com

Vancouver Office
815 Hornby Street
Suite 406
Vancouver, BC V6Z 2E6
Canada

www.northgateminerals.com